ONE HUNDRED VOICES

USG

USG CORPORATION 2001 ANNUAL REPORT

In recognition of the centennial of United States Gypsum Company, we present a sampling of the opinions and experiences of our customers, suppliers, employees, neighbors and friends, both past and present. Through these collective voices, we hope to provide insights into our history and culture, as well as our ongoing challenges and opportunities.

CONTENTS

USG Corporation and its subsidiaries are global leaders in the development, manufacture, marketing and distribution of building materials. Our key product groups include gypsum wallboard, joint compound and related gypsum products; cement board; gypsum fiber panels; ceiling panels and grid; and building products distribution.

USG Corporation 125 South Franklin Street Chicago, Illinois 60606-4678

We have seen tough times before, and we know how to handle them.

Voice one

William C. Foote
Chairman, CEO and President
USG Corporation

Dear Fellow Shareholders

Few business enterprises endure 100 years. Fewer still lead their industries for such an extended time. I am proud to say that United States Gypsum Company soon will be joining that distinguished group, even if our 99th year was one of the most challenging in our long history.

In 2001, we faced excess capacity in the gypsum industry, experienced a slowdown in demand for ceiling products and began working through a Chapter 11 restructuring. Yet despite these challenges, we continued to build enterprise value. We shipped record amounts of SHEETROCK brand drywall and joint compound products. We increased our share of the drywall market. We surpassed our ambitious overhead reduction goals. And we continued to prepare for the future.

We expect it to be a future that is free of asbestos litigation. Our June 25th filing for Chapter 11 protection had nothing to do with our performance. We did it only to protect our assets, to stop paying the asbestos costs of other companies and to begin to put the issue behind us, once and for all. Thanks to the hard work of our employees, we achieved those goals – and made a soft landing. Our plants kept running, often at full capacity, and we continued to serve our customers.

We didn't miss a beat. For both our customers and the vast majority of our employees, it has been business as usual, just as we promised it would be. Open, forthright communications with our customers, employees, investors and suppliers helped us keep their trust and confidence, a key factor in our ability to move forward.

We were equally successful in addressing the challenges of a tough market. For more than a year, excess capacity in the industry has put intense pressure on wallboard prices, reducing them to an average of $85.67 per thousand square feet in 2001, compared to an average of $130.61 per thousand square feet in 2000. Then, a weakening economy and the terrorist attacks of September 11th reduced consumer confidence to a seven-year low and drove down demand for construction products.

Leading the Way

But we have seen tough times before, and we know how to handle them. We intensified our efforts to cut overhead, reducing expenses to $279 million in 2001, a 10% reduction. We cut capital expenditures to their lowest level in seven years and pursued the sales of assets that are not vital to our business. We continued to shut down excess capacity by closing approximately 2 billion square feet of older, higher-cost production since 1999. We also optimized our new production capacity, consolidating our position as the low-cost producer.

So even though the course was rocky, we continued to outdistance our competitors. At 90%, our capacity utilization rate, a major determinant of profitability, was an estimated 12 points higher than our competitors' rates. We remained profitable, unlike many companies in this industry. We reported net earnings of $16 million, even after bankruptcy-related expenses and other special charges. In an inherently cyclical business, we are leading at every point of the cycle – both the troughs and the peaks.

Our ability to lead the way through a downturn rests on the strategies we have followed since the mid-1990s. The five new plants we have opened in the U.S. since 1999 equip us to succeed in good times and bad. We have 3.4 billion square feet of new, low-cost wallboard capacity, which is crucial to maintaining our profitability in a buyers' market. The "Next Generation" SHEETROCK panels we introduced in 2000 offer measurably greater value. A single gypsum and ceilings value offering and an integrated salesforce brings all of our products to more of our customers. New FIBEROCK underlayment and sheathing products will help us win a larger share of construction budgets. L&W Supply has grown to become the leader in its market.

Now we will reap the benefits of these investments. Our goal, as always, is profitable growth. But today it is vital. To build our business, fairly compensate our creditors, reward the loyalty of our current shareholders and resolve the issue of asbestos, we must increase our enterprise value. We did it in 2001. We must continue to do it, year after year.

Keeping Our Promises

Keeping that promise means keeping our focus. We cannot control the tort litigation system, the demand for our products or the prices paid for them. So we are focusing on what we can control: our customer relationships, our costs, our continued growth.

Our operating plans accentuate the profit in profitable growth.

All of our businesses will intensify their focus on customer satisfaction. At the same time, our gypsum business will not let up its cost-reduction efforts. While we have made a great deal of progress, we think we can wring even better performance from our new production capacity. Lowering our costs even more makes us an even stronger competitor. Although the gains will be harder to achieve, we'll continue to build our market share – but not at any price. Our long-term strategies call for us to continue to prune operations at older facilities and profitably scale production to the level of demand.

The drop in new commercial and office construction hit our ceilings business especially hard. But we are not waiting for an economic recovery to improve our performance. We plan to strengthen our dealer network, concentrating on the most productive relationships. We also plan to optimize the single, integrated drywall and ceilings salesforce we created at the end of 2000. Uniting our U.S. sales teams hasn't been easy – it took more than a year for us to complete a similar move in Canada – but as our Canadian experience shows, any short-term pains are far outweighed by the gains. Our service is now more comprehensive, cost effective and convenient than ever. After months of training and preparation, we are beginning to see the results of this effort, and we expect to see more.

Our international ceiling operations are being rationalized. We scaled back a production facility in Europe and closed our construction metal and ceiling grid plants in the Czech Republic and Taiwan. Whether it means fixing, merging or closing our international facilities, we will do what is necessary to improve our results.

With 180 centers, L&W Supply has become a preferred source for high-quality construction products and reliable "last mile" logistics services. We continue to improve the portfolio of operating locations, opening new centers in attractive locations and closing those that fail to meet their objectives. We will continue that strategy. Highly selective acquisitions will focus on the best opportunities.

We also are looking at new ways to improve the productivity of our delivery vehicles and other assets.

Building Value

Profitable growth – building value – is of paramount importance, and we'll leave no stone unturned. But we will not do it at the expense of our customers. While we have historically enjoyed strong relationships with our customers, we will never take them for granted. We believe that there is always room to improve our service, and the extensive survey we conducted in 2001 tells us how. A new enterprise resource planning system, which we are now beginning to implement, will link our operations and improve the way we process transactions. New services, including job training, safety training and recycling services, will add to our value and deepen our relationships with dealer partners and contractors.

Neither will we overlook the future. Even in tough times, we are planting the seeds for tomorrow's growth. We are building a new DUROCK cement board plant in Baltimore. A new joint venture with Knauf – Knauf / USG – creates Europe's largest supplier and distributor of cement board systems for interior and exterior construction. We gain new technology that conforms to European building standards and, potentially, much stronger ties to the European market. In the U.S., we will continue to roll out new FIBEROCK gypsum fiber products. Although our FIBEROCK sales have not grown as fast as expected, we are confident that these products will help us build a profitable new franchise in our market. We also are looking ahead to the next generation of process technology, which promises dramatic increases in productivity.

Long term, our prospects are promising. Our products are of the highest quality and help fulfill the basic need of shelter. SHEETROCK is one of the best known and most highly respected brands in the business. Our production capacity – our entire infrastructure – is the most productive and profitable in the industry. We enjoy all of the benefits of market leadership. The long-term fundamentals for construction markets are solid. Housing remains strong, and more than half of the office space in the U.S. is more than 20 years old, which should strengthen sales in the repair and renovation market.

The Challenges Ahead

The challenge is to get from here to there. The months ahead will test our leadership.

We expect little, if any, improvement in our markets. The commercial construction market will remain weak. Housing starts and the demand for drywall are likely to decline. Excess capacity will continue to be a challenge until there is a better balance between supply and demand.

What's more, we are entering a new, more challenging phase of the Chapter 11 process. We and the creditors' committees now will attempt to determine how much each of the stakeholders should receive. It is a difficult process that may well stretch beyond 2002, but we intend to keep working toward the same goals we have had from the start. We want to fairly compensate legitimate asbestos claimants, repay our suppliers, bankers and other creditors, and protect the interests of our current shareholders. We will extend our leadership by serving customers and maintaining operational excellence. We will work to retain the people who are the strength of our organization. We intend to put asbestos behind us once and for all.

At the same time, we will continue to take part in efforts to work for a legislative solution to the asbestos litigation crisis, which has now driven close to 40 companies into bankruptcy and threatens scores of others. We also will continue to practice the credible, honest communications that have sustained strong relationships with customers, suppliers, investors and employees.

Frankly, in a situation like ours, little is certain. We are confident that we can manage our way through the slowdown in our markets – that is not in doubt. But it is impossible to predict when, or how, we will emerge from Chapter 11, or what the recoveries for our many stakeholders will be. In such circumstances, the only thing that's certain is that our profitability – our bottom line performance – counts more than ever.

To continue to build our value, we must be prepared to adapt and change – everything, except our basic beliefs. In honor of U.S. Gypsum Company's 100th birthday, which we will celebrate in May 2002, we have collected comments about the company from employees, as well as from customers, suppliers, neighbors and friends. Each comment offers a uniquely personal perspective on the evolution, culture and strengths of the enterprise. Together, they portray a values-based organization that has long been committed to safety, quality and integrity – and to finding the better way.

We will maintain and nurture those values because they have helped us navigate one of the most tumultuous centuries in human history. Because they have helped us build enduring relationships, with one another and the people we do business with. Because they make us what we are: the leader.

We are focused on building value. We have strong values. Most of all, at every level, we have outstanding people. I am proud and grateful to report that tough times have brought out their best. And with their continued loyalty, perseverance and determination, I am confident that we will move forward into a second century of growth.



William C. Foote
Chairman, CEO and President
February 14, 2002

For such a large company, you would expect them to be very bureaucratic, but they react and respond like a smaller, nimble, more flexible company.

Voice two

Brian McGlone
President
B.J. McGlone & Co., Inc.
Edison, New Jersey

Taking a Risk

I started hanging wallboard in the 1960s. My dad and I started our contracting business back in 1986, when he was 72 – he has been in the business forever. He started with the Airtight Company in 1946 and eventually moved to McNulty Brothers before we started Thorne Associates in '86.

My dad is really the one who started the relationship with USG years and years ago. But about eight or 10 years ago, I had a disagreement with another drywall manufacturer – one of U.S. Gypsum's competitors. It was a minor thing, but they handled it really badly. Basically, they were letting the bean-counters dictate strategy for the company. I stopped doing business with them completely because of that incident.

After that, I made a commitment to use USG products exclusively. It's a risky thing to rely on only one supplier. I can remember a 6:30 a.m. meeting that my dad and I had with Jack O'Bryan, who was in charge of the gypsum business at that time. We told Jack, "We have made a commitment to you. Our butts are on the line – we're hanging out there. We need the same kind of commitment from you." Jack told us, "You'll get product when you need it." And when push came to shove, we got the product.

Two years ago, we were bidding on a job called Lakeside Tech – it's the old R.R. Donnelley printing plant that was being converted to a high-tech center. It was a big job with tight deadlines and a bidding process that went right down to the wire. I worked closely with Larry Kokinda, Paul Furman and Debbie Ortiz to make sure I knew the absolute last time that I could place a massive order and still be assured of delivery in time to meet the production deadlines. I won the bid at 11:30 on a Friday morning and got my order in before the 1:00 deadline that Larry had given me. Everything worked out great – we got the job, USG delivered on time and our client was very satisfied.

Last summer, I was approached about a job for a new Nordstrom store. They asked me, "Can you get enough board?" I said that I could. They asked me, "Do you have the manpower?" I said I certainly did. I got the job and I got the board I needed. Another example of how our mutual commitment has worked out.

Basically, when I am out there selling jobs, I put it on a personal level. I'm not a big believer in legal contracts and that sort of thing. I give my personal guarantee that we will do the job right and on time. I'm able to do it because USG will back me up.

Larry Kokinda is the best sales rep I have ever run into. He will throw himself on the sword to get things done. My goal in life is to earn him as many free (company-paid) vacations as possible!! I told him, "My goal is to earn you five trips, buddy!"

I encourage all of my project managers to read the USG handbook cover to cover. There's a wealth of information in there.

Voice three

Dana Thorne
CEO
Thorne Associates
Chicago, Illinois

The biggest worry any plant manager has is employee safety. The worst part of this job is when someone is injured and you're waiting in the emergency room to learn their status. Those are the most difficult minutes of a plant manager's life. Our safety record is excellent. Last year, we had 947,533 employee hours without a lost-time injury and in January 2002, celebrated 1,000 days without a lost workday.

Voice four

Bob Thompson
Plant Manager
United States Gypsum Company
Jacksonville, Florida

Not a Day

I've been working for USG for 15 years. I have been on the safety team for 10 years and for the last three years I've been the safety team leader. I previously worked at a yeast manufacturing plant and before that at a steel mill.

It was a major transition going from the yeast manufacturing plant to USG. There were no safety programs in place at the yeast manufacturer and injuries were something that happened a lot. If you got hurt and were disabled, they would find someone else to do your job.

At USG, I was amazed at how much emphasis we put on safety. At first, you walk in the door and hear about it and think that you've heard it at 100 different places before. But the difference is that I've been working here for 15 years and this is coming from the heart: not a day has gone by that I've thought that I would get hurt at the plant.

Safety is taken seriously by the depth of the training. Other companies talk about it short term. You get a little piece of paper to sign after someone stands up and gives you a speech and that's it. But at USG, it's long term and it's in depth. All three of the plant managers I've worked with have supported the safety team and have given us what we need.

No one is afraid to tell someone if they are doing something unsafe. A new hire could tell a manager and he won't have to worry. There is an open spirit of communication. Safety is emphasized 24/7 here, which is the modern-day slang for a guy my age. It doesn't take any time off.

I've seen situations where there's something that isn't safe, and they'll stop operations and call a safety meeting right then and there. I've heard in the past a board line was actually shut down. That's a major thing – to shut down a line to tell people what's going on; you lose a lot of production when it happens. But it was no problem when the foreman had to go and explain to the plant manager why the board line was shut down. I think the foreman would have been called in to explain why he *didn't* do it as opposed to why he did do it. If someone points out that something is a safety hazard it's taken care of immediately. Otherwise, heads will roll.

Voice five

Larry Gerlock
Mill Department Supervisor
United States Gypsum Company
Baltimore, Maryland

A True Partnership

I believe U.S. Gypsum is an excellent customer. The reason for the great relationship that we've had for 33 years is because of the comfortable feeling, the candid communication between their company and ours, from top to bottom. They understand our problems and help out where they can. In turn, we help them further their business with their customers.

As an example, we do a lot of transporting to Home Depot and must be very flexible with Home Depot stores in terms of getting the board there when they want it. This can mean delivering in the middle of the night or the middle of the day.

Another issue we've worked with U.S. Gypsum on is delivering directly to their customers at job sites. USG has convinced some customers they don't need their own transportation equipment because we can deliver board to them when they need it. We have worked together on our loading priorities so that we meet the customers' crew at the site with the material.

This is such a good relationship because when certain problems arise – and in any customer relationship there will be issues – everyone from sales and marketing to traffic to the people at the plant works together and communicates about ways to prevent similar things in the future.

For the future, I see nothing but good things happening. I have all confidence in the future – theirs and ours.

Voice six

Gus Osterkamp
President and CEO
Osterkamp Trucking, Inc.
Pomona, California

At Home Depot, we work extremely hard to align ourselves with the best players who have the best brands. In gypsum, SHEETROCK is the brand of choice. There's no question about that.

Home Depot and USG are doing the same thing – working with the top players in the industry. That's why this partnership makes sense.

Voice seven

Steve Mahurin
Vice President, Merchandising
Home Depot
Atlanta, Georgia

Looking Up

The primary thing I think of with USG is ceilings. They have developed ceiling systems for use throughout commercial interiors.

USG makes many different types of tiles that work in different situations. We do all kinds of interiors, from corporate offices to healthcare to scientific laboratories. USG has a suitable tile for all these. In a lab, we might use their science-oriented tiles with Mylar coating. In an office, we'd use basic tiles in some spaces and tiles with high acoustical performance in others.

I have used CURVATURA before and am working with COMPÄSSO on a job right now. We use these more in public areas where they will be seen – reception areas or a concourse.

The product quality is excellent. At HOK, we are pushing a green approach to design and construction. USG, as well as some other manufacturers, is good in this regard. USG's tiles contain a significant amount of recycled fibers, and that is appealing to us.

USG is pushing the envelope on newer concepts, such as prefab parts like the COMPÄSSO edge and trim system. USG's products help the designer specify systems that are prefab, that you don't have to design from scratch. This is unique to USG. Nobody else has anything like it.

Voice eight

Jocelyn Tremblay
Senior Interior Designer
HOK
Chicago, Illinois

Bedrock

The bedrock of our business is acoustical ceilings. Our relationship began in 1986 right after USG acquired DONN grid.

I've coined a phrase that a supplier has to provide the three Ps: product, price and people. USG does a reasonably good job in all areas.

In Chicago, my main contact is Steve Gillhouse. He is a cool, calm negotiator and a good man for the position.

Our local contact is Greg Kovacs. He is personable, not pushy or demanding the way some other companies' representatives are. He keeps us focused on ways to increase volume.

We had a sticky case in the early '90s with Hurricane Andrew. Our primary contact at the time was Steve Barry. He diligently worked through a problem we had with some rusty grid and sagging tile on a school job. He gave some credits to the school board to solve the problem, which was mostly due to the hurricane.

What has set them apart in the past is their willingness to make a deal that is good for both sides and then stick to their end on a long-term basis. That is what has kept them as a long-term supplier to us.

Voice nine

Ray Verner
Acousti Engineering
Company of Florida
Orlando, Florida

There is only one way to save money, and that is not to spend it. There are a number of ways to get money, one of which is to spend money, that is, to invest it so that the returns will be sufficient to justify the expenditure...

"Plant Additions and Investments" from the book
A Test of Management – The Problem: Winter of 1931-1932
Cited in United States Gypsum: A Company History, 1995, page 65

Voice ten

John Nold (1931)
Engineering Department Manager
United States Gypsum Company

Following USG

I've followed the housing sector since 1986. I cover a wide range of companies – from the manufacturers to the retailers.

I have admired the management at USG since the company emerged from the first chapter 11 in the early 1990s. They set a course to rebuild the business – and they did exactly that. On every quarterly conference call with analysts and shareholders, management would report on the progress against the established goals. They used the quarterly calls to articulate short-term progress toward long-term strategic goals.

Rebuilding the business was not an easy thing to do. They were faced with an economy in recession, significant debt and a company in need of capital investment. They went about it the right way. They invested in the business first – I commend them for doing that. They got the business functioning well, then they paid down debt.

The whole asbestos situation is a disgrace to our legal system. It's a form of extortion that is just outrageous. It cries out for a responsible solution from Congress.

I hope that USG is able to successfully emerge from Chapter 11. I look forward to covering the company on a regular basis again.

Voice eleven

Barbara Allen
Senior Securities Analyst,
Housing Sector
Arnhold and S. Bleichroeder
New York, New York

Nice Neighbors

Inspiration Ministries is a 53-year-old non-denominational Christian organization that serves people with physical disabilities.

I've worked closely with two plant managers at Walworth – Bill Schmitt and Jeff Russart – and I have no recollection of ever being turned down on a request. Jeff is hoping to get some people over here from the plant to help us install some new ceilings. That's the thing about USG. During the last project, Jeff offered grid when I didn't ask for it. He told me the company makes it and asked if we wanted some. This time, he has offered people to help install. This will save us a great deal of money because otherwise we'd have to hire contractors. Each time I bring something up to Jeff, he tells me there's more available than what I've asked for. And we can certainly use the help.

The plant and USG are great to have in the community. The plant provides jobs and stability. This is a small town – about 1,600 people. USG is the largest facility in the village in terms of number of jobs, and USG is a good corporate citizen. There has been no controversy with the plant whatsoever in the six years I've been here, and USG has not taken advantage of the people or town like some companies might have.

They do their business and do it well. They're the best kind of corporate neighbor to have.

About the bankruptcy, I just want to see them do well. USG has this community on its side. We're rooting for you.

Voice twelve

Dave Rowland
President
Inspiration Ministries
Walworth, Wisconsin

The gypsum company has helped us for years, starting back in the '70s. They've been exceptionally helpful to us over the years in many, many ways.

We were the first department in our area to get the Hurst Jaws of Life. CGC was one of the large donors that enabled us to acquire it. They also contributed to the purchase of a photo-imaging camera and supported our fundraising for a rescue truck in 1995. Recently, the plant donated the gypsum board for the inside of our training and recreation center. There is no end to the stuff they've given and done for us.

Voice thirteen

Bob Shoup
District Chief
Haldimand County
Fire Department
Hagersville, Ontario

Good and Bad

I know USG is struggling with the bankruptcy, but they remain a classy organization with good people.

We started in business in 1996, so our company is not very old. The first year, we did $300,000 in sales. In 2001, that number was $10 million – exclusively with USG products and L&W Supply.

I think of two things when I hear the name USG. First is an excellent quality product. Second is people. They have good people. USG has the best technical support system in the industry. That's who I deal with most. They back me up when I need it. USG backs their products. There's comfort in that. I also want to associate with the best people. Working with the best makes my job easy.

All their products help our business. I push USG products. I let my customers know I use the best. There isn't any one product that has helped my business more than the other. They are all tremendous. I do have to say their Select mud is awesome. It gives a great finish. We were using another manufacturer's product and were having problems, so we switched to USG. We've been using Select mud ever since it came out. I tested it when it was being introduced. They sort of used me as a guinea pig. I could buy from anybody, and they know that, but I choose USG.

L&W? They are the greatest. I started out with a different supplier and I wasn't getting any kind of responsive service. I was the new kid on the block, and they didn't care about my business. L&W came along, and they treat me like I'm their only customer. I don't have any problems with them. They are the best – from the crews who stock the jobs all the way up through the management. The quality of their work is a reflection of the management. They do a great job of training people. They make sure that little problems don't become big ones.

Just last week, we were stocking a difficult job. It was rainy, and the site was very muddy. The job was behind, and the builder asked if we could help catch up. L&W showed up with just about everybody they had, I think – three boom trucks and three or four flatbeds. There was very bad access to the job. The crews toted every sheet by hand to the basement. When I asked Steve Woodward, the L&W manager, about it, he said, 'We take the good with the bad.' The builder was pleased. He thought that when they saw the site, they'd turn around and go home. I know they don't do that kind of thing all the time. I guess if this gets printed, everybody will be bugging them for that kind of service.

I guess I'd say USG and L&W are like a football team. They work as a team. They have strong leaders. I've met most of them. It's great that when the leaders are in town, they've taken the time to meet with me. USG also is aggressive. They do what they have to to win. Top, middle, bottom – they work as a team and make things happen. I try to model my business after USG's. I've observed Chris Owens and the way he treats his customers. From Home Depot to the guy down the street, he treats everyone the same – as if we are all equally important. I try to treat my customers the same way.

Voice fourteen

Al Fernandez
President
Fairway Drywall Contractors, Inc.
Alpharetta, Georgia

A Personal Interest

I've been with USG for 16 years – all of them with L&W. About three years ago, I was officially named the center manager – chief cook and bottle washer.

In this market, L&W is known as Calwal Gypsum Supply. I've done just about every position here. I'm not above scrubbing the bathroom floor, either – you do what you have to do.

We have a very broad and loyal customer base, mainly because we have one of the largest and best-stocked showrooms in the country. We pride ourselves on one-stop shopping and next-day service.

We cater to commercial contractors. We sell them everything, literally. We don't want them to go anywhere else to buy anything. We sell everything from ordinary, everyday sunglasses to shaft wall systems and everything in-between. We have clothing – and this summer we sold hot dogs, nachos and ice cream.

My philosophy is that once you have a customer in the door, make sure they don't have any reason to go anywhere else. Most of our customers don't even shop our price. They trust us to keep them competitive. They know we service them. And we work with them on their credit needs.

Most of the key people who work here at Calwal are longer-term employees – 10 years or more. One of the things that has kept all of us here is working for a company that allows you to run things like a small business, but with the benefits of being under a corporate umbrella. That has never changed.

In a small company, you can be close to your employees. You have some leeway with them and they have some leeway with you. We're like a family – nobody gets lost in the shuffle. From an L&W center manager to the president is a short ladder – there are only two people in between. If I ever felt the need to call Jim Metcalf, I wouldn't hesitate. I've never had to, but if I did, I wouldn't hesitate.

I met Jack O'Bryan and his wife a few years ago at a USG awards dinner. My husband and I were seated next to Jack and his wife. I didn't know who he was and there were customers at this dinner, too, so I asked him if he worked for USG. He said yes. I asked him if he worked at headquarters. He said yes. I asked him what he did. He said, "Oh, not much. I'm the president." I couldn't believe it! We all had a wonderful conversation.

Jack remembered me two years later when I was in Chicago for a meeting. That's something you just don't find in most big companies – a personal interest in people.

I think that L&W is in a really good position to grow. They have made some very smart acquisitions of new yards.

I make it my business to go to other L&W yards any time I am traveling. They are all run pretty much the same way – and they all want to grow.

I heard somebody say recently that a customer can demand excellence in any two out of three areas: price, service, or terms. You have to work with him on all three, though, to keep him competitive. That's what we do – we work with them to keep them competitive.

Voice fifteen

Connie Bouchard
Center Manager
L&W Supply Corporation
Sun Valley, California

Above and Beyond

C.J. Coakley Co. was founded by Mr. Coakley and his wife, Ellen, in 1962. Today, we are one of the largest commercial interior contractors in the Washington, D.C., area. In 2001, we did approximately $35 million in volume, and we employed 450 people.

We have been using USG products since the company was founded. We use all types of USG drywall, as well as their specialty board products, including DUROCK and FIBEROCK.

USG almost single-handedly developed drywall, which is the essential building block of interior construction. I had a friend say that I am in the SHEETROCK business, and I told him, "I'm glad you think of it in those terms, but that's a trademark of USG." Their plaster and drywall are the best. We use only USG products because of their competitive prices, our longstanding relationship, the services they provide and their technical support.

USG helps us in our business daily. The technical support people have extensive knowledge of their products, and they always provide us answers to our difficult problems. We have customers who want to do something different on a job, and we'll call USG and ask "Can we do this?" You'd think that after all these years of the industry's use of drywall, there would be no more questions, but commercial construction is such that somebody always wants to do something different. USG's products and systems have been thoroughly tested. Their technical knowledge helps us with contractors because USG knows the correct way to do things and will stand behind us. Their support enables us to deliver a quality product and job to the customer.

Because we have a longstanding relationship with USG, we have known many of their people for many years. The area manager, John Amsler, and his staff do a great job of knowing and meeting our needs from USG Building Systems. They support us in every manner. With respect to the L&W side, I know Jim Metcalf well and I have to say that, in the past, at times L&W's service needed help. Jim Metcalf has always said, "Tell me what you think," and we've been honest with him. They were behind in service compared with some other distributors in our area. Jim and Joe Carson, the general manager, made a conscious effort to get better and have done that successfully. We try to support them. They have rectified their problems.

The most recent example I can recall of when USG went "beyond the call of duty" was immediately after the tragedy of September 11. We had just finished up Wedge 1 of the Pentagon when the attack happened. Our people had just gotten out of the building when the airplane hit Wedge 1. We were finishing up at the site and had had a meeting at 7:30 in the morning to go over the punchlist. If the attack had occurred six or eight months earlier, we would have had 100 people in the building. Everyone at USG, including Bill Foote, knew of our involvement in the project. Jim Metcalf and Foster Duval called from Chicago to make sure our company and our people were all OK. By offering materials for cleanup and restoration, USG demonstrated strong patriotism and humanitarianism in the face of this national tragedy and at the same time expressed genuine concern for an old customer.

Most of the initial rebuilding at the Pentagon has been work to repair water damage. If you've seen the photos, they tore the damaged part of the building down. We had planned on doing work in the future on Wedges 2 through 5, but negotiations for that are now on hold. We'll probably be going back into Wedge 1.

I've met with Bill Foote two times in the past six months. I was happy to have the opportunity to talk with him. Personally, I feel their Chapter 11 position is an injustice for such a strong and deserving company. It is a real pity that the litigious nature of our society allows a company like USG to be victimized by the asbestos problem. They are a company that is sincerely concerned with the legitimate victims of asbestos, but the situation got out of hand and the people who really are sick have been exploited by those who are just looking for money. I know Bill Foote had a hell of a time coming to the decision to file for Chapter 11. I had hoped that Congress would take action to fix the problem.

Voice sixteen

Douglas Ayers
President
C.J. Coakley Co., Inc.
Falls Church, Virginia

Corporate partners like USG enable Lakefront SRO to permanently house formerly homeless and low-income individuals. When we constructed the South Loop Apartments, USG generously donated wallboard to help us construct our building and our training center, which is called the USG Job Training and Employment Center. Their continued support of Lakefront and other organizations is remarkable.

Voice seventeen

Jean Butzen
President
Lakefront SRO
Chicago, Illinois

Gold Medal

I would like to provide you with a great success story which is a direct result of the Train-the-Trainer seminar I went to last summer.

At the District 11 SkillsUSA-VICA competition, my students placed second in Action Skills and Building Maintenance Technology, third in Team-Works, eighth in Carpentry and first in Job Skill Demonstration A.

Our first-place winner was Heather Smaltz, a 14 year-old 9th grader competing against 10th, 11th and 12th grade students. She gave a five- to seven-minute demonstration on applying paper faced corner bead compared to metal corner bead. Heather will be representing District 11 at the Pennsylvania State competition on April 17-19.

I learned about paper faced corner bead at the Train-the-Trainer conference held by USG Corporation and SkillsUSA-VICA. I want to thank you and let you know that the training you provided me was put to good use. I also plan on writing an article for the Lehigh Valley Industry Council newsletter explaining how the knowledge you provided me as a trainer was passed on to my student. The information led my student to a gold medal.

Voice eighteen

Stanley R. Dixon
Instructor
Bethlehem Area Vocational
Technical School
Northampton, Pennsylvania

We go back eight decades. There's been a Brand working here ever since my grandfather started on April 23, 1923. My family has about 170 years total in this plant alone.

Security keeps the old timers around. My mom always said that none of us ever got rich, but there's been a lot of Brands raised out there in USG by USG money. And it's been good. We grew up at this end of town and it's been good for the Brand family – that's for sure.

Voice nineteen

Warren "Curly" Brand
Maintenance Foreman
United States Gypsum Company
Fort Dodge, Iowa

We are like a crew that has seen its ship through harm's way, yet relishes the challenge of the sea. The 'sea' of business has never been gentle, and it is not likely to be in the future. The more difficult the storms, the more we learn. Adversity brings with it comprehension. It has given us a new self-awareness and appreciation for the forces of the marketplace.

Voice twenty

Eugene B. Connolly (1994)
Retired Chairman and
Chief Executive Officer
USG Corporation

In the Foreword to United States Gypsum: A Company History, 1995, page iv

Business as Usual

I've been in the building materials distribution business since 1990 and have worked with USG since 1994. Our relationship began with Bob Sirgant. He was general manager in the East. We were looking for another supplier, and he, of course, was looking for new business.

The foremost things about USG are its quality and service. The service is great. They don't take a back seat to anyone. With us, it's important that a supplier be consistent, and USG offers consistency in quality and service. They consistently do a good job. I'm not saying they are perfect – when you do business every day, as we do with USG, things go wrong. But we communicate, and things are taken care of – immediately.

I have several contacts: Bob Sirgant, Tim Bixler, Kevin Courtney. As a customer, I think they handled the bankruptcy communication very well. They kept us informed. They called me to tell me what was going on, and they had a Web site where we could go for information.

USG is not operating like a company in bankruptcy. From a customer's perspective, you can't tell it.

What do I think of the company as a whole? They are in bankruptcy now, but the problems didn't happen on this management's watch. They are cleaning up a mess from 30 years ago. They have an aggressive, young management team. They have aggressively set about to repair the situation. USG faces its problems. Not every company does that. I think the people at USG take a lot of pride in that company. They think they're the best, although it's not something they show in their behavior. They are just conscious of their leadership position, and they don't want to lose it.

Voice twenty-one

Jim Bedsworth
President
KCG, Inc.
Lenexa, Kansas

Like Teddy

USG reminds me of Teddy Roosevelt. They've been courageous as a company in confronting issues. They have high moral character, high standards as a company. They will do what they think is right based on their convictions. Kind of like charging up San Juan Hill. They also walk softly and carry a big stick. They have the confidence to do what's right, to take a different path if necessary.

I think of their restructuring, when they fought off Desert Partners. Even their move to open L&W. Even though it was not universally popular with their customers, they held to their belief that it was the right move. In that, they're also like Farragut: "Damn the torpedoes – full speed ahead!"

My message for Bill Foote would be: Hang in there. We'll get through this. We are sympathetic to your plight with the asbestos problems. I hope Congress and the President have the foresight to put a stop to runaway litigation. It's causing us headaches and costing the U.S. economy literally billions and billions of dollars. I'm convinced very little of that is going to sick people.

How to put our relationship into words? USG has worked hard to build good relationships. They have met us more than half way. I have the highest respect for them. They do a wonderful job of being a key partner that we can depend upon in business. They have the best company literature. They stand behind their products. The people are well-trained top to bottom. It is a pleasure to do business with a company that professional.

Voice twenty-two

Richard Peckham
Chairman
Westside Building Material Corp.
Anaheim, California

Catalano Brothers, Inc. has served as the dedicated house-trucking carrier for USG's Boston plant since 1929. We act as an extension of USG's customer service and sales force, and our goals are the same – provide superior service to USG's customers.

Our goal is to challenge a fourth generation of family members to continue to provide superior service to USG, with the pride and dedication of their predecessors.

Voice twenty-three

Fred Catalano
Treasurer and Chief Financial Officer
Catalano Brothers, Inc.
Charlestown, Massachusetts

My dad started this business in 1960. He taught me a tremendous amount about how to run a successful company. I tried doing a few things differently when I took over, but mostly, the way I work is the way I learned from him.

One of the things he stressed was to to never cut corners on quality. I never have. I wouldn't ever construct a kitchen or bath with anything other than DUROCK. It's better than anything else out there.

Voice twenty-four

Jack Yelnick
John H. Yelnick Construction, Inc.
Indian Head Park, Illinois

Continuous Improvement

Since I have been at USG Research – I joined in 1989 – I have seen so much change in DUROCK cement board. The work of our team has been crucial to improving the formulation.

Our group consists of two Ph.D. chemists, a manager who is a civil engineer and two technicians. My Ph.D. is in solid state science and cement chemistry. We will be making formulation changes this year that will be very important for cost reduction for DUROCK.

At the beginning, this product was very expensive to make. Research, working with the plants, has been able to dramatically reduce raw materials costs for DUROCK by changing the formulation many times. We continue to work on this. The effort and improvements are never-ending. I started on this project 10 years ago, and we're still doing it – making the product less expensive to manufacture. So far, the savings are equivalent to about $1 million per year. And we are not finished yet.

Voice twenty-five

Marianela Perez-Pena, Ph.D.
Senior Member Technical Staff
USG Corporation
Libertyville, Illinois

Interwoven

Our companies are both blue chip companies. When there's been an issue, we'll put together a plan to work through it.

We worked closely together when DUROCK was being developed 20 or more years ago. PPG is a supplier of the yarn that the weaver purchases and then weaves into the reinforcing scrim for the board. USG then purchases the scrim. PPG, USG and the weaver were a kind of trilogy, if you will, developing the right chemistry, scrim weight and other aspects to create the final application.

DUROCK board has been very successful. It has a lot of competition, but it is truly the trademark name.

We also worked together through the first bankruptcy and now the second. Because of the open line of communication, it didn't catch us by surprise. We knew for years that USG had an issue with asbestos. We didn't just talk about it two weeks before. We had been talking for five years. We continued to supply them with no problems. We're getting through this because of the respect we have for each other. A long-term relationship allows that. Changes are never-ending. We've grown well together and will continue to do so.

Voice twenty-six

Larry Wells
Eastern Zone Sales Manager
PPG Industries
Naperville, Illinois

No Trouble

For the past two years, I've been technical director for the New York office of Perkins & Will. For the 30 years prior to that, I worked for I.M. Pei and Partners.

The quality of USG's products is excellent, maybe even better. I have never had problems. USG is a company that stands by what it says. We like to use products that have published data indicating correct use. That way, if something goes wrong, the manufacturer is enjoined in the problem if the product does not work as it is stated to. In my recollection, there has never been a problem with a USG product. Their publications are excellent. Because of this, it is more inviting to use a USG product. You know you are not going to get into trouble.

I tend to think of USG because I refer to USG literature so often. It is an industry standard, a guide, whether that is right or wrong.

Our local architectural representative is Rich Ferrara. He is so dedicated to the business that he has given me his home phone number in case I need to call him, and this is a purely a business relationship. Rich is 24/7. I have the highest regard for an individual that will step up to the plate and go above and beyond what is required.

By the way, I am quick to compliment but I'm twice as fast to criticize, and you'll notice I haven't made one criticism here.

Voice twenty-seven

Richard Diamond
Technical Director
Perkins & Will
New York, New York

Showcase

I joined USG in 1999 after working for six years as an architect. I was finishing my Master's Degree in Architecture at the University of Michigan in 1995 when I came to Chicago for a one-week internship. Valerio Dewalt Train is a prominent architectural firm here in Chicago that offers two internships each year to Michigan students – Joe Valerio, one of the principals, is a Michigan grad, too. The internships are short and unpaid – one week long – the purpose is to sort of expose students to the life of an architect. I was offered a permanent position and started in June of 1995.

I did lots of work with USG during my six years with Valerio. I did mostly big commercial jobs, which led me to work very closely with the technical and design people at USG. I designed a large portion of the corporate headquarters for 3Com Corporation – over 130,000 square feet. We used many of USG's products in that building.

When I was offered a position in USG's Solutions Center, the decision was easier because I already knew the company, the people and the products.

In my role as marketing manager for the owner and architect segment, I'm responsible for the renovation and promotion of The Solutions Center. It's our showcase for products, but it's really much more than that. It's a place to learn. It's a place for building solutions – a hands-on, one-on-one type of environment. It's a showcase, but it's also a platform for launching new products.

We do continuing education here, too. Architects, like all professionals, are required to earn continuing education credits. The classes we offer allow architects to stay current with issues in the field and meet the continuing education requirements. I think the classes are really good and useful – in fact, we won an award for excellence from the AIA last year for the classes we offer.

Over 5,000 people visited The Solutions Center last year; most of them were architects or owners, but we get distributors, interior designers and students, too. About 2,000 architects and designers visited during the NeoCon show at the Merchandise Mart in June. NeoCon is one of the biggest trade shows for architects, so having 2,000 people visit The Solutions Center during the conference may not seem like a big deal. But when you consider the fact that our showroom is a block and a half away from the show, you realize that people really want to come here. We're not just another booth at the show. They make an extra effort to leave the conference and come here – this is a place to learn and experience new ideas.

I really love my job. Architecture can be very challenging. And part of the challenge is figuring out the right products and how to use them. I love working directly with architects, helping them to come up with solutions. USG has such great products – it's just a matter of knowing where and when to use them.

Voice twenty-eight

Rosa Lee
Marketing Manager,
Architect and Owner Segment
United States Gypsum Company
Chicago, Illinois

Learning Experience

Continuing education is an important part of membership in the American Institute of Architects. AIA architects must complete 18 credit hours of learning annually to maintain their membership in good standing. They can earn one credit hour by reading one of our courses, or articles, and successfully completing a written test on that subject.

USG certainly has demonstrated its commitment to educating architects through its investment in AIA-certified courses published in Architectural Record.

USG published five courses with us last year, and as of January 2002, AIA continuing education units completed for those courses totaled more than 14,500. In addition, a survey by an outside firm showed readership of USG's August 2001 course was 82,500. We have 106,000 monthly subscribers and about 275,000 readers, so that's a high percentage, especially considering most of those folks were not reading the material for credit. USG's well-written articles covered subjects such as abuse-resistant wall systems and curved ceilings.

It's a wonderful testimonial to the strength of the program that AIA architects have committed their time and energy to take USG's courses and that so many other readers find the articles interesting and useful. USG's program in our magazine earned it an Award for Excellence in Education from AIA for 2001.

The company is to be congratulated for its success and commitment to excellence in continuing education in its industry.

Voice twenty-nine

Mike Gilbert
Midwest Manager
Architectural Record
Chicago, Illinois

Earning It

I may be a little biased, but the AIA's Award for Excellence in Education is the hardest to earn. USG won the award last year.

The award has criteria that are similar to those of the Malcolm Baldrige Award. It requires a business plan shaped toward professional development. The selection process for some of the other awards can be swayed by the fame of the architects or firms involved, but this award is based on performance alone. You have to prove you deserve it. From what I hear from entrants, it is one of the most difficult processes they've gone through.

We have 2,200 continuing education system providers. Awards are considered from six categories, but aren't necessarily given in all six each year. There are about 800 external stakeholder providers, in which there are two categories – not-for-profit and commercial. USG's entry was for external stakeholder – commercial. We gave only three awards for 2001.

Since most of the award is aimed at training on a day-to-day basis, USG's on-site training of architects was important in the considerations. They've been at this a long time, and it shows.

They have outstanding people and their programs are among the best. No, USG is the best. It has much to be proud of.

Voice thirty

Thom Lowther
Director,
Continuing Education Systems
American Institute of Architects
Washington, D.C.

The Brains

I'm one of the interiors leadership team at the Los Angeles office of HOK. We are the second largest architectural firm in the world according to World Architecture magazine's 2001 ranking. I manage staff, and for projects, I'm the management principal in charge of design.

When Lisa Friedman brought us the idea of continuing education seminars to be taught by USG employees, I asked that they be specific. I told her it was most important to bring the knowledge of USG to our firm. They are a big company, with significant investment in their products. We wanted to meet the brains behind the products, to have USG's experts let our people know what they're doing.

It's not that it's USG, but that the person is an expert in their field. For example, there is likely to be someone on the USG staff who is an acoustician. I wanted to have that person come talk about acoustics relative to the built environment rather than about USG's ceilings and how they perform acoustically. The same thing for seismic bracing and conditions – bring us your expert. The program builds credibility for USG in that they support architectural education. The people who attend remember that they were educated by someone from USG.

We had a great response to the continuing education program. Twenty-five to 30 people came to each one. They were held over lunch. USG offered six or seven segments last year. They were very interesting, focused on one topic such as acoustics, levels of finish in drywall or indoor air quality. We'd put the program together and make an announcement a month ahead or so. After the first session, staff saw how valuable they were and attendance was high. People could earn one continuing education credit for each one-hour session, not only with AIA, but for our internal HOK University program.

Voice thirty-one

Brett Shwery
Vice President, Design
HOK
Los Angeles, California

I want to thank you and USG for inviting me and the other vocational instructors to your facility in August. I was so impressed with the products that USG has out on the market that I used my $600 tax credit to buy 100 shares of stock in the company.

Voice thirty-two

Everett Tate
Residential Construction /
Carpentry Instructor
Crowley's Ridge Technical Institute
Forrest City, Arkansas

Northern Trust and USG have worked together for over 50 years. Our relationship has worked so well over a long period of time because of the core values that our organizations share – excellence, integrity, strong relationships and a commitment to people.

Voice thirty-three

Sidney Dillard
Senior Vice President
The Northern Trust Company
Chicago, Illinois

Proud

The Bridgeport gas explosion occurred about 10 in the morning three years ago this weekend. The whole town was devastated. Four people lost their lives, and four others were seriously injured. Four or five buildings in the downtown area were totally demolished. Others had their windows blown out and roofs damaged. After the police and fire department got the fatalities out of the rubble, USG and their construction crews came to help. The new wallboard plant was under construction at the time, so there were lots of construction people out there on the other side of town. USG obtained the plywood, and the crews came and boarded up the buildings to protect them from looting and damage from the weather. They used some of their heavy equipment to remove lots of the rubble. This happened on a Friday. The explosion had to be investigated by the National Transportation Safety Board. They didn't get here until late Friday night or early Saturday morning. By that time, a lot of stuff had already been taken care of. Things were relatively cleaned up. USG people were leaders in taking care of things.

It makes me proud that we have a company like USG located in our town. I'm pleased that they are here. They hire our people, give them good jobs and allow them to advance.

The other day I was driving a lady to the doctor in Chattanooga. As we were driving along, a big truck loaded with material went by, and I said to the lady, "Doesn't that make you proud? That wallboard was made in Bridgeport, Alabama."

Voice thirty-four

Ruby Hahn
Treasurer and Former President
CUBB (Citizens United
for a Better Bridgeport)
Bridgeport, Alabama

Representative Opinion

I consider it one of my greatest legislative accomplishments to lure USG to Alabama and Jackson County.

Recently, there have been two major plant shutdowns in Jackson County. If we didn't have USG, the impact would be much more severe. USG has been a stable employer that has positively affected the lives of hundreds of Jackson Countians. USG is one of our best corporate neighbors.

When Bridgeport had a big gas line explosion in the downtown area several years ago, USG furnished the wallboard and other materials needed to board up buildings and the labor to help. People from USG came down to board up buildings on the main street. The explosion blew half the town away and jarred windows all over. The USG people responded on their own without being asked.

I just really appreciate all they've done. I wish we had more corporations in Alabama that would do as USG has done. With all the problems in big corporate America today, we need good corporations, and USG is one.

Voice thirty-five

John Robinson
Representative
Alabama House of Representatives
Scottsboro, Alabama

In Stride

We are a drywall supply house dealing with residential and commercial contractors. We deliver and stock everything from single-family houses to 50-story residential developments in Chicago, anything within a 50-mile radius southwest of the city.

We've had a relationship for 25 years. Back then, I was in the supply business dealing with another manufacturer. We knew USG was out there, but were not dealing with them at the time. Customer requests and the quality reputation of their products dictated that we give them a shot. We started doing more and more business with them. It was their reputation that got it started.

USG brings a lot to the dealer and the market. They make an excellent product, with excellent technical support, R&D, the whole package. They are on the front line of that.

I have personal relationships with the folks at USG from the sales manager up to the CEO and have found them all very willing to help when we call on them. They have been great partners and we have a good relationship.

Voice thirty-six

Mel Lee
President
M.R. Lee Building Materials, Inc.
Alsip, Illinois

Thoroughbred

My primary contact is John Durrant. We're good friends, but that doesn't keep me from telling him what I think every once in a while.

My relationship with USG began in 1989. I was manager in Dallas, and the USG sales rep called on me and brought the manager. They needed a horse, a champion, someone to move 5/8-inch FIRECODE board in the market. That's how the relationship was established. Since then, they've added ceiling tile with us. The unique thing about USG is that they do carry the lines – acoustical as well as gypsum. It helps us because we package the items together. We have all the things that the contractor needs. This is definitely a plus for USG.

In '95, I came back to Houston and am now the general manager overseeing Builders Gypsum.

On several occasions, we've come to each other's aid. Once, for example, they had a stranded truck over here, and I sent one of our trucks to help with the load.

Last year, I got into a situation with some jobs we quoted. The manufacturer whose product we quoted decided to leave this area. We were stranded. Mark Hammond stepped in and helped. USG supplied the board for the projects at the price we quoted. It's a two-way street. Good relationships are always a two-way street. And relationships are paramount.

Voice thirty-seven

Lenin Juarez
General Manager
Builders Gypsum
Houston, Texas

Mom and Pop

It is hard to be in the drywall business and not use USG products. They are more consistent than other brands, and there is no guesswork as there is with other companies' products. You know what the product will end up looking like.

We do about 1,000 projects a year in the Kansas City area and employ 45 people. Our focus is residential construction – new single-family homes, so our main customers are builders. About 70 percent of our work is upper-end homes.

Ninety percent or more of our products are USG, and L&W is our distributor. Our main contact at L&W is John Twarek. Debbie Ortiz calls on us from USG. They provide outstanding service. What I find interesting is that our L&W location is part of a huge company, but it is run like a mom and pop operation. Someone comes and talks with us every day, and through good and bad, they take really good care of us. Other companies in our market are small businesses, but have a corporate attitude. L&W's service is great, and the relationship is excellent.

That is why I use L&W. They'd do anything for us. If I needed something loaded on Saturday, they would do it. They have a do or die attitude. I think that for other dealers that would be a problem.

It's almost strange that a large company operates so much like a small company. They give personalized service that you can't get elsewhere.

Voice thirty-eight

Brian Bamesberger
President
Star Drywall Company, Inc.
Raytown, Missouri

In the Trenches

We finish 5,500 homes a year. We use all USG drywall. The products are consistent. In the 11 years we've been in business, we have had only one or two complaints about the board, and we use an awful lot of it. And if something does go wrong, the people jump right in to handle it.

L&W stocks our jobs, and the main thing about L&W is that they have the best service in the area. Several years ago, L&W acquired the stocking company I worked with. The same people that had been working there went with L&W when they acquired the business. Since then, the business has improved like you can't believe.

But I'd say even before the products, it's the people. Jim Carpenter is my contact at L&W. He and his staff are on call for us anytime we need them. Even if we need the smallest thing, they'll deliver it right away and with a smile on their faces. They are there for you. And when they make a deal, they stand behind it. If you have a program set up, they stick with it. They don't back out. Their word is as good as gold.

USG products have definitely helped us too. Beadex, the tape-on corner bead, is a big thing for us. Also, the one-half-inch ceiling board: it is more rigid so it doesn't sag. And you can go to them and ask them to try to make something new, and they'll do it. I asked USG to package joint compound in caulking tubes for easy touch-ups, and they jumped on it. They developed it and brought it to market. Now it's a big seller for them. They will take ideas and run with them.

So when other distributors try to get our business, they know there is not much point in them calling on us. They know we're USG all the way. If I were in battle, I'd want the USG guys beside me.

Voice thirty-nine

Jim Sharp
President
Sharp Drywall, Inc.
Chandler, Arizona

USG engineering grew with the company, or perhaps more accurately stated, built the company – at least its physical assets. Not many companies, certainly none in the gypsum industry, had the in-house capability to design and construct manufacturing plants and equipment. In a 10-year period from the mid-1950s, USG's engineering department was responsible for the construction of 54 major warehouse buildings; three complete quarries; one shiploading facility; two rock beneficiation plants; six gypsum plants; two paint plants; seven board machine additions; two paper mills; one mine; two lime plants; one perlite ore plant; two hydrocal plants; two metal plants; one mineral board plant; 32 company houses at Empire; a new research center; and the Chicago headquarters at 101 South Wacker Drive.

Voice forty

Tom Foley (1995)
Author of United States Gypsum: A Company History

Cited in United States Gypsum: A Company History, 1995, page 123

Empire

Empire is 100 miles from Reno, Nevada. It's the ultimate company town. USG owns the houses, the apartments, the community hall, the golf course, just about everything but the post office. Everybody in the town works for USG.

The board plant was built back in 1948. Here's how it used to work in those days. You find the rock, you build a plant, and then build a town around it. We have other plants that started the same way – Empire isn't the only one.

We have a two-bedroom guest house that we use when people visit the plant. There's a guest registry that goes back for decades. It has everybody's name and why they were here – it's right there in the house for people to look at. It's fascinating to go through the book to see who has been here over the years.

Empire is a great place to live. My wife and I visited the plant in the early '90s. She said she'd really enjoy living here. I told her that if she was serious, I would try to make it happen. Well, it worked out and we both love it here.

Empire's sister city is Gerlach, Nevada, which is about six miles away. Gerlach has five bars and no churches; Empire has three churches and no bars. It's a perfect match!

Voice forty-one

Ken Samuelson
Plant Manager
United States Gypsum Company
Empire, Nevada

USG has been a part of my whole life. My father worked for USG and his father did, too. My mother worked at Oakfield for a while and her father worked as a mechanic at Oakfield. They all have positive things to say about USG.

You actually feel that you can make a difference on the job. Your ideas and opinions count.

Voice forty-two

Ed Kastelic III
Service Supervisor
United States Gypsum Company
Aliquippa, Pennsylvania

My son works for USG in Aliquippa, Pennsylvania. My dad worked at USG, too. I was the chief electrician / electrical supervisor, and was with USG for 33 years. I was only laid off one time. That's pretty good.

USG is like a Cadillac – it's a brand that's been around a long time and it keeps getting better. It's going to be around for a long time.

Voice forty-three

Ed Kastelic Jr.
Electrical Foreman
United States Gypsum Company
Oakfield, New York

Curves

Kalin Associates is a specifications consulting firm. Architects rely on us to tell contractors things like what kind of fiber should be in the carpet, and how fast should the elevator go.

We did 250 projects last year that were valued at a couple of billion dollars. USG products were the only ones that appeared in all of them.

I am very familiar with USG products. They are well designed. USG keeps in touch with what's going on at the construction site and develops products that meet needs. For example, there is a desire for quicker, more economical framing. Or, architects want to do curved ceilings, so USG developed a system that lets you do curves. Their products enable architects to make their dreams happen – to make visions a reality.

USG also is staying ahead of the curve. It's hard to ask a question that they haven't already answered. For example, there is now a big interest in green architecture. For years and years, their board has had recycled face paper. Now it contains recycled gypsum, too. Other industries and manufacturers wait for demand to drive change, but not USG.

Rik Master makes USG No. 1 on my hit parade of building product manufacturers. Rik is on a number of the same AIA committees as I am. He and USG deliver more to the committees than any of the AIA providers. Rik and others show a willingness to share information. And I know he knows more about wallboard than I do, but he never holds it over me.

Voice forty-four

Mark Kalin, F.A.I.A., F.C.S.I.
President
Kalin Associates
Newton Centre, Massachusetts

On TV

One of Hometime's main objectives is to show our viewers – in a format that's both educational and entertaining – how they can complete their home improvement projects properly. We also try to incorporate new construction processes and products into these episodes so that homeowners can save time and money while making their residences distinctive.

That's why companies like USG are so important to Hometime's success. Our viewers have come to rely on our advice, and it's imperative that the products we feature work properly and are reliable. We have worked closely with USG for many years in showcasing the latest building products and systems, and have always had excellent performance from USG products. The USG Decorative Interior Finish System is a great innovation that we've used on several Hometime projects, and the feedback we've gotten has been wonderful.

Voice forty-five

Dean Johnson
Host of PBS Television Show
Hometime
Chaska, Minnesota

USG is a good customer. They lay out their goals and objectives for vendors. We know the standards. And the people we call on are very professional. Once we agree to do something, we go forward, and USG does everything they say they will do.

We like people like that.

Voice forty-six

Chuck Welsh
CEO
Cardigan Coal & Coke Corporation
Covington, Kentucky

The Glue

USG is my best customer. Mid-America Packaging has made USG's multiwall bags since 1989. We supply bags to 21 plants in the U.S. and zip tape to 22 plants. The two sheets of drywall are shipped with the finishing side together to protect the surface of the face paper. The.zip tape is a brown paper that the drywall installers use to zip the two sheets apart. USG has been using this technology for at least 40 years.

Both Mid-America and USG have been through financial hardships over the past 12 years. When USG filed for bankruptcy in 1993, we continued to supply them. As a result, the two companies maintain a tremendous loyalty to each other. A year later or so, we were in dire financial straits and went through a reorganization. Many customers left, but USG said, "You stood by us, and we'll stand by you." They demonstrated tremendous loyalty and commitment.

They're now going through a bankruptcy that is no fault of theirs. We recognized that financially they are in good shape in terms of cash flow. This bankruptcy is barely a blip. We continued to supply their plants and knew they would stay in business.

Our contract is up for renewal, but it's not a big concern to me. A contract is not what holds us together. It's the people that make that company.

Voice forty-seven

Fred Kunz
National Accounts Manager
Mid-America Packaging
Deerfield, Illinois

Totaling Up

My grandfather started here when they still pulled rock up out of the quarry with a horse and cart. After they stopped using horses, they had an electric cart that would run by itself. The quarry, west of the plant, was all electric. It was like a mine track that is not very wide with those little dump cars, like you see in the movies. That's probably back in the '40s and '50s.

This has been kind of a family deal. My dad and his dad and my uncle worked out here and I remember him talking about doing piecework. They used to load board in the boxcars out here. They got paid by the sheet. And he'd come home and he had these little pallet tickets they would put in the load and he had all his square footage that he loaded during the night. And he and my uncle would sit out on the porch and they'd drink a beer and then they'd total up. They'd keep track because that's the way they got paid and they made good money on that.

Voice forty-eight

Ray Rogers
Board Foreman
United States Gypsum Company
Fort Dodge, Iowa

Broken Axe

I began working for USG when Lyndon Johnson was president of the United States. I started out as an hourly employee after running out of money while going to college. I'd only intended to stay a short while – until I got enough money to go back to school.

On my original application, I listed my skills as being able to use an acetylene torch and an electric welder and various other things. That turned out to be attractive to the engineering superintendent back at Gypsum, Ohio, so he hired me. My first day of work was January 15, 1969 and my first job was cleaning out frozen, snow-covered railroad crossings with a pickaxe. I showed no competency for that job and actually broke the pickaxe during the first week. To save money on pickaxes, I was promoted to the storeroom job, a much warmer position.

USG has stuck with me for several years and I've held a number of jobs with them primarily because they were willing to teach me and apparently appreciated my effort. But I know that I stuck with them because of the values I found with the company.

I've visited most of our locations domestically and internationally and met a lot of USG people over the years. And it's always the same: it's as if you're going home; you feel comfortable and as if you know them already. Everything is kind of familiar. I think that has to do with values. We all tend to believe in the same things: the value of the individual, the integrity of the operation, being fair to everyone, creating value and treating people right.

Doing right. That's why I like this place. Over the years and day to day, we do right. Despite the challenges and the problems, you're expected to do it right. I appreciate that expectation.

I eventually went back to school while I was working, and USG supported me in that. But in over 33 years, I have never cut or welded anything for this company. So even yet I've probably not realized my full potential.

Voice forty-nine

David G. Wonnell
Plant Manager
USG Interiors, Inc.
Greenville, Mississippi

As leaders of men and as managers of industrial properties, we cannot for humanitarian and business reasons shirk the responsibility of reducing accidents to an irreducible minimum. ...Accident elimination must become a vital phase of plant operation...

From the book A Test of Management - The Problem: Winter of 1931-1932
Cited in United States Gypsum: A Company History, 1995, page 63

Voice fifty

R.E. Colville (1931)
Operating Department
United States Gypsum Company

It's Personal

I began as an open-pit copper mine supervisor during college.

You've heard the joke that you're new until you've been here 15 years. That's the opposite of what I experienced. You're new for the first few days, then they put all the responsibility on your shoulders and expect you to start running. There is a fantastic amount of responsibility placed on you from the start. But at the same time, they give you the support, authority, responsibility and accountability to get through any problems or challenges. Coming out of school it was thrilling.

I've interned for two other mining companies before coming to United States Gypsum. At my first internship, I had two near fatalities during my shift in a span of three weeks. The safety director came forth. Everyone had coffee and donuts and more or less ignored what he was saying and went back to doing the exact same things that got the people injured in the first place.

When I was shopping around for a job right before graduation, I went down to our Plasterco facility, which is near Virginia Tech, where I came from. And the first thing that struck me was that the grounds around the mine were pristine. I had a hard time believing that there was a large 30-year-old mine underground there because it looked so nice. So this gave you the impression that it was well managed, and a reasonable belief that it was safe and a good place to work. You came away with a positive impression. That's the experience I gained from my previous internships. And it was a really good vibe. It made me decide that USG was going to be my first choice among the job offers.

You really have to work for a substandard operation or company to realize how genuine USG is about safety. You take it very personally when you know that you are held to a certain level and held very much accountable.

Voice fifty-one

Mike McAvoy
Quarry Manager
United States Gypsum Company
Alabaster, Michigan

Habitat for Humanity International and its affiliates in more than 2,000 communities in 83 nations have built and sold more than 100,000 homes to partner families with no-profit, zero-interest mortgages.

For years, USG has provided much-needed building materials, and its employees have given generously of their time to projects organized by our local affiliates. Such corporate support enables Habitat to continue pursuing the mission of eliminating substandard housing around the world. And with the continued support of companies like USG and their employees, this goal will be reached.

Voice fifty-two

Millard Fuller
Founder and President
Habitat for Humanity International
Americus, Georgia

USG has been an integral part of Sweetwater for 75 years. The people who work at USG are involved in our churches, civic affairs, city government and the school district. Putting a price on volunteerism like that is hard to do.

The value of 75 years of plant payrolls in today's dollars would be a very large number. USG has been a stabilizing influence. Here in southwest Texas, we are heavily dependent on oil and agriculture, which are subject to cycles. If there is a drought or if the price of oil falls to $9 a barrel, those industries suffer. USG has operated consistently. They have never shut down the plant or had major layoffs that I know of. Sweetwater and Nolan County have *enjoyed the benefits of this stability.*

Roger Brown, the manager out at the plant, is the president of our local Rotary Club. It's great that the management and the work force take the time to volunteer to do things in the community. USG encourages its employees to be involved.

For many years, Sweetwater has been the home of the world's largest rattlesnake roundup, sponsored by the Jaycees. Every year, USG has given the building materials to construct the snake pits, booths and concession area without even a second thought. This year, the Jaycees celebrated their 45th year of the rattlesnake roundup. USG has been an important part of its success because of the manpower and *materials that they've contributed.*

Just to give you an idea of the economic importance of the roundup, Sweetwater has a population of about 11,000. During the second weekend in March, when the roundup is held, that balloons to 40,000 people. It is a tremendous economic benefit to our community, and USG has participated every year. USG and its employees also contribute to our fall campaign for the United Way, which supports 10 to 12 local agencies.

It's great having that caliber of people in the community.

Voice fifty-three

Jay Lawrence
Mayor
Owner, Lawrence Brothers IGA
Sweetwater, Texas

Like Father

I've been with USG going on 36 years. The constant over that time that I've seen is the unique type of people who settle in and work for USG. It's the strength of the company. This is a small town that's nestled between Cleveland and Toledo, and the people that come to work for USG have a Midwestern work ethic. You come to a job and you give it your all – 100%, 110%, whatever it takes.

The first thought that comes to mind when I think of working at USG is security. It's a good company that is always there for us. In my 36 years, I never felt the threat of being laid off. It's a company that takes care of its people.

We used to talk at home about USG, but I didn't promote it. My sons came here on their own. Two of them work in the joint treatment department, one works at the paper mill and one works in the GFP or FIBEROCK business. So they are spread out and work different shifts and are getting a real feeling for making the product and getting involved in the factory side. We have little one-on-one conversations when they come over to the house. I have 11 children, so these are only four of them.

Quite frankly, I never felt that our company has been positioned for the future better than we are today. I just like the strategic planning that the company has done – how we've positioned ourselves in the market. I think in the last seven years, I've seen more strength in the marketplace. I think we're doing things to grow the business. From the manufacturing side, from the marketing side, from taking customer orders, we've changed the way we've done everything and it's more fluid. It results in a higher level of service to our customers. And we're positioned on the manufacturing side to increase that market share.

My neighbors, my friends, everybody knows where I work. They know I feel strong about the products. We commit to our customers and we take care of our customers. What more can you say?

Voice fifty-four

Bob Krupp
Office Manager / Paper Buyer
United States Gypsum Company
Gypsum, Ohio

Like Son

I've been with USG for seven years. It's an enjoyable place to work and there are a lot of good people that I work for. There's a family atmosphere and a lot of camaraderie because you work with different people. You basically work with the same crew of four or five different people and everyone gets along. We make it enjoyable with conversation and things like that.

A couple times, we've had a safety dinner where all the managers have come out and cooked. My dad is the department manager for the office, and he was out there too. The event is a reward for 1 million man-hours or 2 million man-hours of safety. It's just nice to see all the department managers lending a hand. It's during work, and it's a nice feeling and everyone has a good time.

Voice fifty-five

Kip Krupp
Laborer, Ready Mix Line
United States Gypsum Company
Gypsum, Ohio

Like Son

I'm the second oldest son. Kip started first, the year before I started. I've been with USG for seven years. I like working for USG. It's a good job – great people to work with and great people to work for. Here's what I mean. We had an associate here, a lab technician, who told everybody about a family who couldn't afford their heating bill. I didn't know who it was. Nobody did. But everyone pitched in to get them enough money to pay the propane bill for a couple of months. It was a neat way to help someone out and it shows the type of people who work at USG.

Voice fifty-six

Payton Krupp
Supervisor
United States Gypsum Company
Gypsum, Ohio

Like Son

My dad is die-hard USG – there's no doubt about that.

For as long as I can remember, he never called in sick, he was up at the crack of dawn ready to go to work. He always talks about it – he loves his job. He's very dedicated. He comes into work everyday and we hear about it. He got me into it by showing me that he goes to work everyday and has been able to support all of us. He truly enjoyed his 36 years with USG. So I decided to give it a shot. And here I am now, six years later.

Voice fifty-seven

Preston Krupp
Supervisor
United States Gypsum Company
Gypsum, Ohio

Like Son

I'm going on five months working at USG and I operate the pulper. My dad and brothers like working for USG, so I filled out an application and four months later they hired me.

It's a lot different actually working here compared to what I expected. It takes a lot more people to make drywall than I thought.

Voice fifty-eight

Jordan Krupp
Pulp Operator
United States Gypsum Company
Gypsum, Ohio

I've watched able and competitive management in this company for many, many years... We have watched them in real, tough competitive situations, and I say to you that there is none better in the market.

Voice fifty-nine

Dennis J. McNichol, Jr. (1988)
Stockholder
Philadelphia, Pennsylvania

May 11, 1988, at the annual shareholders' meeting of USG Corporation
Cited in United States Gypsum: A Company History, 1995, page 187

Acting Locally

I was a county commissioner when USG was researching the possibility of producing FIBEROCK board. I became aware that U.S. Gypsum was interested in studying its capability to make this new material, and I got the county and state of Ohio to help fund the research. The Gypsum plant built a pilot line to test this process.

We are very fortunate that everyone worked together on this project. The USG plant here recently announced that it has stopped producing wallboard, but will keep producing FIBEROCK. Just down the road is the Celotex plant, which manufactures only wallboard. That company didn't work on research and is now closing its plant totally. Here we have an example of what happens at the local level when a company continues to invest in new ideas. USG did that and helped stabilize employment. USG is a major partner with our community, and one of our best corporate citizens.

Voice sixty

Darrell Opfer
Former State Representative (Ohio)
Director, Ottawa County
Improvement Corporation
Columbus, Ohio

A Question from Ed

I came up through the financial side. But at the end of the year in 1999, Ed Bosowski came to me and asked if I would be interested in an operating job. I said yes right away.

In early 2000, I began heading up the materials division. We are responsible for the production and movement of 2.5 million tons of rock from our quarries in Nova Scotia to the wallboard plants on the East Coast. I also oversee the Alabaster, Michigan, quarry, which produces about half a million tons of rock per year. So from a financial career, I'm now in charge of more than 6 million tons of gypsum transported on four ships and for moving 23 billion square feet of paper to the board plants each year.

I think USG's culture has changed throughout my career. We still adhere to our core values – that's why I've stayed. But we are changing quicker than in the past. One reason is the urgency to compete. U.S. Gypsum has always been the king of the hill, but that leadership gap has closed a bit, so our focus on the customer is becoming even stronger. Despite a leaner sales force, we must maintain one-on-one contact with customers. I emphasize to the plants their responsibility for customer satisfaction. There are new entrants to the business, and there's been some consolidation. USG is having to change faster to stay ahead.

Voice sixty-one

Cheryl Strempka
Vice President, Manufacturing
United States Gypsum Company
Chicago, Illinois

Challenges

Siemens has a strategic agreement with USG to provide technology for automating manufacturing.

What sets this alliance apart is that we consistently challenge each other. We look at issues from new perspectives. We at Siemens have things that can improve their manufacturing efficiency, quality and throughput. They at USG have methods that allow technology to be introduced in a calculated way that demonstrates its performance. They are willing to run pilots, for example, to prove the concept we're presenting. It is a joy to work with a company and people that are open to innovative technology and solutions.

This wasn't always the case. When we first started, three years ago, we encountered a few bumps in the road. USG didn't like something we'd done or provided. We needed to know why did this fail? What was the original intent? Now we clarify all of this, and more, before we go ahead. The purpose is clear to both parties prior to pulling the trigger on the implementation.

There has been a culture change at USG. There is still an old-school element, but that is being challenged more often than in the past. Some people want to do things a certain way because they've worked in the past. However, a shift is under way to a new structure that enables application of innovative techniques and technologies. Over three years, we have come to the point where we can freely discuss the areas where they want to change and improve. I am now able to suggest alternatives. I trace that to the people – the pride they have in their work, their work ethic and their willingness to look at new options.

Voice sixty-two

Scott Hudson
Strategic Account Manager
Siemens Energy and Automation
Atlanta, Georgia

Class Act

We've been doing business with U.S. Gypsum for 20-plus years as a supplier of waste paper. It is the raw material for the front and back sheets of wallboard.

I have a wonderful relationship with Steve Koehler. I'm going to blow my own horn for a minute, but I know that Steve has been happy with us as a supplier. We sell a quality product that's consistent. Our rejection ratio is infinitesimal. We are a class act.

We have enhanced our position with U.S. Gypsum at this tenuous time. We did not stop shipping to them when the word was on the street that they were going to file for bankruptcy. We did not slow down shipments and we did not put a gun to their head, so to speak, and say you have to pay in advance. I was not concerned about whether or not we'd get paid. This was a bankruptcy of a defensive nature. I felt that U.S. Gypsum is a good, solid company that would continue to run. The bankruptcy was not an issue of profitability. It's just another example of our lawyers at work.

I look forward to our partnership with USG continuing to prosper for many years to come.

Voice sixty-three

David Kirtland
Owner and CEO
DK Trading Corporation, Inc.
Clark Summit, Pennsylvania

On Paper

I came to USG 21 years ago – I started out of college with a degree in paper science and engineering.

USG isn't a paper company, but it produces a lot of paper. Paper is a large, important part of our business. I came here because of the amount of responsibility you receive early in your career. It doesn't happen that way in the paper industry with a paper company.

Our Clark facility produces about 340 tons of paper every day. This plant has a paper machine that is designed to produce the paper for SHEETROCK. Our production is 95% face paper. It is capable of producing a high-quality face paper at higher speeds. The Clark plant paper is a five-ply sheet; four of them are filler – made out of recycled cardboard and old, corrugated containers. The other ply, the liner, is made out of recycled newspaper and magazine trimmings called flyleaf.

In our process, the recycled bales of waste paper are re-pulped in a large pulper and then pass through various cleaning and screening processes to remove contaminants. Then it's thickened and refined to impart strength to the finished paper. The pulp slurry is delivered to the paper machine where it is formed and pressed, then dried and passed through rolls that improve sheet smoothness. It is finished by winding into rolls and then rewound and slit to finished rolls.

Each roll holds about 140,000 square feet – over 3 tons. We make 120-130 rolls each day. They are shipped primarily to our Northeast plants – Aliquippa, Stony Point, Baltimore, Montreal, Hagersville and Boston.

We operate with 120 people at Clark. We run on a six-week schedule – around the clock. After six weeks, we shut down for two days of maintenance and cleaning. We then start another six-week cycle.

As a company, we are currently totally self-sufficient for paper. Many of our competitors are not and must purchase some paper. USG is able to save a large amount since we don't have to buy any on the outside.

It's a very rewarding job – very challenging. There is a great staff of people here who work as a team to maintain a safe operation, meet quality standards, meet cost goals and maintain environmental standards – these are all of our challenges. And customer service is highly important. Our customers are our wallboard plants – we have to meet their needs so they can properly service the needs of their customers.

I come back to the amount of responsibility you have here. The attitude is that that your work counts. That's the way USG has always been. I know that every day I have an impact on the bottom line and on the values that I talked about – safety, quality, customer service and costs.

Voice sixty-four

Henry Krell
Plant Manager
United States Gypsum Company
Clark, New Jersey

The company saves over $50 million a year by manufacturing its own paper. We produce 24 billion square feet of paper at seven paper mills that run 336 days per year.

Voice sixty-five

Raimo Rahkonen
Director, Technical Services – Paper
United States Gypsum Company
Chicago, Illinois

Sure Bet

Shore Supply has created a niche out there to separate ourselves from the others. We have done the lion's share of the work for the Atlantic City casinos. That's a unique aspect of our business. Because of the scope of this type of work, applications have to be technically perfect. Therefore, our customers are very demanding.

You can't sell on price alone and stay in business. On-time delivery is very important to us because we have so many trades and union workers represented on the site. My cost per hour with union teamsters and laborers, carpenters and operating engineers can run as much as $400 per hour. We need a supplier that doesn't hold things up, that gets the product there on time.

To compete, we partner with great vendors and train our staff extensively. I want to hear "in stock and on time." USG provides us with a partner that we can depend on.

Voice sixty-six

Robert Clark
Shore Supply Company
Pennsauken, New Jersey

Thank You

On behalf of the Breathitt County ATC, the Carpentry Program and myself, I would like to take this opportunity to thank you. The USG drywall conference held in Chicago, Illinois, was an opportunity of a lifetime. It was great to be a part of something so enjoyable, as well as educational. This was one conference that I truly can bring back to my classroom and use.

I cannot say enough about the manner in which we were all treated. You went above and beyond the call of duty during this trip with your friendly attitude and genuine kindness. Words cannot describe the treatment we received from the moment we stepped off of the plane. Everyone involved with the training needs to be commended on the manner of quickly bonding with the instructors and making us all feel welcome. Rob Gross did an exceptional job with the hands-on training section of the conference. He also was very informative and helpful with any questions we had.

Thank you for your involvement in the schools and for taking an interest in the students of the future. This means a great deal to the students and instructors – knowing that your association feels that we are important.

Voice sixty-seven

Claude Gross
Carpentry Instructor
Breathitt County Area
Technology Center
Jackson, Kentucky

I just wanted to take a moment and thank you and USG for the hospitality you showed me at the train-the-trainer seminar. I enjoyed the education I received on all your products and procedures. And I also enjoyed the opportunity to meet and converse with other carpentry instructors from around the country.

Any other company will have to go a long way to beat you guys. By the way, I am typing this with some dried joint compound on my hand (USG, of course).

How's that for brand loyalty?

Voice sixty-eight

Clem Skinner
Construction Technologies Instructor
Great Oaks Institute of Technology
and Career Development
Cincinnati, Ohio

USG is one of the few customers that listens to and accepts our ideas for improving their business.

Voice sixty-nine

John Kronenwetter
National Sales Manager
Kaman Industrial Technologies Corp.
Windsor, Connecticut

Delivering

We've had L&W as a customer for 30 years. But I hate to call them a customer. We've worked really as partners.

The relationship began when a fellow named Harry Leonart from USG came to us with an idea. We were selling log loaders at the time. Harry asked us to develop a fork to put on a log loader for use in delivering drywall. And that began the evolution of the drywall loader. It was a unique type of truck at the time. It involved blending ideas from both sides.

We provide L&W with 99% of their trucks and truck-related equipment. We also provide schooling on how to maintain the trucks properly. We provide parts support, service support and technical support.

The services have evolved over the years. First, we just sold the trucks. Then we set up schooling to train their locations in maintenance. Our training has helped cut L&W's maintenance costs by millions of dollars a year.

One new thing is that we're setting up service centers or branches all over the country predominantly to take care of L&W. There is one in Atlanta that serves the L&W locations in the South and there may be two more in the first quarter of 2002, mainly to support L&W.

We have grown together. We have an excellent working relationship with the entire staff. They are excellent people to work with. They've placed their trust and confidence in us to provide them with the best product at the best price and then to provide good service after the sale. And that's what we do.

Voice seventy

Terry Franklin
Owner
V & H, Inc.
Marshfield, Wisconsin

Every new product must follow this same path of formulation, reformulation, testing, retesting and still more testing, followed by improvements and improvements upon improvements before it can be said to have proved itself and have earned the right to bear the United States Gypsum label.

Turning creative imagination to practical ends requires tall people. They must have their heads in the clouds, to see into the future, to dream what products we should have two, five, 10 years hence. But their feet must reach the ground, so that practicality and common sense may guide the body whose head is hidden in the clouds. This is a tough assignment, and we love it.

Voice seventy-one

John Wise (1955)
Associate Director of Research
United States Gypsum Company

In Gypsum News, February 1955, pages 2-6
Cited in United States Gypsum: A Company History, 1995, page 182

Testing

The mission for the Libertyville facility – for the research and technology function – is to develop new and improved products and processes that lead to higher product quality and lower production costs. The guiding principle for me as vice president of research and technology has been to build a world-class organization, and that includes people and facilities, to support this mission.

We have been successful. USG has an excellent research staff that blends years of experience in the field with scientific expertise. Both the knowledge base and the work of the more than 100 total staff here at the Research and Technology Center are quite diverse. We study materials and their properties, how to process these materials into products, and how the products perform as part of a construction system or assembly. The work is challenging and interesting.

One of our most important functions is to test building materials, and we have specialized equipment and facilities designed for testing such capacities as the fire resistance of products and assemblies and the acoustical performance of products and systems. This is the heart of our operation because ultimately everything we develop – a new product or a product made through a new process – has to be tested. We also have a materials analysis lab and run a pilot plant, which we use in developing new processes and product platforms.

Over the past 20 or more years, USG has been successful in introducing new product platforms, including DUROCK cement board and FIBEROCK gypsum fiber panels and new ceiling tile technology. Every year, we also produce two or three new or improved joint compound products.

Our work has played a big role in cost reduction over the past decade, particularly in formulation changes in gypsum wallboard manufacturing. As a result of several advances, the average weight of USG's gypsum board has been reduced. These innovations have been implemented without compromising the quality and performance of the product. We work closely with technical services and plant personnel to transfer new technology to the plants. This is truly a seamless web; research is one link in the chain.

Voice seventy-two

Brian Burrows, Ph.D.
Vice President,
Research and Technology
USG Corporation
Libertyville, Illinois

Keep Thinking

There's a culture here that encourages innovation and experimentation – they test new things all the time.

Hagersville, where I started, has always been known as one of the more innovative plants – in fact, it still is. Back in the early to mid-'90s, the plant was short on land plaster. It's ground gypsum – the raw material that goes into making drywall. The production lines would have to shut down every couple of weeks to give the mill a chance to catch up. Basically, the board lines were using the gypsum faster than the mill could supply it.

I was working in the plaster mill at the time and started experimenting with a new process that I thought would keep the board lines from running out of land plaster. It didn't involve any new equipment, but the way the equipment was used was new. It wasn't a new widget, just a new process using existing equipment.

I talked to the manufacturers of the equipment about my idea and they were all skeptical. I think they thought I didn't know what I was talking about. I went ahead with it anyway and it started working! The reaction was, "Wow! This works!" We didn't have to shut the line down any more in order for the mill to catch up.

At that point, we called the research department in Libertyville and told them about it. The next thing I knew, I had a Bright Idea award on my desk. I still have the plaque on my wall.

After that, the patent lawyers got involved. They did some research and concluded that the idea was patentable. I was on the phone with a patent lawyer in the Sears Tower for over two hours on more than one occasion trying to explain the process. When I read the actual patent, I had to read it three times to make sure I understood it – and I'm the one who came up with it!

Things change pretty quickly, though. It was important at the time, but it is a lot less relevant at Hagersville now, for a couple of reasons. Newer, faster grinding mills are one, and the use of synthetic gypsum is another.

My wife keeps encouraging me to "be creative." She liked the recognition and rewards that came along with the idea!

Voice seventy-three

Dennis Voorberg
Manager,
Manufacturing Technical Services
CGC, Inc.
Mississauga, Ontario

When I came to USG in May 1986, the company was at the peak of the mid-'80s boom. My biggest concern as a professional was that my work would all be very routine and repetitive and not very interesting.

Boy, was I surprised.
It couldn't have been more exciting.

Greenmail assaults, hostile tender offer, leveraged recapitalization, extended financial workout, pre-packaged bankruptcy, extended rebuilding of the capital structure, asbestos avalanche and return to Chapter 11 (for me, a third time) – just one damned exciting thing after another.

I'll never pray for relief from the routine again – ever.

Voice seventy-four

Eric Schaal
Associate General Counsel,
Corporate Secretary
USG Corporation
Chicago, Illinois

...the first principle of successful salesmanship is a strict adherence to fairness and fact.

Voice seventy-five

Sewell L. Avery (1907)
Former President
United States Gypsum Company

1907 Report to Shareholders; Quoted in United States Gypsum: A Company History, 1995, pages 20-21

My main contacts are Greg Kovacs and Tim Bixler. USG people are men of their words. Actually, also women of their words, because Susan Capps calls on us, too. You may not always agree with or like what they say, but you know where they stand. For example, if I need to get board on Tuesday, Tim may say they can't do that, but it will be there on Thursday. I may not like that answer, but I know it's the truth. USG operates on the principles of honesty, truth and keeping your word.

Voice seventy-six

Thomas Johnson, Sr.
President
Mader Southeast, Inc.
Ocoee, Florida

Car Wash

I joined the company 26 years ago as a geologist here in Fort Dodge.

One thing that has stood out in all those years is relationships. We have them with each other, with members of the community, with lots of people – and they seem to grow over time.

I can remember back when the company was having some financial difficulties, I think it was 1988. I would fill in for the plant manager when he was out. So the plant manager is gone and the switchboard operator gets a phone call and it happens to be from someone who wants to come and take a tour of the plant. You know, kind of an unannounced thing.

Just due to the financial situation, I really did not want to be touring anyone around, so I told her to tell them no, that it was too short of a notice. They wanted to come out in two hours for a tour. So she took care of that and about 20 minutes later the guy calls back and he wants to talk directly to me. He said he knows my boss was at a banking meeting down in Des Moines. He wants to know if he can come up and go through the plant. I said it's kind of short notice and in the back of my mind I'm thinking ok, we have financial people wanting to come through and we're having financial troubles, so this might not be good. The guy said ok.

But then he called back again and it turned out that the gentleman who wanted the tour was the president of the Federal Reserve Bank of Chicago. He knew the CEO of USG, I think it was Robert Day at the time – they were personal friends. He said, "I'm this close to one of Bob's plants and I sure would like to come and say hi." So I said, "Ok, let me check."

So I'm not doing this one on my own – letting the guy in when we're going through a restructuring. I could just see him going back to Chicago and saying we took a look at your Fort Dodge plant.

I called Chicago and I think at the time Dan Nootens was vice president of manufacturing for the central region. So anyway, they said go ahead and give him a tour. So we gave the guy the tour and he was really nice. But you know, here's the president of a Federal Reserve Bank going through the plant!

But when he got ready to leave, we had driven through the quarry and everything and this was during the summer. And the car they had, a big black Lincoln, was filthy! You couldn't tell what color it was or anything. And I asked him "Are you guys heading back to Chicago, or what?" And they said, "Yes." So I said, "Before you leave, let us wash your car for you so you at least have something presentable going down the road." So they drove across the street from the office to the shop. And three guys came out of the shop and pressure washed it and cleaned it up. It only took two or three minutes. And then they were on their way and they thanked me.

Well, it was about a month later and we got a letter. Harvey Reimer was the plant manager and he said, "You have to come up and look at this." Apparently, the guy we gave the tour to had gone back to Chicago and had written a thank you note to Bob Day for the wonderful tour and the personal attention he got at Fort Dodge.
So I have this thank you note for a tour that is signed by the CEO, the vice presidents and everybody else in the company.

Voice seventy-seven

Jeff Siems
Joint Treatment / Quality / Warehouse Department Manager
United States Gypsum Company
Fort Dodge, Iowa

Safety First

Many persons recognize the American Red Cross as one of the nation's leading disaster-response agencies. While we do indeed provide relief from tragedies in communities around the country, the Red Cross also focuses on helping people and businesses prevent, prepare for and respond to emergencies. That's why we were so pleased when USG recently made the decision to equip all of its U.S. plants and many of its offices with defibrillators.

In fact, the company is one of the first in the U.S. to add defibrillators – which shock the heart back to its normal rhythm following a sudden cardiac arrest – at all of its manufacturing locations. The Red Cross has also worked closely with USG employees to train them in properly using this life-saving product in the event somebody has a sudden cardiac arrest.

We estimate that 40 percent of the more than 300,000 people who die annually from a sudden cardiac arrest could be saved if defibrillators were available at all workplaces. We know that safety is one of USG's core values, and we applaud the company for taking this life-saving measure.

Voice seventy-eight

William Braden
Chief Executive Officer
American Red Cross
of Greater Chicago
Chicago, Illinois

Training Pays

All of the supervisors at this plant take a first aid training course. I've been taking it for about 10 years now.

Well, a couple of years ago, I walk into the lunchroom and one of our employees is choking on a piece of his food. I tell one employee to call 911 and get an ambulance sent to the plant and I tell another employee to go outside and wait for the ambulance to direct them to the right location. Meanwhile, I begin to work on the choking man. I loosen his belt and start to administer the Heimlich maneuver. All of a sudden, a big piece of meat comes flying out of this man's mouth. The ambulance came and took him to the hospital and he was all right.

I received a certificate from the American Red Cross for saving the life of my choking co-worker. It's a "Life Saving Award of Merit." George W. Bush, who is a chairperson of the Red Cross, signed it. I am very proud of this.

Voice seventy-nine

Terry Ellis
Maintenance Foreman
United States Gypsum Company
Fort Dodge, Iowa

Do-It-Best is a member-owned cooperative that sells lumber, other building materials and hardware to its stockholders, who are independent owners and dealers. To put us in context, we compete with True Value and Ace.

USG is a good name. It's the Kleenex of the dry-wall business. The name lends itself to selling the products.

We've had good success with USG. They stumble every once in awhile, like anybody. But they have a philosophy not that the customer is always right, but that the customer is very important. We have built a relationship in which there is give and take on both sides. It works well.

Voice eighty

Tom Molloy,
Division Manager, Pro Sales
Do-It-Best Corporation
Newburgh, New York

New Opportunities

In the middle of 2001, The Home Depot acquired a local company based in Monterrey that operated four stores and they have plans for opening many more locations in Mexico over the next five years. USG Mexico wants to leverage the excellent relationship that already exists between Home Depot and USG in the United States.

With two plants, USG Mexico is the only national supplier of gypsum wallboard in this country. The Monterrey plant supplies northern Mexico, and we serve southern Mexico and Central America out of our Puebla plant.

We have built the business on quality. Three or four years ago, we acquired a construction plaster plant in Saltillo. It was losing money. After a deep transformation of both the business and equipment, it is now running at capacity, and it is profitable. We improved safety – safety practices were poor when we acquired the plant – as well as manufacturing and quality. And we provided a consistent product to Mexican appliers. Appliers must feel confident that every single bag they open will perform exactly the same as the previous one.

USG Mexico's top-of-the-line performance in the plaster industry has enabled us to raise the price and position ours as a premium product, instead of fighting the price battle. That's amazing because in Mexico, as in most developing economies, competition is mainly on price. This would not be achievable by others, I'm sure, but we did it.

Voice eighty-one

Enrique Pacheco
Sales Manager
USG Mexico S.A. de C.V.
Mexico City, Mexico

Change and Growth

This past year, we had a change in our company name. For 32 years, our company had been named Yeso Panamericano. We became USG Mexico in 2001. The change was tough. People – customers – had questions: Had we been bought? Would the products be the same? Now they see the benefits of selling USG.

USG Mexico has three operating plants. One is in Puebla, about 100 miles south of Mexico City. We also have a brand new plant in Monterrey, a great investment by USG. It produces all types of wallboard. The third plant is a gypsum facility in Saltillo, which we purchased several years ago. It makes mainly commercial plaster and some industrial products.

USG Mexico has the preferred brand of gypsum products. We're the market leader. We have loyal customers. We don't lead in ceilings, but we're fighting against our competitor every day. Things have come out well.

Voice eighty-two

Lorenzo Piaget
Technical Ceilings Manager
USG Mexico S.A. de C.V.
Mexico City, Mexico

USG Corporation, its subsidiaries and predecessor companies have been leaders in their support of the Association of the Wall and Ceiling Industries – International and the Foundation of the Wall and Ceiling Industry.

Through USG companies' generous contributions of staff time, technical resources and financial support, both the association and the foundation have been able to increasingly support the wall and ceiling industry. USG exemplifies the wisdom of giving back to the industry from which you derive your business. Congratulations on 100 years.

Voice eighty-three

Steven A. Etkin
Executive Vice President
Association of the Wall and Ceiling Industries – International
Falls Church, Virginia

The City of Port Clinton, Ohio, extends sincere congratulations to the United States Gypsum Company on its 100th anniversary.

USG has demonstrated in countless ways that it is a worthy community business that has earned the respect of all of our citizens as one of the major employers of Port Clinton, Ottawa County, Ohio. USG recently became our first Port Clinton Bicentennial Mural Arch Sponsor ($2,500) in our new Friendship Park located in downtown Port Clinton, which will be dedicated Labor Day weekend 2002. The city continues to be proud of its partnership with the United States Gypsum Company.

Voice eighty-four

Tom Brown
Mayor
Port Clinton, Ohio

Champions

My grandfather was a plasterer by trade. He came over from the old country as an adult. H. Carr is a fourth-generation company.

We call ourselves an interior contracting company, but we really provide a general package in the architectural trades – carpentry, wall/ceiling installation, lath/plaster, fireproofing and general trade construction. Our main business line is large commercial structures in New England.

We use a full array of USG products – plaster, wallboard and acoustical ceilings. Our using USG gives my customers confidence. They are getting a quality-conscious contractor with quality backup from the manufacturer.

In our area we deal with two people, Tom Nigro, and on a day-to-day basis, Jim Rideout. Their philosophy of customer service is, "Whatever it takes." I know that whatever Jim says will be done, will get done. I don't have to cross check him at anytime.

What sports team is USG like? Why, it's the Patriots, of course. Bob and Jonathan Kraft, who own the Kraft paper company that supplies U.S. Gypsum, also own the New England Patriots. The new stadium that they're building has USG products all over it, and we have about 100 tradesmen on the job there right now. The stadium is going to be a great structure and a showpiece of the NFL. A real winner like the Patriots and USG. Go Pats! Go USG!

Voice eighty-five

James Carr
President
H. Carr and Sons
Providence, Rhode Island

At Sea

The United States Gypsum Company and USG, subsequently, has been in the shipping business for its entire 100-year history.

Our shipping company actually predates United States Gypsum Company – it goes back to a company called the Gypsum Royal Fleet that dates back to the late 1800s. The companies that came together to form the United States Gypsum Company bought the company because it owned quarries in Nova Scotia and Fundy and it also owned the original gypsum royal fleet. After we bought the company, we continued with the naming convention that they used – all of the ships were given royal names – the Gypsum King, the Baron, the Empress, the Prince, the Princess and so on.

The life span of most of our ships is 25 to 30 years. We've cycled those original ships multiple times now.

We just launched a new vessel in November – the Gypsum Centennial. It's twice as big as any ship we've ever operated. It's a state-of-the-art self-unloading bulk carrier that has a series of features that are very innovative and futuristic.

The ship was built in Korea and came halfway around the world – which took about a month – before it arrived at Little Narrows up in Nova Scotia on December 26th to pick up its first load. It discharged in Jacksonville just after the first of the year.

The process for all four of our ships goes something like this. We have two quarries up in Nova Scotia at each end. Our Fundy Gypsum location, which is on the Bay of Fundy, has the highest tide in the world – it's on one end of the island. On the other side, we have our Little Narrows Gypsum location. These two quarries supply all the gypsum rock to the five East Coast plants: Boston, Baltimore, Stony Point, Norfolk and Jacksonville. They carry approximately 3 million tons annually up and down the East Coast.

The process starts with a ship in Fundy loading up with gypsum. Each ship will carry its full cargo to one destination – one of the five plants. And that cargo can be dark rock, which is what you use for gypsum wallboard, or it could be light rock, which we utilize to make the gypsum plasters. Or, it could be agricultural gypsum for farming applications.

The smaller ships load up with 20,000 tons and the Gypsum Centennial loads up with 40,000 tons. Due to the tide in the Bay of Fundy being the highest in the world – the tide rises and falls approximately 40 feet – the ship must be loaded in about two hours. If it doesn't, the ship will be sticking in the mud when the tide goes out. You have to be very efficient and there's no margin for error and you have to go in there and do it right.

Voice eighty-six

Jeff Barth
Director, Maritime
Operations & Manufacturing
United States Gypsum Company
Chicago, Illinois

Short Notice

The first thing I think about when you say USG is "full line" – our No. 1 supplier.

We are a full-line specialty distributor of building materials, primarily serving the interior finish-out subcontractor. ISC supplies drywall, acoutical products, and insulation and metal studs to both commercial and residential contractors. We have six locations in north and central Texas.

My primary contacts at USG are Richard Rennick and John Lambert in north Texas and Ken Farmer in central Texas. All of them have 20+ years of USG experience – that gives us a great resource of information as jobs are quoted. Our other USG resource available to assist in solving customer problems is Gary Yancy, the north Texas architecture representative. In addition to Yancy working on single project issues, USG and ISC have teamed up to host seminars for architects in outlying towns surrounding our yards that have generated dividends for both of us.

By working together, we are both improving customer service to the end user, our subcontractor customer.

Recently, we had a Fort Worth customer give us the go ahead at 4 p.m. on a Thursday to stock a job several hours out from our Dallas yard. To facilitate the stocking, we sent two crews and lift equipment from our Austin yard in central Texas the night before, along with an operations manager to meet USG wallboard trucks and metal trucks on a Saturday morning. The USG delivery requests were not submitted until after the customer surprised us with the quick stocking notice. The USG Sweetwater plant was able to meet our customer's needs.

Voice eighty-seven

Brent Burns
General Manager and CFO
Insulation Supply Company
Dallas, Texas

USG made a commitment to donate the drywall when we first began planning the museum. I was concerned because, as with many non-profits, the dream and the reality were separated by a considerable amount of time. When the time came, the museum director called the USG plant only to find out the person who had made the commitment had since retired. But USG came forward and said they would honor that commitment gladly. I found their willingness to help refreshing. The people in management today could have said, "Hey, that's not our problem," but they didn't.

USG has always been a good corporate citizen. I was born here in 1952 and can't remember a time when USG wasn't here. They are good people to have in the community – a positive presence.

Voice eighty-eight

Thomas Barrington
President
Imperial Valley College
Desert Museum
El Centro, California

Everybody Knows

I've been with the company 34 years. I started at the Boston plant in 1968. Back then, Boston was perceived as sort of a dead-end place – nobody got promoted out of Boston to other locations. So when I got promoted to the Baltimore plant, and eventually to the plant manager's job in Baltimore, I was sort of a local success story. Local boy makes good!

It's funny, I go back there now and the people who know me – who worked there when I did – are happy to see me. The newer people, who I never worked with, might come up to me and say, "You're Mr. D?!?! You're not such a bad guy!" So, who knows what they're really saying about me!

Just last month, I heard that a guy I worked with in Boston was retiring after 42 years with the company. He was a foreman in the service department. I went to the retirement party and was the first person to speak when we roasted him at the dinner.

I've always felt that it's the people that make all the difference. When I was a plant manager, I used to go to graduations for my employees' kids, visit people in the hospital, whatever. It's a family atmosphere – everybody knows you care.

When I held quarterly employee meetings, I would frequently tape a $20 bill under one of the seats in the first three rows to entice people to sit up front. It worked. And we always got a few laughs out of it, too.

I started working for United States Gypsum as a junior in college. When I graduated, I had three offers – one from the government, one from retail and the one from U.S. Gypsum. U.S. Gypsum paid better than the government, but not as much as retail. I took the job with U.S. Gypsum, and I'm glad I did.

Voice eighty-nine

Jim DelGaudio
Director, Quality
United States Gypsum Company
Chicago, Illinois

No Soap

I was running the board department at the Sperry plant back in 1979. Dave Obergefell was running Fort Dodge, which is about eight hours away by truck.

Dave called me one morning and said, "I need your help. I need four barrels of soap ASAP – I'm all out." "Soap" is sort of a shorthand expression for the foaming agent that we use in the production process. Anyway, I told my assistant to send four soap barrels to Fort Dodge right away.

Well, I get a call from Dave the next morning and I'm thinking he's calling to thank me.

What he actually said isn't printable! But he had good reason – the four barrels we sent were empty!

I guess there's a difference between "four soap barrels" and "four barrels of soap!" We got him the soap he needed right away.

Plant managers compete with each other on all kinds of things, safety performance, production costs, all kinds of things. But it doesn't matter – there's still a very strong feeling of camaraderie and teamwork. Any one of them would help out another at the drop of a hat.

Voice ninety

Tom Harmon
Senior Vice President, Manufacturing
United States Gypsum Company
Chicago, Illinois

Cleaning Up

All of the synthetic gypsum our facility produces goes to U.S. Gypsum's Sperry, Iowa, plant. The total is about 30,000 tons per year, which is not all that much in terms of their production at the plant and the amount of rock they take from the mine. It's about 5 percent of their total raw material.

The reason we end up with synthetic gypsum is that we have to scrub the sulfur dioxide from our coal-fired electrical generation boilers. We run the flue gas through a wet limestone scrubbing process that makes gypsum.

Scrubbing is mandated by law. If U.S. Gypsum didn't buy the byproduct, it would have to be landfilled. It's great that USG can use the product. First, the agreement between us enables the reuse of a byproduct from a process that produces cleaner air and helps the environment. Second, USG doesn't have to mine that much more natural rock, which preserves natural resources. Third, their reuse saves landfill space and is environmentally friendly that way.

I consider USG a good customer. They were always easy to work with, helpful and open to things we might want to try. They exhibited an extreme level of patience as we struggled to get this process off the ground. The relationship is beneficial to both our company and USG.

Voice ninety-one

Don Pauken
Manager of Environmental Affairs
Muscatine Power and Water
Muscatine, Iowa

Energetic

We have two major objectives in the energy department. The first is to guarantee the physical delivery of energy to our plants. The second is to remove as much of the price volatility as possible.

We don't ever want to be in a position where we have to stop production at a plant – even for a short time – due to an inability to get enough natural gas to the plant. The consequences are huge – the most obvious one being that a disruption will ultimately have a negative impact on customer service.

So, USG is unique in this business in that we manage the natural gas supply from the well-head to the burner tip. We do it by controlling the interstate pipeline transportation. We control enough pipeline capacity to ensure that enough gas will show up at the plants. It's guaranteed to flow.

Energy is obviously a big component of the cost of manufacturing wallboard and ceiling tile. Energy prices can also be extremely volatile – last year, the price of a decatherm of natural gas ranged from $1.76 to $10. That has a very significant impact on our cost. So, our hedging program is designed to remove as much of the volatility as possible. We try to remove as many of the price swings as possible and give a much higher degree of certainty to the plants for their energy costs for the year.

Risk management has become institutionalized here. It's part of the culture – it's a very disciplined approach. There are no complaints.

Voice ninety-two

Rob Cooper
Manager, Energy
USG Corporation
Chicago, Illinois

We're a building supply dealer serving mainly subcontractors, but also general contractors. We deliver and stock gypsum products, ceilings, metal studs, lumber and other materials.

The first thing we think about when we hear USG is the wonderful relationship we have with Bob Sirgant. We have been working with USG for 28 years now and have met some wonderful people. They are courteous and kind. We have established a longstanding relationship, which has never been tarnished.

We want to see USG come out of their current problems and continue being what they have been in the past. They have to get through the next year and a half. We certainly hope they stay whole, without being taken over. There is a special place in our hearts for USG.

Voice ninety-three

Donn J. Calabrese
Chairman
The Conking and Calabrese Company, Incorporated
Fairport, New York

In a Heartbeat

If it weren't for USG, FAMCO wouldn't be here. They are our largest customer, and one of the companies that have made us what we are today.

We manufacture pieces of equipment to USG specifications. This machinery is used in wallboard manufacturing to convey and stack the board, to feed it into the kiln and invert it and take it off the line. What we make are basically rooms, 16 feet wide and 15-and-a-half feet high, which are made of steel and rollers.

When USG filed for Chapter 11 this year, we were fortunate not to have too much outstanding – something in the $5,000 to $6,000 range out-of-pocket. If someone had asked me when USG filed, "Hey Joe, would you give up $5,000 or $6,000 for USG?" I'd have written that check in a heartbeat. In the largest scope of things – and we've been involved with USG since the early '70s – it's peanuts. When you say USG around here, the name is like family.

Voice ninety-four

Joe Shahadey
President
FAMCO, Inc.
Terre Haute, Indiana

Local Guys

I started with L&W nine years ago as a center accountant in Charleston. I do the financial reporting for six locations and have overall responsibility for 14 centers.

Most customers around here think of us as CK Supply rather than the corporate L&W name. They really like the personal touch, the extra step that they get from us. We help them through situations. We're always there to answer the phone – you don't have to go through 15 touch tones to get a live person.

We've added some centers in this region and we've done some pruning. Overall, it's a growing region for L&W. Lately, we have been making a strong push with the acoustical products from USG Interiors' side of the business. We have always been strong in wallboard.

We're different from United States Gypsum in the sense that their customers can be really big – like Home Depot or Lowe's. Our customers are the local guys down the street. We show them that their concerns are our concerns. We care about whether their business succeeds, not just about selling them a product.

It's easy to get bogged down in the day-to-day frustrations, but when I look at the overall, I'm pretty happy to be here. I'm not trying to be the poster girl for L&W or USG or anything, but I like it here. I plan on staying.

Voice ninety-five

Susan Richerson
Area Financial Manager
L&W Supply Corporation
Charleston, South Carolina

"Do what's right, not what's easy." We say that a lot around here.

Voice ninety-six

Mark Ensminger
Plant Manager
United States Gypsum Company
Rainier, Oregon

The Band

I went to work for USG on May 19, 1952 – the day before I graduated from high school.

We had a company band in those days. I played in the band when they had dances for the 25-year celebrations. For employees who served 25 years and over, every November or December, they have a very nice dinner and give us gifts of some sort. They've had these get-togethers ever since I started with the company in the '50s. But I think they did something different after I retired.

My husband's grandfather was here at the plant when it began. He was with the company when it first started. So it's fair to say that my family covers the whole 100-year span of United States Gypsum's existence. My husband's grandfather, my husband's uncle and myself.

Voice ninety-seven

Donna Friend
Retired Customer Service Representative (48 Years)
United States Gypsum Company
Fort Dodge, Iowa

There's a saying around this plant: "Don't ever talk about anybody because everybody is related to everybody." When you have a small knit town like this, someone is going to be an uncle, brother-in-law, sister or other relative. If you add up all the years my family members and I worked at USG, we've given over 125 years of service.

Voice ninety-eight

Tom McCrady
Ready Mix Foreman
United States Gypsum Company
Fort Dodge, Iowa

Back in 1914, United States Gypsum, along with 67 other firms in the United States, formed the National Safety Council. Accident elimination has been a never-ending priority ever since.

Voice ninety-nine

Tom Foley (1995)
Author of United States Gypsum: A Company History

Cited in United States Gypsum: A Company History, 1995, page 63

USG bought the Auburn plant from another manufacturer in 1999. In its first year of operation, Auburn had more lost-time injuries and safety-related incidents than all 40 of our other plants combined!

We completely overhauled the safety procedures and processes. It was a painful transition, though. Most of the people were accustomed to a much more lax environment. We made it clear to everybody that the new safety standards were entirely for their benefit. We want everybody to walk out of the plant at night in the same condition as they walked in that morning.

Like I said, it was difficult at first, but it was worth it. Safety performance has improved so much that Auburn was a runner up in the USG Safety Award Competition in 2001.

Voice one-hundred

Matt Huss
Plant Manager
United States Gypsum Company
Auburn, Washington

Business Overview

Gypsum

United States Gypsum Company
CGC Inc.
USG Mexico S.A. de C.V.

Products and Services
Manufactures and markets gypsum wallboard, joint treatments and textures, cement board, gypsum fiber panels, plaster, shaft wall systems and industrial gypsum products

Best-Known Brand Names
SHEETROCK gypsum panels, SHEETROCK joint compound, DUROCK cement board, FIBEROCK gypsum fiber panels, HYDROCAL gypsum cement, IMPERIAL and DIAMOND building plasters

Geographical Areas Served
United States, Canada, Mexico

Customers
purchasers: specialty drywall centers, distributors, hardware cooperatives, buying groups, home centers, mass merchandisers

influencers: architects, specifiers, building owners

end users: contractors, builders, do-it-yourselfers

Ceilings

USG Interiors, Inc.
USG International
CGC Inc.

Products and Services
Manufactures and markets acoustical ceiling panels, ceiling suspension grid, specialty ceilings, relocatable wall systems and other building products for U.S. and international markets

Best-Known Brand Names
ASTRO, ECLIPSE and RADAR ceiling panels; DONN DX, FINELINE and CENTRICITEE ceiling grid; COMPÄSSO suspension trim; CURVATURA 3-D ceiling system; ULTRAWALL relocatable wall systems

Geographical Areas Served
More than 125 countries in all parts of the world: North, Central and South America, the Caribbean, Europe, the Middle East, Asia, the Pacific Rim, Africa

Customers
purchasers: specialty acoustical centers, distributors, hardware cooperatives, home centers, contractors

influencers: architects, specifiers, interior designers, building owners, tenants, facility managers

end users: contractors, builders, do-it-yourselfers

Distribution

L&W Supply Corporation

Products and Services
Specializes in delivering construction materials to job sites

Geographical Areas Served
United States

Customers
purchasers and end users: contractors, builders

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ______________ to ______________.

Commission File Number 1-8864

USG CORPORATION

(Exact name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**36-3329400** (I.R.S. Employer Identification No.)
125 S. Franklin Street, Chicago, Illinois (Address of Principal Executive Offices)	**60606-4678** (Zip Code)

Registrant's Telephone Number, Including Area Code: **(312) 606-4000**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $0.10 par value	New York Stock Exchange Chicago Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange Chicago Stock Exchange
8.5% Senior Notes, Due 2005	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None

(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

As of January 31, 2002, the aggregate market value of USG Corporation common stock held by nonaffiliates (based upon the New York Stock Exchange closing prices) was approximately $320,668,000.

As of January 31, 2002, 43,457,312 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

1. The Corporation's definitive Proxy Statement for use in connection with the annual meeting of stockholders to be held on May 8, 2002, is incorporated by reference in Part III of this Form 10-K Report.

2. A list of exhibits incorporated by reference is presented in this Form 10-K Report beginning on page 56.

TABLE OF CONTENTS

PART I

Item 1. BUSINESS

General

United States Gypsum Company *("U.S. Gypsum")* was incorporated in 1901. USG Corporation (together with its subsidiaries, called the *"Corporation"*) was incorporated in Delaware on October 22, 1984. By a vote of stockholders on December 19, 1984, U.S. Gypsum became a wholly owned subsidiary of the Corporation, and the stockholders of U.S. Gypsum became the stockholders of the Corporation, all effective January 1, 1985.

Through its subsidiaries, the Corporation is a leading manufacturer and distributor of building materials producing a wide range of products for use in new residential, new nonresidential, and repair and remodel construction, as well as products used in certain industrial processes.

On June 25, 2001, the parent company of the Corporation and 10 of its United States subsidiaries (collectively, the *"Debtors")* filed voluntary petitions for reorganization (the *"Filing")* under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The chapter 11 cases of the Debtors have been consolidated for purposes of joint administration as In re: USG Corporation et al. (case no. 01-2094). This action was taken to resolve asbestos-related claims in a fair and equitable manner, to protect the long-term value of the Debtors' businesses and to maintain the Debtors' leadership positions in their markets. The Debtors are operating their businesses as debtors-in-possession subject to the provisions of the United States Bankruptcy Code. These cases do not include any of the Corporation's non-U.S. subsidiaries. See Part II, Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition and Part II, Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements, Note 2. Voluntary Reorganization Under Chapter 11 and Note 17. Litigation for additional information on the bankruptcy proceedings and asbestos litigation.

The Corporation's operations are organized into three operating segments: North American Gypsum, Worldwide Ceilings and Building Products Distribution.

North American Gypsum

Business

North American Gypsum, which manufactures and markets gypsum and related products in the United States, Canada and Mexico, includes U.S. Gypsum in the United States, the gypsum business of CGC Inc. *("CGC")* in Canada, and USG Mexico, S.A. de C.V. *("USG Mexico")* in Mexico. U.S. Gypsum is the largest producer of gypsum wallboard in the United States and accounted for approximately one-third of total domestic gypsum wallboard sales in 2001. CGC is the largest producer of gypsum wallboard in eastern Canada. USG Mexico is the largest producer of gypsum wallboard in Mexico.

Products

North American Gypsum's products are used in a variety of building and industrial applications. Gypsum panel products are used to finish the interior walls and ceilings in residential, commercial and institutional construction. These products provide aesthetic as well as sound-dampening and fire-retarding value. The majority of these products are sold under the SHEETROCK brand name. Also sold under the SHEETROCK brand name is a line of joint compounds used for finishing wallboard joints. The DUROCK line of cement board and accessories provides fire-resistant and water-damage-resistant assemblies for both interior and exterior construction. FIBEROCK brand gypsum fiber panels include abuse-resistant wall panels and floor underlayment. The Corporation produces a variety of plaster products used to provide a custom finish for residential and commercial interiors. Like SHEETROCK brand gypsum wallboard, these products provide aesthetic, sound-dampening and fire-retarding value. Plaster products are sold under the trade names RED TOP, IMPERIAL and DIAMOND. The Corporation also produces gypsum-based products for agricultural and industrial customers to use in a number of applications, including soil conditioning, road repair, fireproofing and ceramics.

Manufacturing

North American Gypsum's products are manufactured at 47 plants located throughout the United States, Canada and Mexico.

Gypsum rock is mined or quarried at 15 company-owned locations in North America. In 2001, these locations provided approximately 75% of the gypsum used by the Corporation's plants in North America. Certain plants purchase synthetic gypsum or natural gypsum rock from various outside sources. Outside purchases accounted for 25% of the gypsum used in the Corporation's plants. The Corporation's geologists estimate that its recoverable rock reserves are sufficient for more than 28 years of operation based on the Corporation's average annual production of crude gypsum during the past five years. Proven reserves contain approximately 273 million tons. Additional reserves of approximately 148 million tons are found on four properties not in operation. The Corporation's total average annual production of crude gypsum during the past five years was 10 million tons.

The Corporation owns and operates seven paper mills located across the United States. Vertical integration in paper ensures a continuous supply of high-quality paper that is tailored to the specific needs of the Corporation's wallboard production processes.

The Corporation performs research and development at the USG Research and Technology Center in Libertyville, Ill. The staff at this center provides specialized technical services to the operating units and does product and process research and development. The center is especially well-equipped for carrying out fire, acoustical, structural and environmental testing of products and building assemblies. The center also has an analytical laboratory for chemical analysis and characterization of materials. Development activities can be taken to an on-site pilot plant level before being transferred to a full-size plant.

Marketing and Distribution

Distribution is carried out through L&W Supply Corporation (*"L&W Supply"*), a wholly owned subsidiary of the Corporation, building materials dealers, home improvement centers and other retailers, contractors and specialty wallboard distributors. Sales of gypsum products are seasonal in the sense that sales are generally greater from spring through the middle of autumn than during the remaining part of the year. Based on the Corporation's estimates using publicly available data, internal surveys and gypsum wallboard shipment data from the Gypsum Association, management estimates that during 2001, about 43% of total industry volume demand for gypsum wallboard was generated by new residential construction activity, 39% of volume demand was generated by residential and nonresidential repair and remodel activity, 12% of volume demand was generated by new nonresidential construction activity and the remaining 6% of volume demand was generated by other activities such as exports and temporary construction.

Competition

The Corporation competes in North America as the largest of 10 producers of gypsum wallboard products and in 2001 accounted for approximately one-third of total gypsum wallboard sales in the United States. In 2001, U.S. Gypsum shipped 9.9 billion square feet of wallboard, the highest level in the Corporation's history, out of total U.S. industry shipments (including imports) estimated at 30.2 billion square feet, the second highest level on record. Principal competitors in the United States are: National Gypsum Company, Georgia-Pacific Corporation, James Hardie Gypsum, American Gypsum, Temple-Inland Forest Products Corporation, BPB Celotex, Lafarge North America, Inc. and other smaller, regional competitors. Major competitors in Canada include BPB Westroc, Georgia-Pacific Corporation and Lafarge North America, Inc. In Mexico, the Corporation's major competitor is Panel Rey.

Worldwide Ceilings

Business

Worldwide Ceilings, which manufactures and markets interior systems products worldwide, includes USG Interiors, Inc. (*"USG Interiors"*), the international interior systems business managed as USG International, and the ceilings business of CGC. Worldwide Ceilings is a leading supplier of interior ceilings products used primarily in commercial applications. In 2001, Worldwide Ceilings was estimated to be the largest manufacturer of ceiling grid and the second-largest manufacturer of ceiling tile in the world.

Products

Worldwide Ceilings manufactures and markets ceiling grid, ceiling tile, relocatable wall systems and, in Europe and the Asia-Pacific region, access floor systems. Its integrated line of ceilings products provides qualities such as sound absorption, fire retardation, and convenient access to the space above the ceiling for electrical and mechanical systems, air distribution and maintenance. USG Interiors' significant trade names include the AURATONE and ACOUSTONE brands of ceiling tile and the DX, FINELINE, CENTRICITEE, CURVATURA and DONN brands of ceiling grid.

Manufacturing

Worldwide Ceilings' products are manufactured at 18 plants located in North America, Europe and the Asia-Pacific region. These include 10 ceiling grid plants, 4 ceiling tile plants, 2 plants that produce other interior products and 2 plants that produce or prepare raw materials for ceiling tile and grid. Principal raw materials used in the production of Worldwide Ceilings' products include mineral fiber, steel, perlite, starch and high-pressure laminates. Certain of these raw materials are produced internally, while others are obtained from various outside suppliers. Shortages of raw materials used in this segment are not expected.

USG Interiors' primary research and development is carried out at the USG Research and Technology Center in Libertyville, Ill., and at its Solutions Center℠ in Chicago, Ill. An additional metal-forming research and development facility in Avon, Ohio, provides product design, engineering and testing services in addition to manufacturing development.

Marketing and Distribution

Worldwide Ceilings' products are sold primarily in markets related to the new construction and renovation of commercial buildings. Marketing and distribution are conducted through a network of distributors, installation contractors, L&W Supply and home improvement centers.

Competition

The Corporation estimates that it is the world's largest manufacturer of ceiling grid. Principal competitors in ceiling grid include WAVE (a joint venture between Armstrong World Industries, Inc. and Worthington Industries) and Chicago Metallic Corporation. The Corporation estimates that it is the second-largest manufacturer/marketer of acoustical ceiling tile in the world. Principal global competitors include Armstrong World Industries, Inc., OWA Faserplattenwerk GmbH

(Odenwald), BPB Celotex and AMF Mineralplatten GmbH Betriebs KG. Armstrong World Industries, Inc., the world's largest manufacturer of acoustical ceiling tile, filed chapter 11 bankruptcy in the fourth quarter of 2000 in response to pending and potential asbestos litigation filings.

Building Products Distribution

Business

Building Products Distribution consists of L&W Supply, the leading distributor of wallboard and complementary building products in the United States. In 2001, L&W Supply distributed approximately 10% of all gypsum wallboard in the United States, including approximately 28% of U.S. Gypsum's wallboard production.

Marketing and Distribution

L&W Supply was organized in 1971 by U.S. Gypsum. As of December 31, 2001, L&W operated 180 distribution locations in 37 states. It is a service-oriented organization that stocks a wide range of construction materials and delivers less-than-truckload quantities of construction materials to job sites and places them in areas where work is being done, thereby reducing or eliminating the need for handling by contractors. L&W Supply specializes in the distribution of gypsum wallboard (which accounts for approximately 46% of its total net sales), joint compound and other products manufactured primarily by U.S. Gypsum. It also distributes products manufactured by USG Interiors such as acoustical ceiling tile and grid, as well as products of other manufacturers including drywall metal, insulation, roofing products and accessories. L&W Supply leases approximately 87% of its facilities from third parties. Usually, initial leases run from three to five years with a five-year renewal option.

Competition

L&W Supply's largest competitor, Gypsum Management Supply, is an independent distributor with locations in the southern, central and western United States. There are several regional competitors such as CSR Rinker in the Southeast (primarily in Florida) and Strober Building Supply in the Northeast. L&W Supply's many local competitors include lumber dealers, hardware stores, home improvement centers and acoustical ceiling tile distributors.

Other Information

Primary supplies of energy have been adequate, and no significant curtailment of plant operations has resulted from insufficient supplies, although pricing increased dramatically in early 2001. Supplies are likely to remain sufficient for projected requirements. Energy price swap agreements are used by the Corporation to hedge the cost of certain purchased fuel.

None of the operating segments has any special working capital requirements or is materially dependent on a single customer or a few customers on a regular basis. No single customer of the Corporation accounted for 10% or more of the Corporation's 2001, 2000 or 1999 consolidated net sales. Because orders are filled upon receipt, no operating segment has any significant backlog.

Loss of one or more of the patents or licenses held by the Corporation would not have a major impact on the Corporation's business or its ability to continue operations. No material part of any of the Corporation's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government.

All of the Corporation's products regularly require improvement to remain competitive. The Corporation also develops and produces comprehensive systems employing several of its products. In order to maintain its high standards and remain a leader in the building materials industry, the Corporation performs ongoing extensive research and development activities and makes the necessary capital expenditures to maintain production facilities in good operating condition.

U.S. Gypsum is a defendant in asbestos lawsuits alleging both property damage and personal injury. As a result of the Filing , all pending asbestos lawsuits against U.S. Gypsum are stayed, and no party may take any action to pursue or collect on such asbestos claims absent specific authorization of the Bankruptcy Court. Since the Filing, U.S. Gypsum has ceased making payments with respect to asbestos lawsuits, including payments pursuant to settlements of asbestos lawsuits. See Part II, Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition and Part II, Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements, Note 2. Voluntary Reorganization Under Chapter 11 and Note 17. Litigation for additional information on the bankruptcy proceedings and asbestos litigation.

See Part II, Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements, Note 16. Segments for financial information pertaining to operating segments, foreign and domestic operations and export sales.

Item 2. PROPERTIES

The Corporation's plants, mines, quarries, transport ships and other facilities are located in North America, Europe and the Asia-Pacific region. In 2001, most of these facilities operated above 80% of capacity. The locations of the production properties of the Corporation's subsidiaries, grouped by operating segment, are as follows (plants are owned unless otherwise indicated):

North American Gypsum

Gypsum Wallboard and Other Gypsum Products

Aliquippa, Pa.
Baltimore, Md.
Bridgeport, Ala.
Boston (Charlestown), Mass.
Detroit (River Rouge), Mich.
East Chicago, Ind.
Empire, Nev.
Fort Dodge, Iowa
Galena Park, Texas
Jacksonville, Fla.
New Orleans, La.
Norfolk, Va.
Plaster City, Calif.
Rainier, Ore.
Santa Fe Springs, Calif.
Shoals, Ind.
Sigurd, Utah
Southard, Okla.
Sperry, Iowa
Stony Point, N.Y.
Sweetwater, Texas
Hagersville, Ontario, Canada
Montreal, Quebec, Canada
Monterrey, Nuevo Leon, Mexico
Puebla, Puebla, Mexico
Saltillo, Coahuila, Mexico

As part of the Corporation's restructuring plan announced in the fourth quarter of 2001, the gypsum wallboard plant in Fremont, Calif., will be closed in 2002.

Joint Compound (surface preparation and joint treatment products)

Auburn, Wash.
Bridgeport, Ala.
Chamblee, Ga.
Dallas, Texas
East Chicago, Ind.
Fort Dodge, Iowa
Galena Park, Texas
Gypsum, Ohio
Jacksonville, Fla.
Port Reading, N.J.
Sigurd, Utah
Tacoma, Wash.
Torrance, Calif.
Calgary, Alberta, Canada
Edmonton, Alberta, Canada
Hagersville, Ontario, Canada
Montreal, Quebec, Canada
Surrey, British Columbia, Canada
Puebla, Puebla, Mexico
Port Klang, Malaysia (leased)

Gypsum Rock (mines and quarries)

Alabaster (Tawas City), Mich.
Empire, Nev.
Fort Dodge, Iowa
Plaster City, Calif.
Shoals, Ind.
Sigurd, Utah
Southard, Okla.
Sperry, Iowa
Sweetwater, Texas
Hagersville, Ontario, Canada
Little Narrows, Nova Scotia, Canada
Windsor, Nova Scotia, Canada
Manzanillo, Colima, Mexico
Monterrey, Nuevo Leon, Mexico
Saltillo, Coahuila, Mexico

Synthetic gypsum is processed at Belledune, New Brunswick, Canada.

Paper for Gypsum Wallboard

Clark, N.J.
Galena Park, Texas
Gypsum, Ohio
Jacksonville, Fla.
North Kansas City, Mo.
Oakfield, N.Y.
South Gate, Calif.

Other Products

A mica-processing plant is located at Spruce Pine, N.C. Drywall metal products are manufactured at Medina, Ohio (leased). Metal lath, plaster and drywall accessories and light gauge steel framing products are manufactured at Puebla, Puebla, Mexico. Gypsum fiber panel products are produced at Gypsum, Ohio, and Port Hawkesbury, Nova Scotia, Canada. Paper-faced metal corner bead is manufactured at Auburn, Wash., and Weirton, W.Va. Various other products are manufactured at La Mirada, Calif. (adhesives and finishes), and New Orleans, La. (lime products).

Ocean Vessels

Gypsum Transportation Limited, a wholly owned subsidiary of the Corporation and headquartered in Bermuda, owns and operates a fleet of four self-unloading ocean vessels. Under a contract of affreightment, these vessels transport gypsum rock from Nova Scotia to the East Coast plants of U.S. Gypsum. Excess ship time, when available, is offered for charter on the open market.

Worldwide Ceilings

Ceiling Grid

Cartersville, Ga.	Auckland, New Zealand (leased)	Peterlee, England (leased)
Stockton, Calif.	Dreux, France	Port Klang, Malaysia (leased)
Westlake, Ohio	Oakville, Ontario, Canada	Shenzhen, China
		Viersen, Germany

A coil coater and slitter plant used in the production of ceiling grid also is located in Westlake, Ohio, and a slitter plant is located in Stockton, Calif. (leased).

Ceiling Tile

Ceiling tile products are manufactured at Cloquet, Minn., Greenville, Miss., Walworth, Wis., and Aubange, Belgium.

Other Products

Access floor systems products are manufactured at Peterlee, England (leased), and Port Klang, Malaysia (leased). Wall system products are manufactured at Medina, Ohio (leased). Mineral fiber products are manufactured at Red Wing, Minn., and Walworth, Wis.

As part of the Corporation's restructuring plan announced in the fourth quarter of 2001, the ceiling tile plant in San Juan Ixhuatepec, Mexico, the ceiling grid plant in Taipei, Taiwan, the drywall steel plant in Prestice, Czech Republic, and one of three ceiling tile manufacturing lines at the Greenville, Miss., plant will be closed in 2002.

Item 3. LEGAL PROCEEDINGS

See Part II, Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements, Note 2. Voluntary Reorganization Under Chapter 11 and Note 17. Litigation for information on legal proceedings.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None during the fourth quarter of 2001.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

See Part II, Item 8. Financial Statements and Supplementary Data - Selected Quarterly Financial Data for information with respect to the principal market on which the Corporation's common stock is traded, the range of high and low market prices, the number of stockholders of record and the amount of quarterly cash dividends.

On November 22, 1996, the Corporation entered into a retention agreement with an employee, formerly the principal stockholder of a corporation certain of whose assets were purchased by the Corporation, whereby the Corporation agreed to grant shares of unregistered common stock, $0.10 par value, having an aggregate value equal to $250,000, in five separate annual installments each having a value equal to $50,000, in reliance on the private offering exemption afforded by Section 4(2) of the Securities Act of 1933, as amended. The fifth and final annual grant of 3,493 common shares was made on November 22, 2000. The unregistered common stock was freed from restriction on transfer, resale or other disposition on November 22, 2001.

Item 6. SELECTED FINANCIAL DATA

See Part II, Item 8. Financial Statements and Supplementary Data - Five-Year Summary for selected financial data.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Voluntary Reorganization Under Chapter 11

On June 25, 2001 (the *"Petition Date"*), the parent company (the *"Parent Company"*) of the Corporation and the 10 United States subsidiaries listed below (collectively, the *"Debtors"*) filed voluntary petitions for reorganization (the *"Filing"*) under chapter 11 of the United States Bankruptcy Code (the *"Bankruptcy Code"*) in the United States Bankruptcy Court for the District of Delaware (the *"Bankruptcy Court"*). The chapter 11 cases of the Debtors (collectively, the *"Chapter 11 Cases"*) have been consolidated for purposes of joint administration as In re: USG Corporation et al. (case no. 01-2094). The Chapter 11 Cases do not include any of the Corporation's non-U.S. subsidiaries. The following subsidiaries filed chapter 11 petitions:

United States Gypsum Company
USG Interiors, Inc.
USG Interiors International, Inc.
L&W Supply Corporation
Beadex Manufacturing, LLC
B-R Pipeline Company
La Mirada Products Co., Inc.
Stocking Specialists, Inc.
USG Industries, Inc.
USG Pipeline Company

This action was taken to resolve asbestos-related claims in a fair and equitable manner, to protect the long-term value of the Debtors' businesses and to maintain the Debtors' leadership positions in their markets.

BACKGROUND OF THE FILING

U.S. Gypsum is a defendant in asbestos lawsuits alleging both property damage and personal injury. Chapter 11 filings during 2000 and early 2001 by other companies subject to asbestos litigation dramatically increased U.S. Gypsum's asbestos costs beyond its legitimate liability. The Corporation has been and continues to be committed to finding a legislative solution to the increase in asbestos costs. However, in 2001 it became apparent that a timely resolution to the problem through legislation was not feasible. The Corporation determined that voluntary protection under chapter 11 would be the best alternative for obtaining a fair and final resolution of U.S. Gypsum's asbestos liability and the best way to preserve value for stakeholders. See Part II, Item 8. Note 17. Litigation for additional information on asbestos litigation.

USG was the eighth major company with a large number of asbestos claims that filed a chapter 11 petition in the 18 months prior to the Petition Date. Since 1994, U.S. Gypsum has been named in more than 250,000 asbestos-related personal injury claims and made cash payments of approximately $575 million (before insurance recoveries) to manage and resolve asbestos-related litigation. Based on an independent study conducted in 2000 and on U.S. Gypsum's historical experience of litigating asbestos claims in the tort system, the Corporation estimated that U.S. Gypsum's probable liability for costs associated with asbestos cases pending as of December 31, 2000, and expected to be filed through 2003 to be between $889 million and $1,281 million. In the fourth quarter of 2000, U.S. Gypsum recorded a noncash, pretax provision of $850 million, increasing its total accrued reserve for asbestos claims to $1,185 million as of December 31, 2000. Substantially all of this reserve related to personal injury claims and reflected management's expectation that U.S. Gypsum's average cost per case would increase, at least in the short term, due to distortions in the tort system resulting from the bankruptcies of other defendants that led to increased settlement demands from asbestos plaintiffs. Less than 10% of the reserve related to defense and administrative costs. Between January 1, 2001, and the Petition Date, U.S. Gypsum received more than 26,000 new claims. On a cash basis, U.S. Gypsum's asbestos-related personal injury costs (before insurance) rose from $30 million in 1997 to $162 million in 2000 and, absent the Filing, were expected to exceed $275 million in 2001. Because of the Filing, there is greater uncertainty concerning the liability associated with asbestos cases, as discussed below.

CONSEQUENCES OF THE FILING

The Debtors are operating their businesses as debtors-in-possession subject to the provisions of the Bankruptcy Code. All vendors are being paid for all goods furnished and services provided after the Filing. However, as a consequence of the Filing, all pending litigation against the Debtors as of the Petition Date is stayed, and no party may take any action to pursue or collect pre-petition claims except pursuant to order of the Bankruptcy Court. It is the Debtors' intention to address all pending and future asbestos-related claims and all other pre-petition claims in a plan of reorganization. However, it is impossible to predict currently how the plan will treat asbestos and other pre-petition claims and what impact any reorganization plan may have on the shares of the Corporation's common stock and other outstanding securities. The formulation and implementation of the plan of reorganization could take a significant period of time.

Three creditors' committees, one representing asbestos personal injury claimants, another representing asbestos property damage claimants and a third representing general unsecured creditors, have been appointed as official committees in the Chapter 11 Cases and, in accordance with the provisions of the Bankruptcy Code, will have the right to be heard on all matters that come before the Bankruptcy Court. The Corporation expects that the appointed committees, together with a legal representative for the interests of future asbestos claimants to be appointed by the Bankruptcy Court, will play important roles in the Chapter 11 Cases and the negotiation of the terms of any plan of reorganization. Recent developments in the Corporation's bankruptcy proceeding are discussed in Part II, Item 8. Note 17. Litigation.

CHAPTER 11 FINANCING

A $350 million debtor-in-possession financing facility from JP Morgan Chase (the *"DIP Facility"*) was approved by the Bankruptcy Court on July 31, 2001. The DIP Facility is available to supplement liquidity and fund operations during the reorganization process. The Corporation believes that cash available from operations and the DIP Facility will provide sufficient liquidity to allow its businesses to operate in the normal course without interruption. See "Available Liquidity" below for more information on the DIP Facility.

ACCOUNTING IMPACT

The Corporation is required to follow AICPA Statement of Position 90-7 *("SOP 90-7")*, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." Pursuant to SOP 90-7, the Corporation's pre-petition liabilities that are subject to compromise are reported separately on the consolidated balance sheet. Virtually all of the Corporation's pre-petition debt is currently in default and was recorded at face value and classified within liabilities subject to compromise. U.S. Gypsum's asbestos liability also is classified within liabilities subject to compromise. See Part II, Item 8. Note 2. Voluntary Reorganization Under Chapter 11, which includes information related to financial statement presentation, the debtor-in-possession statements and detail of the liabilities subject to compromise and chapter 11 reorganization expenses.

Consolidated Results

NET SALES

Net sales in 2001 were $3,296 million, down 13% from 2000. This decline was primarily due to lower average selling prices for SHEETROCK brand gypsum wallboard. By midyear 2001, selling prices had dropped to their lowest level in nearly a decade. However, there was some improvement in market conditions during the second half of 2001 as demand for gypsum wallboard grew and some excess industry capacity closed, allowing U.S. Gypsum and other wallboard manufacturers to raise prices for the first time since the end of 1999.

Net sales in 2000 totaled $3,781 million, a slight decrease from 1999's record level of $3,810 million. Increased shipments were achieved for all major product lines in 2000 as compared with 1999. However, the impact of increased demand was offset by lower selling prices for SHEETROCK brand gypsum wallboard.

COST OF PRODUCTS SOLD

Cost of products sold in 2001 totaled $2,882 million, down 2% versus 2000, primarily due to the absence in 2001 of $77 million of asbestos-related noncash charges recorded by U.S. Gypsum in 2000.

Cost of products sold in 2000 was $2,941 million, up 7% from 1999 reflecting the combination of increased volume and higher energy and raw material costs.

In addition to the fourth quarter 2000 provision for asbestos claims, U.S. Gypsum recorded asbestos-related charges to cost of products sold through September 30, 2000. These charges totaled $77 million during the first nine months of 2000 and $80.5 million in 1999.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses totaled $279 million in 2001, $309 million in 2000 and $338 million in 1999. As a percentage of net sales, these expenses were 8.5%, 8.2% and 8.9% in 2001, 2000 and 1999, respectively.

Expenses were down 10% in 2001 versus 2000 because of cost-reduction initiatives undertaken during the year that resulted in lower charges for compensation and benefits, marketing programs and travel. These reductions were partially offset by expenses associated with a Bankruptcy-Court-approved key employee retention program. Comparing 2000 with 1999, expenses declined 9% primarily due to lower charges for incentive compensation programs and a companywide emphasis on reducing expenses which resulted in lower expenditures for marketing programs and travel.

CHAPTER 11 REORGANIZATION EXPENSES

In connection with the Filing, the Corporation recorded pretax chapter 11 reorganization expenses of $12 million in 2001. These expenses consisted of legal and financial advisory fees of $14 million and accelerated amortization of debt issuance costs of $2 million, partially offset by bankruptcy-related interest income of $4 million.

2001 PROVISIONS FOR IMPAIRMENT AND RESTRUCTURING

In the fourth quarter of 2001, the Corporation recorded impairment charges totaling $30 million pretax ($25 million after-tax). Included in this total was $16 million pretax related to the Aubange, Belgium, ceiling tile plant. This impairment resulted from a decline in demand, which had been significantly affected by a worldwide slowdown in the nonresidential construction market, and from the plant's high cost structure. The remaining $14 million pretax related to the Port Hawkesbury, Nova Scotia, gypsum fiber panel plant. This impairment resulted from high delivered costs of products manufactured at Port Hawkesbury combined with the consolidation of production of FIBEROCK products at the Gypsum, Ohio, plant. Estimated future cash flows related to these facilities indicated that impairment charges were necessary to write down the assets to their third-party appraised fair values.

Also, in the fourth quarter of 2001, the Corporation recorded a charge of $12 million pretax ($10 million after-tax) related to a restructuring plan that included the shutdown of a gypsum wallboard plant in Fremont, Calif., a drywall steel plant in Prestice, Czech Republic, a ceiling tile plant in San Juan Ixhuatepec, Mexico, a ceiling tile manufacturing line in Greenville, Miss., and other restructuring activities. The restructuring plan, which is expected to be completed in 2002, is intended to allow the Corporation to optimize its manufacturing operations at a time when a weak economy threatens to cause demand for the Corporation's products to decline. The closing of the Fremont plant will eliminate approximately 250 million square feet of old, high-cost gypsum wallboard capacity.

Included in the $12 million pretax charge was $8 million for severance related to a workforce reduction of more than 350 positions (primarily hourly positions), $2 million for the write-off of property, plant and equipment, and $2 million for line shutdown and removal and contract cancellations.

The reserve for this plan was included in accrued expenses as of December 31, 2001, on the consolidated balance sheet, and payments totaling $2 million were charged against this reserve in 2001. All payments for the 2001 restructuring plan are being funded with cash from normal operations. As of December 31, 2001, 127 employees have been terminated, and 26 open positions have been eliminated. Annual savings from the full implementation of the 2001 restructuring initiatives are estimated at $11 million.

2000 PROVISION FOR RESTRUCTURING

In the fourth quarter of 2000, the Corporation recorded a charge of $50 million pretax ($31 million after-tax) related to a restructuring plan that included a salaried workforce reduction and the shutdown of gypsum wallboard manufacturing lines at U.S. Gypsum's plants located at Gypsum, Ohio, Oakfield, N.Y., and Fort Dodge, Iowa. Together, these closings eliminated approximately 700 million square feet of old, high-cost capacity. The plan also included the shutdown of a mill and ship-loading system at Alabaster, Mich. This restructuring was designed to streamline operations and improve business efficiency.

Included in the $50 million pretax charge was $16 million for severance related to the salaried workforce reduction of more than 500 positions, $15 million for the write-off of property, plant and equipment, $12 million for razing buildings and equipment, $5 million for line shutdown and removal, and $2 million for contract cancellations and severance for more than 100 hourly positions. An additional restructuring-related charge of $4 million pretax ($2 million after-tax) was included in cost of products sold for the writedown of certain inventory.

During the third quarter of 2001, the Corporation reversed $9 million pretax ($5 million after-tax) of the restructuring reserve recorded in the fourth quarter of 2000 due to changes from previous estimates and to reflect a change in the scope of restructuring activities undertaken. The primary change involved a decision made in September to eliminate a portion of the closure activities originally planned at the Alabaster, Mich., facility. Also, during the third quarter of 2001, the Corporation reversed restructuring-related inventory reserves totaling $3 million pretax ($2 million after-tax) to cost of products sold because the sale or use of certain affected inventory exceeded expectations.

Payments totaling $21 million in 2001 and $1 million in 2000 were charged against the 2000 restructuring reserve. All payments are being funded with cash from normal operations. The remaining restructuring reserves are considered adequate to cover committed restructuring actions.

The salaried workforce reduction program was completed as of June 30, 2001, with the termination of 394 salaried employees and the elimination of 179 open salaried positions. In addition, 73 hourly employees were terminated, and 44 open hourly positions were eliminated. Closure of the three gypsum wallboard manufacturing lines and other operations was completed by December 31, 2001. Final payments for expenses related to these closures will be made in the first half of 2002. Annual savings from the 2000 restructuring initiatives are estimated at $40 million.

The reserve for the 2000 restructuring was included in accrued expenses as of December 31, 2000, and in liabilities subject to compromise as of December 31, 2001, on the consolidated balance sheets.

See Part II, Item 8. Note 3. Provisions for Impairment and Restructuring for additional information related to restructuring payments and reserve balances.

2000 PROVISION FOR ASBESTOS CLAIMS

In the fourth quarter of 2000, based on an independent study, USG estimated its probable liability for costs associated with asbestos cases currently pending and expected to be filed through 2003 and recorded a noncash provision of $850 million pretax ($524 million after-tax). This provision, combined with the existing asbestos-related reserve of $335 million, resulted in a total reserve of $1,185 million as of December 31, 2000. Substantially all of this reserve related to personal injury claims and reflected management's expectation that U.S. Gypsum's average cost-per-case would increase, at least in the short term, due to distortions in the tort system resulting from the bankruptcies of other defendants that led to increased settlement demands from asbestos plaintiffs. Less than 10% of the reserve related to defense and administrative costs. See Legal Contingencies below and Part II, Item 8. Note 17. Litigation for additional information on asbestos-related matters.

OPERATING PROFIT (LOSS)

Operating profit totaled $90 million in 2001, compared with a loss of $369 million in 2000 and profit of $730 million in 1999. Operating profit in 2001 included pretax impairment charges of $30 million, pretax restructuring charges of $12 million and pretax chapter 11 reorganization expenses of $12 million as described above. These charges were partially offset by pretax reversals of restructuring reserves of $9 million and restructuring-related inventory reserves of $3 million. The operating loss in 2000 included pretax charges for asbestos claims and restructuring of $850 million and $50 million, respectively, and a pretax restructuring-related inventory writedown of $4 million. Excluding the net impact of these charges and reversals, pro forma operating profit was $132 million in 2001 and $535 million in 2000. These amounts, which represent declines of 75% and 27% from respective prior years, primarily reflect lower gross profit margins on SHEETROCK brand gypsum wallboard.

INTEREST EXPENSE

Interest expense was $33 million, $52 million and $53 million in 2001, 2000 and 1999, respectively. Under SOP 90-7, virtually all of the Corporation's outstanding debt is classified as liabilities subject to compromise, and interest expense on this debt has not been accrued and recorded since the Petition Date. Consequently, comparisons of interest expense for 2001 and 2000 are not meaningful. From the Petition Date through December 31, 2001, contractual interest expense not accrued or recorded on pre-petition debt totaled $41 million.

OTHER EXPENSE, NET

Other expense, net was $10 million, $4 million and $3 million in 2001, 2000 and 1999, respectively. For 2001, other expense, net included $7 million of net realized currency losses related to the repayment of intercompany loans by a Belgian subsidiary that is being liquidated.

INCOME TAXES (BENEFIT)

Income taxes amounted to $36 million in 2001, while an income tax benefit of $161 million was recorded in 2000 due to the loss before taxes resulting from the provisions relating to asbestos claims and restructuring. Income tax expense was $263 million in 1999. The Corporation's effective tax rates were 70.0% in 2001 and 38.4% in 2000 and 1999. Excluding the net impact of the various charges and reversals listed above for the determination of 2001 and 2000 pro forma operating profit, the pro-forma effective tax rates were 43.5% in 2001 and 39.4% in 2000.

NET EARNINGS (LOSS)

Net earnings of $16 million, or $0.36 per share, were recorded in 2001. These earnings included after-tax impairment charges of $25 million, or $0.56 per share; after-tax restructuring charges of $10 million, or $0.24 per share; and after-tax chapter 11 reorganization expenses of $10 million, or $0.24 per share. These charges were partially offset by after-tax reversals of restructuring reserves of $5 million, or $0.12 per share, and restructuring-related inventory reserves of $2 million, or $0.04 per share. Excluding the net impact of these charges and reversals, pro forma net earnings in 2001 were $54 million, and pro forma diluted earnings per share were $1.24. As compared with prior years, net earnings for 2001 were favorably affected by the absence of asbestos-related charges and the absence of interest expense on pre-petition debt subsequent to the Petition Date.

A net loss of $259 million, or $5.62 per share, was recorded in 2000. This loss included after-tax charges for asbestos claims of $524 million, or $11.39 per share; and restructuring of $31 million, or $0.66 per share; and an after-tax restructuring-related inventory writedown of $2 million, or $0.06 per share. Excluding these charges, pro forma net earnings in 2000 were $298 million, and pro forma diluted earnings per share were $6.49.

Net earnings totaled $421 million in 1999, or $8.39 per diluted share.

Core Business Results

(millions)	Net Sales			Operating Profit (Loss)		
	2001	2000	1999	2001	2000	1999
North American Gypsum:						
United States Gypsum Company	$1,781	$2,119	$2,255	$32	$336	$597
CGC Inc. (gypsum)	204	206	183	24	34	27
Other subsidiaries	118	112	108	24	22	27
Eliminations	(153)	(139)	(130)	-	-	-
Total	1,950	2,298	2,416	80	392	651
Worldwide Ceilings:						
USG Interiors, Inc.	475	513	487	34	64	60
USG International	210	232	226	(6)	3	-
CGC Inc. (ceilings)	40	43	39	5	3	3
Eliminations	(65)	(83)	(63)	-	-	-
Total	660	705	689	33	70	63
Building Products Distribution:						
L&W Supply Corporation	1,152	1,373	1,345	64	110	87
Corporate	-	-	-	(43)	(44)	(64)
Eliminations	(466)	(595)	(640)	1	3	(7)
Chapter 11 reorganization expenses	-	-	-	(12)	-	-
Provisions for impairment and restructuring	-	-	-	(33)	(50)	-
Provision for asbestos claims *	-	-	-	-	(850)	-
Total USG Corporation	3,296	3,781	3,810	90	(369)	730

* Excludes asbestos-related charges totaling $77 million for the first nine months of 2000 recorded by U.S. Gypsum to cost of products sold. Comparable full-year charges in 1999 were $80.5 million.

NORTH AMERICAN GYPSUM

Net sales in 2001 were $1,950 million, down 15% from 2000. Operating profit of $80 million declined 80% from 2000. Net sales and operating profit in 2000 decreased 5% and 40%, respectively, versus 1999.

Despite record shipments of SHEETROCK brand gypsum wallboard, net sales for U.S. Gypsum declined in 2001 due to lower selling prices. Selling prices for SHEETROCK brand gypsum wallboard declined steadily during the first half of 2001 to a low of $67.67 per thousand square feet in June, followed by a modest recovery in the second half of the year. By December, prices averaged $94.06 per thousand square feet, up slightly from $93.59 in December 2000. For the year, the average selling price was $85.67 per thousand square feet, down 34% from $130.61 in 2000. The average price in 1999 was a record $153.40. The drop in wallboard prices in 2001 and 2000 reflects the transition from short supply, as experienced in 1999, to the excess supply conditions that currently exist. This transition was caused by the addition of new industry capacity by U.S. Gypsum and other gypsum wallboard manufacturers during the past three years. U.S. Gypsum's plants operated at 90% of capacity in 2001, compared with 92% in 2000. The Corporation estimates that the U.S. wallboard industry as a whole operated at an average rate of 82% in 2001.

Shipments of SHEETROCK brand gypsum wallboard totaled 9.92 billion square feet in 2001, a 7% increase from the previous record of 9.29 billion square feet in 2000. Shipments in 1999 totaled 9.24 billion square feet. Shipments of SHEETROCK brand joint compounds and DUROCK brand cement board also set records in 2001 and were up 3% and 7%, respectively, from prior-year levels.

Operating profit for U.S. Gypsum declined significantly in 2001 and 2000 due to the lower wallboard selling prices, combined with higher manufacturing costs. Manufacturing costs for SHEETROCK brand gypsum wallboard increased versus 2000 primarily due to higher energy costs during the first half of 2001. However, energy costs stabilized and began to decrease during the second half of the year. Wallboard costs in 2001 also benefited from lower prices for wastepaper, the primary raw material of wallboard paper, and from improved operating efficiencies following the closure of several old facilities and optimization of new plants. As part of the Corporation's 2001 restructuring initiative, U.S. Gypsum will close its Fremont, Calif., wallboard plant in 2002. Manufacturing costs increased in 2000 as compared with 1999 primarily due to rising energy costs and higher prices for wastepaper. While there were no asbestos-related charges in 2001, asbestos-related charges to U.S. Gypsum's cost of products sold totaled $77 million and $80.5 million in 2000 and 1999, respectively.

Net sales and operating profit in 2001 for the gypsum business of Canada-based CGC Inc. were down 1% and 29%, respectively, versus 2000. The decline in net sales primarily reflects a 7% decrease in selling prices for CGC's SHEETROCK brand gypsum wallboard, partially offset by a 10% increase in shipments. Operating profit fell due to the lower prices and higher manufacturing costs. Comparing 2000 with 1999, net sales and operating profit increased 13% and 26%, respectively, primarily due to higher gypsum wallboard selling prices.

WORLDWIDE CEILINGS

Net sales in 2001 were $660 million, down 6% versus 2000, while operating profit of $33 million fell 53%. These results reflect a worldwide slowdown in the nonresidential construction market. The Corporation's domestic ceilings business, USG Interiors, Inc., reported net sales of $475 million, down 7%, while operating profit of $34 million dropped 47% from 2000. Domestic shipments of ceiling grid and AURATONE brand ceiling tile declined 7% and 6%, respectively, from their record levels of 2000 due to a significant slowdown in the commercial construction market in the United States. Operating profit for USG Interiors also was adversely affected by higher manufacturing costs. USG International reported a 9% decrease in net sales and an operating loss of $6 million in 2001 versus operating profit of $3 million in 2000. These unfavorable results were largely attributable to lower demand for ceiling tile and drywall steel in Europe. Lower sales also were experienced in the Asia/Pacific region and Latin America. As explained above, in response to the decline in demand in Europe, the Corporation determined that the carrying value of the long-lived assets at the Aubange, Belgium, ceiling tile plant was impaired. Accordingly, the Corporation recorded a pretax impairment charge of $16 million and began implementing certain restructuring initiatives in Europe and elsewhere in the fourth quarter of 2001.

Comparing 2000 with 1999, net sales in 2000 were $705 million, up 2%, while operating profit of $70 million increased 11%. USG Interiors had record net sales of $513 million in 2000, while operating profit of $64 million rose 7%. Domestic shipments of ceiling grid and AURATONE brand ceiling tile also reached record levels in 2000. USG International reported a 3% increase in net sales, primarily due to increased sales in Europe, and recorded an operating profit of $3 million in 2000 versus break-even results in 1999.

BUILDING PRODUCTS DISTRIBUTION

L&W Supply Corporation, the leading specialty building products distribution business in the United States, reported net sales of $1,152 million in 2001, a 16% decrease from 2000. Operating profit of $64 million declined 42%. Average selling prices for L&W Supply's gypsum wallboard in 2001 were down 27% from 2000. This decline was partially offset by a 33% decrease in unit costs, which primarily reflects manufacturers' selling prices to distributors. Shipments of L&W

Supply's gypsum wallboard in 2001 were virtually unchanged from the record level of 2000. Sales and profit for L&W Supply's complementary building products, primarily drywall metal, joint treatment and ceiling products, also declined from 2000 as a result of competitive market conditions. However, results for L&W Supply's insulation and roofing products improved versus 2000.

Comparing 2000 with 1999, L&W Supply reported record net sales of $1,373 million in 2000, an increase of 2%. Operating profit of $110 million, also a record, represented a 26% increase. These results were driven by record shipments of gypsum wallboard and strong sales of complementary building products. Average selling prices for L&W Supply's gypsum wallboard in 2000 were down 4% versus 1999. However, this decline was more than offset by a 7% increase in shipments and a 10% decrease in unit costs.

L&W remains focused on opportunities to grow in the most profitable market locations, as well as opportunities to reduce costs and optimize asset utilization. As part of this plan, L&W Supply opened four locations and closed or consolidated 16 locations during 2001, leaving a total of 180 locations in the United States as of December 31, 2001, down from 192 locations and 193 locations as of December 31, 2000 and 1999, respectively.

Market Conditions and Outlook

Industry shipments of wallboard in the United States were an estimated 30.2 billion square feet in 2001, a 3% increase from 29.3 billion square feet in 2000. This increase reflected a rebound in repair and remodel activity, partially offset by softening in new nonresidential construction.

Based on preliminary data issued by the U.S. Bureau of the Census, U.S. housing starts in 2001 were an estimated 1.602 million units, compared with actual housing starts of 1.569 million units in 2000 and 1.641 million units in 1999.

The repair and remodel market accounts for the second-largest portion of the Corporation's sales. Because many buyers remodel an existing home within two years of purchase, opportunity from this market in 2001 has been fairly solid as sales of existing homes in 2000 and 2001 remained at historically high levels.

Future demand for the Corporation's products from new nonresidential construction is determined by floor space for which contracts are signed. Installation of gypsum and ceilings products follows signing of construction contracts by about a year. Current information indicates that floor space for which contracts were signed was down significantly in 2001 as compared with 2000.

Excess industry capacity led to significant declines in market prices for gypsum wallboard over the past two years. Market conditions for gypsum wallboard improved somewhat during the second half of 2001 due to growth in demand and the closure of some excess capacity in the past year by the Corporation and other wallboard manufacturers, but it is unclear how long this trend will last.

The Corporation is cautious in its outlook for 2002. The economy remains in recession, with the unemployment rate expected to rise further, eroding consumer confidence and spending. The housing market, which was strong in 2001 due to falling mortgage rates, is expected to weaken in 2002 as the recession continues and interest rates stabilize. Commercial construction has been affected by white-collar-job layoffs and reduced corporate spending, which have caused office vacancy rates to increase to double-digit levels in many markets. Commercial construction is expected to decline again in 2002. Further slowdowns in these markets would translate into lower levels of demand for the Corporation's products and cause renewed pressure on gypsum wallboard pricing and on margins for the Corporation's other businesses. During this period of uncertainty, the Corporation will remain focused on managing the fundamentals of its business such as customer satisfaction, costs and profitability and will continue its attempt to resolve the chapter 11 proceedings as quickly as possible, consistent with the goal of achieving a fair, comprehensive and final resolution to its asbestos liability.

Liquidity and Capital Resources

WORKING CAPITAL

Working capital (current assets less current liabilities) as of December 31, 2001, amounted to $876 million, and the ratio of current assets to current liabilities was 3.73-to-1. As of December 31, 2000, current liabilities exceeded current assets by $20 million, and the ratio of current assets to current liabilities was 0.98-to-1.

Cash and cash equivalents as of December 31, 2001, amounted to $493 million, compared with $70 million as of December 31, 2000. During 2001, net cash flows from operating activities totaled $237 million. Net cash flows to investing activities (primarily capital spending) were $108 million. Net cash flows from financing activities (primarily increased borrowings) were $294 million.

Receivables decreased to $274 million as of December 31, 2001, from $305 million as of December 31, 2000, primarily reflecting a 5% decrease in net sales for the month of December 2001 as compared with December 2000. Inventories and payables also were down from a year ago primarily due to the lower level of business. Inventories decreased to $254 million from $271 million, and accounts payable decreased to $140 million from $200 million.

DEBT

As of December 31, 2001, total debt amounted to $1,007 million, of which $1,005 million was included in liabilities subject to compromise. As of December 31, 2000, total debt was $711 million. The higher level of debt as of year-end 2001 reflects a $390 million net increase in credit facility borrowings, partially offset by a $60 million repayment of debt outstanding in connection with an accounts receivable facility, a $15 million repayment of a Mexican term loan, a $10 million repurchase of 9.25% senior notes due 2001 and a $9 million repayment of other debt (primarily international short- and long-term notes). All of these transactions occurred prior to the Filing, except for the repayment of debt associated with the accounts receivable facility.

AVAILABLE LIQUIDITY

A $350 million DIP Facility is available to supplement liquidity and fund operations during the reorganization process. Borrowing availability under the DIP Facility is based primarily on accounts receivable and inventory levels and, to a lesser extent, property, plant and equipment. As of December 31, 2001, the Corporation had the capacity to borrow up to $291 million. There were no outstanding borrowings under the facility at year end. However, $11 million of standby letters of credit were issued, leaving $280 million of unused borrowing capacity available as December 31, 2001. The Corporation believes that cash available from operations and the DIP Facility will provide sufficient liquidity to allow its businesses to operate in the normal course without interruption. As of December 31, 2001, the Corporation had $493 million of cash and cash equivalents on a consolidated basis. Of this amount, $147 million was in the possession of non-Debtor subsidiaries.

CAPITAL EXPENDITURES

Capital spending amounted to $109 million in 2001, compared with $380 million in 2000. As of December 31, 2001, remaining capital expenditure commitments for the replacement, modernization and expansion of operations amounted to $63 million, compared with $58 million as of December 31, 2000.

During the bankruptcy proceeding, the Corporation expects to have limited sources of capital and liquidity to fund potential future growth opportunities such as new products, acquisitions and joint ventures. In addition, one of the terms of the DIP Facility limits capital spending.

DIVIDENDS

The Corporation discontinued payment of quarterly cash dividends in the second quarter of 2001. In the first quarter of 2001, the Corporation paid a cash dividend of $0.025 per share. In 2000, the Corporation paid four quarterly cash dividends of $0.15 per share.

Other Matters

MARKET RISK

In the normal course of business, the Corporation uses financial instruments, including fixed and variable rate debt, to finance its operations. In addition, the Corporation uses derivative instruments to manage well-defined commodity price, foreign currency and interest rate exposures. The Corporation does not use derivative instruments for trading purposes.

Commodity Price Risk: The Corporation uses swap and option agreements to manage price exposure on anticipated purchases of natural gas, wastepaper and fuel. A sensitivity analysis has been prepared to estimate the potential loss in fair value of such instruments assuming a hypothetical 10% increase in market prices. The sensitivity analysis includes the underlying exposures that are being hedged. Based on results of the sensitivity analysis, which may differ from actual results, the Corporation's potential loss in fair value is $11 million.

The Corporation has swap agreements in place with Enron Corp. to hedge the cost of wastepaper. As a result of Enron's bankruptcy filing in December 2001, the Corporation has discontinued hedge accounting from that point forward. Consequently, future changes in the fair value of these hedges will be recognized in earnings in the period in which the change occurs.

Foreign Currency Exchange Risk: The Corporation has operations in a number of countries and hedges the risk of changes in cash flows resulting from forecasted intercompany and third-party sales or purchases in foreign currencies. As of December 31, 2001, the Corporation had forward contracts in place to purchase the Canadian dollar equivalent of $6 million (U.S.) at a rate of $1.54 Canadian/$1.00 U.S.

Interest Rate Risk: As a result of the Filing, virtually all of the Corporation's debt obligations are classified as liabilities subject to compromise. See Part II, Item 8. Note 1. Significant Accounting Policies and Note 12. Financial Instruments and Risk Management for additional information on the Corporation's financial exposures.

EURO CURRENCY CONVERSION

Effective January 1, 1999, 11 of the 15 countries that are members of the European Union introduced a new, single currency unit, the euro. Prior to full implementation of the new currency for the participating countries on January 1, 2002, there was a three-year transition period during which parties could have used either their local currencies or the euro. However, during the transition period, all exchanges between currencies of the participating countries were required to be first converted through the euro.

The Corporation prepared for the conversion to the euro in two phases. The first phase addressed the Corporation's European operations during the transition period. The second phase covered full conversion of these operations to the euro. The Corporation has not experienced any significant problems to date and does not expect the introduction of the euro currency to have a material adverse impact on its business, results of operations or financial position.

LEGAL CONTINGENCIES

As a result of the Filing, all pending asbestos lawsuits against U.S. Gypsum are stayed, and no party may take any action to pursue or collect on such asbestos claims absent specific authorization of the Bankruptcy Court. Since the Filing, U.S. Gypsum has ceased making both cash payments and accruals with respect to asbestos lawsuits, including cash payments and accruals pursuant to settlements of asbestos lawsuits. Creditors' committees have been appointed representing asbestos personal injury and property damage claimants with pending claims against U.S. Gypsum, and the Bankruptcy Court is expected to appoint a legal representative for the interests of potential future asbestos claimants. As part of the bankruptcy proceeding, it will be determined which present and future asbestos claims should be allowed, or compensated, and the aggregate value of such claims. The Corporation is unable to predict the value that the court will assign to such claims.

The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its results of operations or financial position. See Part II, Item 8. Note 17. Litigation for additional information on asbestos and environmental litigation.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued four new accounting standards in 2001. Statement of Financial Accounting Standards *("SFAS")* No. 141, "Business Combinations," requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. This standard, which becomes effective January 1, 2002, will have no impact on the Corporation's financial statements upon adoption.

SFAS No. 142, "Goodwill and Other Intangible Assets," eliminates the amortization of goodwill over its estimated useful life. Instead, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. In addition, acquired intangible assets will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged. This standard, which becomes effective January 1, 2002, will have an impact on the Corporation's financial statements because goodwill is no longer subject to amortization. The Corporation's current annual rate of goodwill amortization is approximately $4 million. All of the Corporation's goodwill, which does not include any acquired intangible assets, will be assessed for impairment. As of the date of this report, the Corporation has not completed its test for impairment and therefore has not determined the full impact that the adoption of this standard will have on its financial statements.

SFAS No. 143, "Accounting for Asset Retirement Obligations," requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This standard, which becomes effective January 1, 2003, is likely to have an impact on the Corporation's financial statements. However, as of the date of this report, the Corporation has not determined what impact the adoption of this standard may have on its financial statements.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," supersedes SFAS No. 121 and a portion of APB Opinion No. 30. This statement establishes a single accounting model for the disposal of long-lived assets and resolves significant implementation issues related to SFAS No. 121. This standard, which becomes effective January 1, 2002, will have no impact on the Corporation's financial statements upon adoption.

Forward-Looking Statements

This report contains forward-looking statements related to management's expectations about future conditions. The effects of the Filing and the conduct, outcome and costs of the Chapter 11 Cases, as well as the ultimate costs associated with the Corporation's asbestos litigation, may differ from management's expectations. Actual business or other conditions may also differ significantly from management's expectations and accordingly affect the Corporation's sales and profitability or other results. Actual results may differ due to various other factors, including economic conditions such as the levels of construction activity, interest rates and consumer confidence; competitive conditions such as price and product competition; increases in raw material and energy costs; and the unpredictable effects of the global war on terrorism upon domestic and international economies and financial markets. The Corporation assumes no obligation to update any forward-looking information contained in this report.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

All other schedules have been omitted because they are not required, are not applicable, or the information is included in the consolidated financial statements or notes thereto.

USG CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS

(millions, except per-share data)	Years Ended December 31,		
	2001	2000	1999
Net sales	$3,296	$3,781	$3,810
Cost of products sold	2,882	2,941	2,742
Selling and administrative expenses	279	309	338
Chapter 11 reorganization expenses	12	-	-
Provisions for impairment and restructuring	33	50	-
Provision for asbestos claims	-	850	-
Operating profit (loss)	90	(369)	730
Interest expense	33	52	53
Interest income	(5)	(5)	(10)
Other expense, net	10	4	3
Earnings (loss) before income taxes	52	(420)	684
Income taxes (benefit)	36	(161)	263
Net earnings (loss)	16	(259)	421
Net Earnings (Loss) Per Common Share:			
Basic	0.36	(5.62)	8.48
Diluted	0.36	(5.62)	8.39

The notes to consolidated financial statements are an integral part of these statements.

USG CORPORATION
CONSOLIDATED BALANCE SHEETS

(millions, except share data)	As of December 31,	
	2001	2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 493	$ 70
Receivables (net of reserves of $17 and $18)	274	305
Inventories	254	271
Income taxes receivable	76	-
Deferred income taxes	66	194
Other current assets	34	36
Total current assets	1,197	876
Property, plant and equipment, net	1,800	1,830
Deferred income taxes	243	257
Other assets	224	251
Total assets	3,464	3,214
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	140	200
Accrued expenses	181	280
Taxes on income	-	19
Notes payable	-	6
Current portion of long-term debt	-	141
Current portion of asbestos reserve	-	250
Total current liabilities	321	896
Long-term debt	2	564
Long-term asbestos reserve	-	935
Other liabilities	339	355
Liabilities subject to compromise	2,311	-
Stockholders' Equity:		
Preferred stock - $1 par value; authorized 36,000,000 shares; $1.80 convertible preferred stock (initial series); outstanding - none	-	-
Common stock - $0.10 par value; authorized 200,000,000 shares; outstanding - 43,457,312 and 43,401,045 shares (after deducting 6,527,910 and 6,584,177 shares held in treasury)	5	5
Treasury stock	(255)	(256)
Capital received in excess of par value	408	411
Accumulated other comprehensive loss	(31)	(45)
Retained earnings	364	349
Total stockholders' equity	491	464
Total liabilities and stockholders' equity	3,464	3,214

The notes to consolidated financial statements are an integral part of these statements.

USG CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions)	Years Ended December 31,		
	2001	2000	1999
Operating Activities			
Net earnings (loss)	$ 16	$(259)	$ 421
Adjustments to Reconcile Net Earnings (Loss) to Net Cash:			
Provisions for impairment and restructuring	33	50	-
Provision for asbestos claims	-	850	-
Depreciation, depletion and amortization	107	96	91
Deferred income taxes	134	(365)	(42)
(Increase) Decrease in Working Capital:			
Receivables	32	55	(4)
Income taxes receivable	(76)	-	-
Inventories	17	(15)	(15)
Payables	82	15	24
Accrued expenses	2	(58)	58
Increase in other assets	(11)	(2)	(20)
Increase in other liabilities	16	-	20
Asbestos reserve, net of receivables	(90)	2	101
Liabilities subject to compromise	(58)	-	-
Other, net	33	(5)	(3)
Net cash from operating activities	237	364	631
Investing Activities			
Capital expenditures	(109)	(380)	(426)
Net proceeds from asset dispositions	1	3	2
Acquisition of business, net of acquired cash	-	-	(74)
Net cash to investing activities	(108)	(377)	(498)
Financing Activities			
Issuance of debt	262	197	65
Repayment of debt	(131)	(114)	(50)
Short-term borrowings (repayments), net	164	37	(21)
Cash dividends paid	(1)	(27)	(22)
Purchases of common stock	-	(207)	(72)
Issuances of common stock	-	-	12
Net cash from (to) financing activities	294	(114)	(88)
Net Increase (Decrease) in Cash and Cash Equivalents	423	(127)	45
Cash and cash equivalents at beginning of period	70	197	152
Cash and cash equivalents at end of period	493	70	197
Supplemental Cash Flow Disclosures:			
Interest paid	31	52	56
Income taxes (refunded) paid, net	(17)	211	281

The notes to consolidated financial statements are an integral part of these statements.

USG CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(millions, except share data)	Common Shares (000)	Treasury Shares (000)	Common Stock	Treasury Stock	Capital Received in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 1998	49,525	(296)	$5	$(10)	$317	$236	$ (30)	$518
Comprehensive Income:								
Net earnings	-	-	-	-	-	421	-	421
Foreign currency translation	-	-	-	-	-	-	(3)	(3)
Total comprehensive income	-	-	-	-	-	-	-	418
Cash dividends paid	-	-	-	-	-	(22)	-	(22)
Stock issuances	164	661	-	29	(18)	-	-	11
Purchases of common stock	-	(1,425)	-	(72)	-	-	-	(72)
Other	1	(66)	-	(3)	17	-	-	14
Net change in treasury stock	(830)	-	-	-	-	-	-	-
Balance at December 31, 1999	48,860	(1,126)	5	(56)	316	635	(33)	867
Comprehensive Loss:								
Net loss	-	-	-	-	-	(259)	-	(259)
Foreign currency translation	-	-	-	-	-	-	(12)	(12)
Total comprehensive loss	-	-	-	-	-	-	-	(271)
Cash dividends paid	-	-	-	-	-	(27)	-	(27)
Stock issuances	-	262	-	9	(11)	-	-	(2)
Purchases of common stock	-	(5,656)	-	(207)	-	-	-	(207)
Reduction of tax reserves	-	-	-	-	103	-	-	103
Other	(1)	(64)	-	(2)	3	-	-	1
Net change in treasury stock	(5,458)	-	-	-	-	-	-	-
Balance at December 31, 2000	43,401	(6,584)	5	(256)	411	349	(45)	464
Comprehensive Income:								
Net earnings	-	-	-	-	-	16	-	16
Foreign currency translation	-	-	-	-	-	-	(2)	(2)
After-tax gain on derivatives	-	-	-	-	-	-	16	16
Total comprehensive income	-	-	-	-	-	-	-	30
Cash dividends paid	-	-	-	-	-	(1)	-	(1)
Stock issuances	-	156	-	4	(3)	-	-	1
Other	-	(100)	-	(3)	-	-	-	(3)
Net change in treasury stock	56	-	-	-	-	-	-	-
Balance at December 31, 2001	43,457	(6,528)	5	(255)	408	364	(31)	491

The notes to consolidated financial statements are an integral part of these statements.

1. Significant Accounting Policies

NATURE OF OPERATIONS

Through its subsidiaries, USG Corporation (the *"Corporation"*) is a leading manufacturer and distributor of building materials, producing a wide range of products for use in new residential, new nonresidential, and repair and remodel construction, as well as products used in certain industrial processes. The Corporation's operations are organized into three operating segments: North American Gypsum, which manufactures and markets SHEETROCK brand gypsum wallboard and related products in the United States, Canada and Mexico; Worldwide Ceilings, which manufactures and markets ceiling tile, ceiling grid and other interior systems products worldwide; and Building Products Distribution, which distributes gypsum wallboard, drywall metal, ceiling products, joint compound and other building products throughout the United States. The Corporation's products also are distributed through building materials dealers, home improvement centers and other retailers, specialty wallboard distributors and contractors.

CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

RECLASSIFICATIONS

Certain amounts in the prior years' consolidated financial statements and notes thereto have been reclassified to conform with the 2001 presentation.

REVENUE RECOGNITION

Revenue is recognized upon the shipment of products to customers. The Corporation's products are shipped FOB shipping point.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are included in cost of products sold.

ADVERTISING

Advertising expenses consist of media advertising and related production costs. Advertising expenses are charged to earnings as incurred and amounted to $14 million, $20 million and $22 million in the years ended December 31, 2001, 2000 and 1999, respectively.

RESEARCH AND DEVELOPMENT

Research and development expenditures are charged to earnings as incurred and amounted to $15 million in the year ended December 31, 2001, and $21 million in each of the years ended December 31, 2000 and 1999.

EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of common shares outstanding. Diluted earnings per share are based on the weighted average number of common shares outstanding and the dilutive effect of the potential exercise of outstanding stock options. Potential common shares such as those issuable upon exercise of outstanding stock options are not included in the computation of a diluted per-share amount for a period in which a loss has occurred because they have an anti-dilutive effect.

COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss) include net earnings (loss) and accumulated other comprehensive income (loss). Accumulated other comprehensive income (loss) includes foreign currency translation. For 2001, the Corporation's accumulated other comprehensive loss also includes the after-tax gain on derivatives in accordance with Statement of Financial Accounting Standards *("SFAS")* No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138, which the Corporation adopted on January 1, 2001. The tax impact on the gain on derivatives was $10 million in 2001. There was no tax impact on the foreign currency translation adjustments.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

FOREIGN CURRENCY TRANSLATION

Foreign-currency-denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing as of the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of accumulated other comprehensive income (loss) within stockholders' equity. Income and expense items are translated at the average exchange rates during the respective periods.

INVENTORY VALUATION

All of the Corporation's inventories are stated at the lower of cost or market. Most of the Corporation's domestic inventories are valued under the last-in, first-out ("LIFO") method. The remaining inventories are valued under the first-in, first-out ("FIFO") or average production cost methods. Inventories include material, labor and applicable factory overhead costs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, except for those assets that were revalued under fresh start accounting in May 1993. Provisions for depreciation of property, plant and equipment are determined principally on a straight-line basis over the expected average useful lives of composite asset groups. Estimated useful lives are determined to be 50 years for buildings and improvements and a range of 10 years to 25 years for machinery and equipment. Depletion is computed on a basis calculated to spread the cost of gypsum and other applicable resources over the estimated quantities of material recoverable.

LONG-LIVED ASSETS

Long-lived assets primarily include property, plant and equipment and goodwill (the excess of cost over the fair value of net assets acquired). The Corporation periodically reviews its long-lived assets for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If impairment is determined, the asset is written down to estimated net realizable value. Goodwill was amortized on a straight-line basis over a period of 15 years to 40 years. Goodwill, net of accumulated amortization, amounted to $112 million and $120 million as of December 31, 2001 and 2000, respectively. Accumulated amortization of goodwill as of those dates totaled $14 million and $9 million, respectively. Goodwill is included in other assets on the consolidated balance sheets. Effective January 1, 2002, the Corporation adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminates the amortization of goodwill. See Recent Accounting Pronouncements below.

FINANCIAL INSTRUMENTS

The Corporation uses derivative instruments to manage well-defined commodity price and foreign currency exposures. The Corporation does not use derivative instruments for trading purposes. Under SFAS No. 133, as amended, all derivative instruments must be recorded on the balance sheet at fair value. For derivatives designated as fair value hedges, the changes in the fair values of both the derivative instrument and the hedged item are recognized in earnings in the current period. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is recorded to accumulated other comprehensive income (loss) and is reclassified to earnings when the underlying transaction has an impact on earnings.

Commodity Derivative Instruments: The Corporation uses swap contracts to hedge anticipated purchases of natural gas, wastepaper and fuel to be used in its manufacturing and shipping operations. These contracts, all of which mature by December 31, 2003, are designated as cash flow hedges, and changes in fair value are recorded in accumulated other comprehensive income (loss) until the hedged transaction occurs, at which time it is reclassified to earnings.

Foreign Exchange Derivative Instruments: The Corporation has operations in a number of countries and uses forward contracts to hedge the risk of changes in cash flows resulting from forecasted intercompany and third-party sales or purchases in foreign currencies. These contracts are designated as cash flow hedges, and changes in fair value are recorded in accumulated other comprehensive income (loss) until the underlying transaction has an impact on earnings. All foreign currency forward contracts expire within 12 months.

Interest Rate Derivative Instruments: The Corporation is exposed to interest rate changes and uses swap agreements from time to time to manage this exposure. As of December 31, 2001, the Corporation had no outstanding interest rate swap agreements.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued four

new accounting standards in 2001.

SFAS No. 141, "Business Combinations," requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. This standard, which becomes effective January 1, 2002, will have no impact on the Corporation's financial statements upon adoption.

SFAS No. 142, "Goodwill and Other Intangible Assets," eliminates the amortization of goodwill over its estimated useful life. Instead, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. In addition, acquired intangible assets will be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged. This standard, which becomes effective January 1, 2002, will have an impact on the Corporation's financial statements because goodwill is no longer subject to amortization. The Corporation's current annual rate of goodwill amortization is approximately $4 million. All of the Corporation's goodwill, which does not include any acquired intangible assets, will be assessed for impairment. As of the date of this report, the Corporation has not completed its test for impairment and therefore has not determined the full impact that the adoption of this standard will have on its financial statements.

SFAS No. 143, "Accounting for Asset Retirement Obligations," requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This standard, which becomes effective January 1, 2003, is likely to have an impact on the Corporation's financial statements. However, as of the date of this report, the Corporation has not determined what impact the adoption of this standard may have on its financial statements.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," supersedes SFAS No. 121 and a portion of APB Opinion No. 30. This statement establishes a single accounting model for the disposal of long-lived assets and resolves significant implementation issues related to SFAS No. 121. This standard, which becomes effective January 1, 2002, will have no impact on the Corporation's financial statements upon adoption.

2. Voluntary Reorganization Under Chapter 11

On June 25, 2001 (the *"Petition Date"*), the parent company (the *"Parent Company"*) of the Corporation and the 10 United States subsidiaries listed below (collectively, the *"Debtors"*) filed voluntary petitions for reorganization (the *"Filing"*) under chapter 11 of the United States Bankruptcy Code (the *"Bankruptcy Code"*) in the United States Bankruptcy Court for the District of Delaware (the *"Bankruptcy Court"*). The chapter 11 cases of the Debtors (collectively, the *"Chapter 11 Cases"*) have been consolidated for purposes of joint administration as In re: USG Corporation et al. (case no. 01-2094). The Chapter 11 Cases do not include any of the Corporation's non-U.S. subsidiaries. The following subsidiaries filed chapter 11 petitions:

United States Gypsum Company
USG Interiors, Inc.
USG Interiors International, Inc.
L&W Supply Corporation
Beadex Manufacturing, LLC
B-R Pipeline Company
La Mirada Products Co., Inc.
Stocking Specialists, Inc.
USG Industries, Inc.
USG Pipeline Company

This action was taken to resolve asbestos-related claims in a fair and equitable manner, to protect the long-term value of the Debtors' businesses and to maintain the Debtors' leadership positions in their markets.

CONSEQUENCES OF THE FILING

The Debtors are operating their businesses without interruption as debtors-in-possession subject to the provisions of the Bankruptcy Code. All vendors are being paid for all goods furnished and services provided after the Filing. However, as a consequence of the Filing, all pending litigation against the Debtors as of the Petition Date is stayed, and no party may take any action to pursue or collect pre-petition claims except pursuant to an order of the Bankruptcy Court. It is the Debtors' intention to address all pending and future asbestos-related claims and all other pre-petition claims in a plan of reorganization. However, it is impossible to predict currently how the plan will treat asbestos and other pre-petition claims and what impact any reorganization plan may have on the shares of the Corporation's common stock and other outstanding securities. The formulation and implementation of the plan of reorganization could take a significant period of time.

Three creditors' committees, one representing asbestos personal injury claimants, another representing asbestos property damage claimants and a third representing general unsecured creditors, have been appointed as official committees in the Chapter 11 Cases and, in accordance with the provisions of the Bankruptcy Code, will have the right to be heard on all matters that come before the Bankruptcy Court. The Corporation expects that the appointed committees, together with a legal representative for the interests of future asbestos claimants to be appointed by the Bankruptcy Court, will play important roles in the Chapter 11 Cases and the negotiation of the terms of any plan of reorganization.

Pursuant to the Bankruptcy Code, the Debtors initially had the exclusive right to propose a plan of reorganization for 120 days following the Petition Date, until October 23, 2001, unless extended. The Bankruptcy Court granted the Debtors' request to extend the period of exclusivity until May 1, 2002. The Debtors are likely to seek one or more additional extensions of the exclusivity period depending on developments in the Chapter 11 Cases. If the Debtors fail to file a plan of reorganization during such extension period, or if such plan is not accepted by the requisite numbers of creditors and equity holders entitled to vote on the plan, other parties in interest in the Chapter 11 Cases may be permitted to propose their own plan(s) of reorganization for the Debtors.

The Corporation is unable to predict at this time what the treatment of creditors and equity security holders of the respective Debtors will be under any proposed plan or plans of reorganization. Such plan or plans may provide, among other things, that all present and future asbestos-related liabilities of the Debtors will be discharged and assumed and resolved by one or more independently administered trusts established in compliance with Section 524(g) of the Bankruptcy Code. Section 524(g) of the Bankruptcy Code provides that, if certain specified conditions are satisfied, a court may issue a supplemental permanent injunction barring the assertion of asbestos-related claims against the reorganized company and channeling those claims to an independent trust for payment in whole or in part. Similar plans of reorganization have been confirmed in chapter 11 cases of other companies involved in asbestos-related litigation. However, there is no assurance that such creation of a trust for the Debtors under Section 524(g), or the issuance of such a permanent injunction, will be approved by the Bankruptcy Court.

The Corporation is unable to predict at this time what treatment will be accorded under any such reorganization plan or plans to intercompany indebtedness, licenses, transfers of goods and services, and other intercompany arrangements, transactions and relationships that were entered into prior to the Petition Date. These arrangements, transactions and relationships may be challenged by various parties in the Chapter 11 Cases, and the outcome of those challenges, if any, may have an impact on the treatment of various claims under such plan or plans.

The Bankruptcy Court may confirm a plan of reorganization only upon making certain findings required by the Bankruptcy Code, and a plan may be confirmed over the dissent of nonaccepting creditors and equity security holders if certain requirements of the Bankruptcy Code are met. The payment rights and other entitlements of pre-petition creditors and USG shareholders may be substantially altered by any plan or plans of reorganization confirmed in the Chapter 11 Cases. There is no assurance that there will be sufficient assets to satisfy the Debtors' pre-petition liabilities in whole or in part, and the pre-petition creditors of some Debtors may be treated differently than those of other Debtors. Pre-petition creditors may receive under a plan or plans less than 100% of the face value of their claims, and the interests of the Corporation's equity security holders may be substantially diluted or canceled in whole or in part. As noted above, it is not possible at this time to predict the outcome of the Chapter 11 Cases, the terms and provisions of any plan or plans of reorganization, or the effect of the chapter 11 reorganization process on the claims of the pre-petition creditors of the Debtors or the interests of the Corporation's equity security holders. Recent developments in the Corporation's bankruptcy proceeding are discussed in Note 17. Litigation.

In connection with the Filing, the Corporation implemented a Bankruptcy-Court-approved key employee retention plan that commenced on July 1, 2001, and continues until the date the Corporation emerges from bankruptcy, or June 30, 2004, whichever occurs first. Under the plan, participants receive semiannual payments beginning in January 2002. Costs associated with the plan are being accrued pro rata over the term of the plan.

CHAPTER 11 FINANCING

A $350 million debtor-in-possession financing facility from JP Morgan Chase (the *"DIP Facility"*) was approved by the Bankruptcy Court on July 31, 2001. The DIP Facility is available to supplement liquidity and fund operations during the reorganization process. Borrowing availability under the DIP Facility is based primarily on accounts receivable and inventory levels and, to a lesser extent, property, plant and equipment. As of December 31, 2001, borrowing availability under the DIP Facility was $280 million.

FINANCIAL STATEMENT PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with AICPA Statement of Position 90-7 (*"SOP 90-7"*), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," and on a going-concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business. However, as a result of the Filing, such realization of assets and liquidation of liabilities, without substantial adjustments and/or changes of ownership, are subject to uncertainty. Given this uncertainty, there is doubt about continuing the going-concern basis of presentation. While operating as debtors-in-possession under the protection of chapter 11 of the Bankruptcy Code and subject to Bankruptcy Court approval or otherwise as permitted in the ordinary course of business, the Debtors, or some of them, may sell or otherwise dispose of assets and liquidate or settle liabilities for some amounts other than those reflected in the consolidated financial statements. Further, a plan of reorganization could materially change the amounts and classifications in the historical consolidated financial statements.

As of the date of this report, virtually all of the Corporation's pre-petition debt is in default due to the Filing. As described below, the accompanying consolidated financial statements present the Debtors' pre-petition debt under the caption "Liabilities Subject to Compromise." This includes debt outstanding of $469 million under the pre-petition bank credit facilities and $536 million of other outstanding debt. The Corporation accelerated the amortization of its debt-related costs attributable to the Debtors and recorded a pretax expense of $2 million during the second quarter of 2001, which was included under the caption "Chapter 11 Reorganization Expenses."

As reflected in the consolidated financial statements, liabilities subject to compromise refers to Debtors' liabilities incurred prior to the commencement of the Chapter 11 Cases. The amounts of the various liabilities that are subject to compromise are set forth below. These amounts represent the Corporation's estimate of known or potential pre-petition claims to be resolved in connection with the Chapter 11 Cases. Such claims remain subject to future adjustments. Adjustments may result from (i) negotiations (ii) actions of the Bankruptcy Court (iii) further developments with respect to disputed claims (iv) rejection of executory contracts and unexpired leases (v) the determination as to the value of any collateral securing claims (vi) proofs of claim or (vii) other events. Payment terms for these amounts will be established in connection with the Chapter 11 Cases.

Pursuant to the Bankruptcy Code, schedules were filed by the Debtors with the Bankruptcy Court on October 23, 2001, setting forth the assets and liabilities of the Debtors as of the date of the Filing. Differences between amounts recorded by the Debtors and claims filed by creditors will be investigated and resolved as part of the proof-of-claim process in the Chapter 11 Cases. No bar dates have been set for the filing of proofs of claim against the Debtors. Accordingly, the ultimate number and allowed amount of such claims are not presently known.

The Debtors have received approval from the Bankruptcy Court to pay or otherwise honor certain of their pre-petition obligations, including employee wages, salaries, benefits and other employee obligations, and from limited available funds, pre-petition claims of certain critical vendors, real estate taxes, certain customer programs and warranty claims, and certain other pre-petition claims.

From the Petition Date through December 31, 2001, contractual interest expense not accrued or recorded on pre-petition debt totaled $41 million.

The Corporation believes that cash available from operations and the DIP Facility will provide sufficient liquidity to allow its businesses to operate in the normal course without interruption. This includes its ability to meet post-petition obligations of the Debtors and to meet obligations of the nondebtor subsidiaries. The appropriateness of using the going-concern basis for the Corporation's financial statements is dependent upon, among other things, (i) the Corporation's ability to comply with the terms of the DIP Facility and the cash management order entered by the Bankruptcy Court in connection with the Chapter 11 Cases (ii) the ability of the Corporation to maintain adequate cash on hand (iii) the ability of the Corporation to generate cash from operations (iv) confirmation of a plan or plans of reorganization under the Bankruptcy Code and (v) the Corporation's ability to achieve profitability following such confirmation.

Liabilities subject to compromise in the consolidated and debtor-in-possession balance sheets consist of the following items as of December 31, 2001 (dollars in millions):

Accounts payable	$ 162
Accrued expenses	86
Debt	1,005
Asbestos reserve	1,061
Other long-term liabilities	38
Subtotal	2,352
Elimination of intercompany accounts payable	(41)
Total liabilities subject to compromise	2,311

Chapter 11 reorganization expenses in the consolidated and debtor-in-possession statements of earnings for the year ended December 31, 2001, consist of the following (dollars in millions):

Legal and financial advisory fees	$14
Accelerated amortization of debt issuance costs	2
Interest income	(4)
Total chapter 11 reorganization expenses	12

DIP FINANCIAL STATEMENTS (unaudited)

Under the Bankruptcy Code, the Corporation is required to file periodically with the Bankruptcy Court various documents including financial statements of the Debtors (the *"Debtor-In-Possession"* or *"DIP"* financial statements). The Corporation cautions that these financial statements are prepared according to requirements under the Bankruptcy Code. While these financial statements accurately provide information required under the Bankruptcy Code, they are nonetheless unconsolidated, unaudited and prepared in a format different from that used in the Corporation's consolidated financial statements filed under the securities laws. Accordingly, the Corporation believes the substance and format do not allow meaningful comparison with the Corporation's regular publicly disclosed consolidated financial statements. The Debtors consist of the Parent Company and the following wholly owned subsidiaries: United States Gypsum Company; USG Interiors, Inc.; USG Interiors International, Inc.; L&W Supply Corporation; Beadex Manufacturing, LLC; B-R Pipeline Company; La Mirada Products Co., Inc.; Stocking Specialists, Inc.; USG Industries, Inc.; and USG Pipeline Company. The condensed financial statements of the Debtors are presented as follows:

DEBTOR-IN-POSSESSION STATEMENT OF EARNINGS (unaudited)

(millions)	Year Ended December 31, 2001
Net sales	$2,947
Cost of products sold	2,628
Selling and administrative expenses	232
Chapter 11 reorganization expenses	12
Provisions for impairment and restructuring	(5)
Interest expense	29
Interest income	(2)
Other expense, net	10
Earnings before income taxes	43
Income taxes	25
Net earnings	18

DEBTOR-IN-POSSESSION BALANCE SHEET (unaudited)

(millions)	As of December 31, 2001
Assets	
Current Assets:	
Cash and cash equivalents	$ 346
Receivables (net of reserves - $13)	234
Inventories	215
Income taxes receivable	77
Deferred income taxes	66
Other current assets	33
Total current assets	971
Property, plant and equipment (net of reserves for depreciation and depletion - $481)	1,581
Deferred income taxes	258
Other assets	494
Total assets	3,304
Liabilities and Stockholders' Equity	
Current Liabilities:	
Accounts payable	112
Accrued expenses	153
Total current liabilities	265
Other liabilities	333
Liabilities subject to compromise	2,311
Stockholders' Equity:	
Preferred stock	-
Common stock	5
Treasury stock	(255)
Capital received in excess of par value	95
Accumulated other comprehensive income	12
Retained earnings	538
Total stockholders' equity	395
Total liabilities and stockholders' equity	3,304

DEBTOR-IN-POSSESSION STATEMENT OF CASH FLOWS (unaudited)

(millions)	Year Ended December 31, 2001
Operating Activities	
Net earnings	$ 18
Adjustments to Reconcile Net Earnings to Net Cash:	
Provisions for impairment and restructuring	(5)
Corporate service charge	4
Depreciation, depletion and amortization	90
Deferred income taxes	140
Gain on asset dispositions	(1)
(Increase) Decrease in Working Capital:	
Receivables	(69)
Income taxes receivable	(77)
Inventories	6
Payables	71
Accrued expenses	6
Pre-petition intercompany receivable	7
Post-petition intercompany receivable	(84)
Increase in other assets	(61)
Increase in other liabilities	16
Asbestos reserve, net of receivables	(90)
Liabilities subject to compromise	(58)
Other, net	56
Net cash to operating activities	(31)
Investing Activities	
Capital expenditures	(66)
Net proceeds from asset dispositions	1
Net cash to investing activities	(65)
Financing Activities	
Issuance of debt	262
Repayment of debt	(56)
Short-term borrowings, net	200
Cash dividends paid	(1)
Net cash from financing activities	405
Net Increase in Cash and Cash Equivalents	309
Cash and cash equivalents at beginning of period	37
Cash and cash equivalents at end of period	346
Supplemental Cash Flow Disclosures:	
Interest paid	26
Income taxes refunded, net	(32)

INTERCOMPANY TRANSACTIONS

In the normal course of business, the operating subsidiaries and the Parent Company engage in intercompany transactions. To document the relations created by these transactions, the Parent Company and the operating subsidiaries, from the formation of USG Corporation in 1985, have been parties to intercompany loan agreements that evidence their obligations as borrowers or rights as lenders arising out of intercompany cash transfers and various allocated intercompany charges (the *"Intercompany Corporate Transactions"*).

The Corporation operates a consolidated cash management system under which the cash receipts of the domestic operating subsidiaries are ultimately concentrated in Parent Company accounts. Cash disbursements for those operating subsidiaries originate from those Parent Company concentration accounts. Allocated intercompany charges from the Parent Company to the operating subsidiaries primarily include expenses related to rent, property taxes, information technology, and research and development, while allocated intercompany charges between certain operating subsidiaries primarily include expenses for shared marketing, sales, customer service, engineering and accounting services. Detailed accounting records are maintained of all cash flows and intercompany charges through the system in either direction. Net balances, receivables or payables of such cash transactions are tracked on a regular basis, with interest earned or paid on the balances. During the first six months of 2001, the Corporation took steps to secure the obligations from each of the principal domestic operating subsidiaries under the intercompany loan agreements when it became clear that the asbestos liability claims of United States Gypsum Company (*"U.S. Gypsum"*) were becoming an increasingly greater burden on the Corporation's cash resources. As of December 31, 2001, U.S. Gypsum's net pre-petition payable balance to the Parent Company for Intercompany Corporate Transactions was $332 million. USG Interiors, Inc.'s net pre-petition payable balance to the Parent Company was $111 million. L&W Supply Corporation had a net pre-petition receivable balance from the Parent Company of $42 million.

In addition to the above transactions, the operating subsidiaries engage in ordinary course purchase and sale of products with other operating subsidiaries (the *"Intercompany Trade Transactions"*). Detailed accounting records also are maintained of all such transactions, and settlements are made on a monthly basis.

Certain Intercompany Trade Transactions between U.S. and non-U.S. operating subsidiaries are settled via wire transfer payments utilizing several payment systems.

3. Provisions for Impairment and Restructuring

2001 IMPAIRMENTS

In the fourth quarter of 2001, the Corporation recorded a pretax impairment charge of $16 million related to the Aubange, Belgium, ceiling tile plant. This impairment resulted from a decline in demand, which had been significantly affected by a worldwide slowdown in the nonresidential construction market, and from the plant's high cost structure. In addition, the Corporation recorded a pretax impairment charge of $14 million related to the Port Hawkesbury, Nova Scotia, gypsum fiber panel plant. This impairment resulted from high delivered costs of products manufactured at Port Hawkesbury combined with the consolidation of production of FIBEROCK products at the Gypsum, Ohio, plant. Estimated future cash flows related to these facilities indicated that impairment charges were necessary to write down the assets to their third-party appraised fair values.

2001 RESTRUCTURING PLAN

Also, in the fourth quarter of 2001, the Corporation recorded a pretax charge of $12 million related to a restructuring plan that included the shutdown of a gypsum wallboard plant in Fremont, Calif., a drywall steel plant in Prestice, Czech Republic, a ceiling tile plant in San Juan Ixhuatepec, Mexico, a ceiling tile manufacturing line in Greenville, Miss., and other restructuring activities. The restructuring plan, which is expected to be completed in 2002, is intended to allow the Corporation to optimize its manufacturing operations at a time when a weak economy threatens to cause demand for the Corporation's products to decline.

Included in the $12 million charge was $8 million for severance related to a workforce reduction of more than 350 positions (primarily hourly positions), $2 million for the write-off of property, plant and equipment, and $2 million for line shutdown and removal and contract cancellations.

The reserve for this plan was included in accrued expenses as of December 31, 2001, on the consolidated balance sheet, and payments totaling $2 million were charged against this reserve in 2001. All payments for the 2001 restructuring plan are being funded with cash from normal operations. As of December 31, 2001, 127 employees have been terminated, and 26 open positions have been eliminated.

2000 RESTRUCTURING PLAN

In the fourth quarter of 2000, the Corporation recorded a pretax charge of $50 million related to a restructuring plan that included a salaried workforce reduction and the shutdown of three gypsum wallboard manufacturing lines and other operations. This restructuring was designed to streamline operations and improve business efficiency.

Included in the $50 million charge was $16 million for severance related to the salaried workforce reduction of more than 500 positions, $15 million for the write-off of property, plant and equipment, $12 million for razing buildings and equipment, $5 million for line shutdown and removal, and $2 million for contract cancellations and severance for more than 100 hourly positions. An additional restructuring-related charge of $4 million was included in cost of products sold for the writedown of certain inventory.

During the third quarter of 2001, the Corporation reversed $9 million pretax of the restructuring reserve recorded in the fourth quarter of 2000 due to changes from previous estimates and to reflect a change in the scope of restructuring activities undertaken. The primary change involved a decision made in September to eliminate a portion of the closure activities originally planned at the Alabaster, Mich., facility. Also, during the third quarter of 2001, the Corporation reversed restructuring-related inventory reserves totaling $3 million to cost of products sold because the sale or use of certain affected inventory exceeded expectations.

Payments totaling $21 million in 2001 and $1 million in 2000 were charged against the 2000 restructuring reserve. All payments are being funded with cash from normal operations. The remaining restructuring reserves are considered adequate to cover committed restructuring actions.

The salaried workforce reduction program was completed as of June 30, 2001, with the termination of 394 salaried employees and the elimination of 179 open salaried positions. In addition, 73 hourly employees were terminated, and 44 open hourly positions were eliminated. Closure of the three gypsum wallboard manufacturing lines and other operations was completed by December 31, 2001. Final payments for expenses related to these closures will be made in the first half of 2002.

The reserve for the 2000 restructuring was included in accrued expenses as of December 31, 2000, and in liabilities subject to compromise as of December 31, 2001, on the consolidated balance sheets.

RESTRUCTURING RESERVES

The following table details the reserves and activity for the 2001 and 2000 restructuring plans (dollars in millions):

	Provisions for Restructuring	Writedown of Assets to Net Realizable Value	Cash Payments	Reversal of Reserve	Reserve Balance 12/31/01
2001 Restructuring:					
Severance (primarily hourly)	$ 8	$ -	$ (2)	$ -	$ 6
Property, plant and equipment write-off	2	(2)	-	-	-
Line shutdown/removal and contract cancellations	2	-	-	-	2
Subtotal	12	(2)	(2)	-	8
2000 Restructuring:					
Severance (salaried)	16	-	(16)	-	-
Property, plant and equipment write-off	15	(15)	-	-	-
Razing buildings and equipment	12	-	(3)	(6)	3
Line shutdown/removal	5	-	(2)	(2)	1
Contract cancellations and severance (hourly)	2	-	(1)	(1)	-
Subtotal	50	(15)	(22)	(9)	4
Total	62	(17)	(24)	(9)	12

4. Shutdown of Plasterco

In the third quarter of 1999, U.S. Gypsum announced the planned shutdown of its Plasterco, Va., plant. In conjunction with the announcement, U.S. Gypsum recorded a $22 million charge to cost of products sold for expenses related to the closing of the plant and adjacent gypsum mine. The Plasterco facility was closed on December 23, 1999, following the start-up of U.S. Gypsum's new plant in Bridgeport, Ala., earlier in the year.

5. Acquisition of Sybex, Inc.

In the fourth quarter of 1999, the Corporation acquired Sybex, Inc., the holding company of Beadex Manufacturing Company, Inc. and The Synkoloid Company of Canada. Sybex operated joint compound and paper-faced metal corner bead plants in the United States and Canada.

6. Earnings Per Share

The reconciliation of basic earnings per share to diluted earnings per share is shown in the following table:

(millions, except share data)	Net Earnings (Loss)	Shares (000)	Average Per-Share Amount
2001:			
Basic earnings	$ 16	43,430	$ 0.36
Dilutive effect of stock options		5	
Diluted earnings	16	43,435	0.36
2000:			
Basic loss	(259)	45,972	(5.62)
Diluted loss	(259)	45,972	(5.62)
1999:			
Basic earnings	421	49,697	8.48
Dilutive effect of stock options		519	
Diluted earnings	421	50,216	8.39

For 2000, the diluted loss per share was based on the weighted average number of common shares outstanding during the year. Common stock equivalents were not included in the diluted loss per share calculation because they had an anti-dilutive effect. Including the common stock equivalents, the weighted average number of shares outstanding in 2000 would have been 46,067,121.

7. Common Stock

DIVIDENDS

The Corporation discontinued payment of quarterly cash dividends in the second quarter of 2001. In the first quarter of 2001, the Corporation paid a cash dividend of $0.025 per share. In 2000, the Corporation paid four quarterly cash dividends of $0.15 per share.

SHARE REPURCHASES

The Corporation concluded a share repurchase program in the third quarter of 2000. Under the program, which began in 1998, the Corporation purchased a total of 7.3 million shares. Share repurchases by year amounted to 5.7 million shares in 2000, 1.4 million shares in 1999 and 0.2 million shares in 1998.

STOCKHOLDER RIGHTS PLAN

The Corporation's stockholder rights plan, which will expire on March 27, 2008, has four basic provisions. First, if an acquirer buys 15% or more of the Corporation's outstanding common stock, the plan allows other stockholders to buy, with each right, additional shares of the Corporation at a 50% discount. Second, if the Corporation is acquired in a merger or other business combination transaction, rights holders will be entitled to buy shares of the acquiring company at a 50% discount. Third, if an acquirer buys between 15% and 50% of the Corporation's outstanding common stock, the Corporation can exchange part or all of the rights of the other holders for shares of the Corporation's stock on a one-for-one basis or shares of a new junior preferred stock on a one-for-one-hundredth basis. Fourth, before an acquirer buys 15% or more of the Corporation's outstanding common stock, the rights are redeemable for $0.01 per right at the option of the Corporation's board of directors (the *"Board"*). This provision permits the Board to enter into an acquisition transaction that is determined to be in the best interests of stockholders. The Board is authorized to reduce the 15% threshold to not less than 10%.

In November 2001, the independent members of the Board reviewed the Corporation's stockholder rights plan in accordance with its policy, adopted in 2000, to review the rights plan every three years. The independent members of the Board considered a variety of relevant factors, including the effect of the Filing, and concluded that the rights plan continued to be in the best interests of the Corporation and should be retained in its present form.

8. Inventories

As of December 31, 2001 and 2000, the LIFO values of domestic inventories were $198 million and $197 million, respectively, and would have been $5 million higher for 2001 and $2 million higher for 2000 if they were valued under the FIFO and average production cost methods. All nondomestic inventory is valued under FIFO or average production cost methods. The LIFO value of U.S. domestic inventories exceeded that computed for U.S. federal income tax purposes by $30 million as of December 31, 2001 and 2000. Inventory classifications as of December 31 were as follows:

(millions)	2001	2000
Finished goods and work in progress	$164	$175
Raw materials	75	80
Supplies	15	16
Total	254	271

9. Property, Plant and Equipment

Property, plant and equipment classifications as of December 31 were as follows:

(millions)	2001	2000
Land and mineral deposits	$ 90	$ 89
Buildings and improvements	600	575
Machinery and equipment	1,702	1,636
	2,392	2,300
Reserves for depreciation and depletion	(592)	(470)
Total	1,800	1,830

10. Leases

The Corporation leases certain of its offices, buildings, machinery and equipment, and autos under noncancelable operating leases. These leases have various terms and renewal options. Lease expense amounted to $74 million, $70 million and $62 million in the years ended December 31, 2001, 2000 and 1999, respectively. Future minimum lease payments required under operating leases with initial or remaining noncancelable terms in excess of one year as of December 31, 2001, were $56 million in 2002, $42 million in 2003, $34 million in 2004, $26 million in 2005 and $18 million in 2006. The aggregate obligation subsequent to 2006 was $28 million.

11. Debt

As of December 31, 2001, virtually all of the Corporation's pre-petition debt is in default due to the Filing. Pre-petition debt, which is included in liabilities subject to compromise as of December 31, consisted of the following:

(millions)	2001
Revolving credit facilities	$ 469
9.25% senior notes due 2001	131
8.5% senior notes due 2005	150
Industrial revenue bonds	255
Total	1,005

Long-term debt, the current portion of long-term debt and notes payable as reported on the consolidated balance sheets as of December 31 consisted of the following:

(millions)	2001	2000
DIP Facility	$ -	$ -
Revolving credit facilities	-	79
9.25% senior notes due 2001	-	141
Receivables facility	-	60
8.5% senior notes due 2005	-	150
Industrial revenue bonds	-	255
Other	2	26
Total	2	711

DIP FACILITY

In connection with the Filing, a $350 million DIP Facility was provided by JP Morgan Chase to supplement liquidity and fund operations during the reorganization process. Any borrowings under the facility represent a super priority claim in the bankruptcy proceeding. The facility matures on June 25, 2004. Borrowing availability is based primarily on accounts receivable and inventory levels and, to a lesser extent, property, plant and equipment. As of December 31, 2001, the Corporation had the capacity to borrow up to $291 million. There were no outstanding borrowings under the facility at year end. However, $11 million of standby letters of credit were issued, leaving $280 million of unused borrowing capacity available as of December 31, 2001.

The interest rate for the facility is based on LIBOR plus 200 to 250 basis points depending on the level of borrowings. The terms of the facility include, among other requirements, limits on asset sales and capital expenditures and minimum EBITDA levels. As of

December 31, 2001, the Corporation was in compliance with the terms and conditions of the agreement.

OTHER INFORMATION

Prior to the Filing, the Corporation utilized revolving credit facilities with borrowing capacity of up to $600 million.

The Corporation has $131 million of 9.25% senior notes that were due September 30, 2001. However, as a result of the Filing, these notes became subject to compromise and therefore were not repaid.

The Corporation had an accounts receivable facility under which certain trade receivables were transferred to Chase Manhattan Bank as trustee to be held for the benefit of certificate holders in such trust. However, as a result of the Filing, on July 12, 2001, all outstanding obligations under the accounts receivable facility were repaid and the facility was terminated. As of December 31, 2000, the outstanding balance of receivables held under the trust was $156 million, and debt outstanding under the facility was $60 million.

The fair market value of total debt outstanding (including debt classified under liabilities subject to compromise) was $729 million and $537 million as of December 31, 2001 and 2000, respectively. The fair market values were based on quoted market prices or, where quoted market prices were not available, on instruments with similar terms and maturities. However, because virtually all of the Corporation's debt is subject to compromise, the fair market value of total debt as of December 31, 2001, is not necessarily indicative of the ultimate settlement value that will be determined by the Bankruptcy Court.

As of December 31, 2001, debt not subject to compromise of $2 million is scheduled to mature in varying amounts through 2005.

12. Financial Instruments and Risk Management

As of January 1, 2001, and December 31, 2001, the net after-tax derivative gain in accumulated other comprehensive loss was $64 million and $16 million, respectively. During 2001, $15 million of accumulated after-tax gains ($24 million pretax) were reclassified from accumulated other comprehensive loss to earnings. As of December 31, 2001, the estimated after-tax gain expected to be reclassified within the next 12 months from accumulated other comprehensive loss into earnings is $5 million. The amounts reported below as fair values represent the market value as obtained from broker quotations. Any negative fair values are estimates of the amounts USG would need to pay to cancel the contracts or transfer them to other parties.

COMMODITY RISK MANAGEMENT

The Corporation uses swap contracts to hedge anticipated purchases of natural gas, wastepaper and fuel to be used in its manufacturing and shipping operations. During the second quarter of 2001, the Corporation received after-tax proceeds of $21 million ($35 million pretax) from the termination of certain natural gas swap contracts that were scheduled to mature through 2005. In accordance with SFAS No. 133, the net after-tax gain resulting from the termination of these contracts remains in accumulated other comprehensive income (loss) and is reclassified into earnings in the same periods during which the hedged forecasted transactions are scheduled to occur.

The Corporation has swap agreements in place with Enron Corp. to hedge the cost of wastepaper. As a result of Enron's bankruptcy filing in December 2001, the Corporation has discontinued hedge accounting with respect to wastepaper swaps from that point forward. Consequently, future changes in the fair value of these hedges will be recognized in earnings in the period in which the change occurs.

As of December 31, 2001 and 2000, the Corporation had swap agreements to exchange monthly payments on notional amounts of commodities amounting to $48 million and $205 million, respectively. These agreements mature within two years. The fair values of these swap agreements as of December 31, 2001 and 2000, were $(4) million and $105 million, respectively.

FOREIGN EXCHANGE RISK MANAGEMENT

As of December 31, 2001 and 2000, the Corporation had foreign currency contracts in place, primarily Canadian dollars, to hedge its exposure to exchange rate fluctuations on transactions denominated in foreign currencies. These foreign exchange contracts mature on the anticipated date of the underlying transaction, and all contracts mature by March 31, 2002. The notional amounts of foreign currency contracts as of December 31, 2001 and 2000, were $6 million and $52 million, respectively. The fair value of these contracts as of December 31, 2001 and 2000, was zero.

INTEREST RATE RISK MANAGEMENT

The Corporation uses interest rate swap agreements from time to time to manage the impact of interest rate changes on the underlying floating-rate debt. The

Corporation had no swap agreements in place as of December 31, 2001. As of December 31, 2000, the Corporation had swap agreements in place to convert $27 million of notional principal from floating-rate to fixed-rate instruments. The fair value of these contracts as of December 31, 2000, was zero.

COUNTERPARTY RISK

The Corporation is exposed to credit losses in the event of nonperformance by the counterparties on its financial instruments. Except for Enron Corp., as explained above, all other counterparties have investment grade credit standing; accordingly, the Corporation anticipates that these counterparties will be able to satisfy fully their obligations under the contracts. The Corporation does not generally obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of all counterparties.

13. Employee Retirement Plans

The Corporation and most of its subsidiaries have defined benefit pension plans for all eligible employees. Benefits of the plans are generally based on employees' years of service and compensation during the final years of employment. The Corporation also maintains plans that provide retiree health care and life insurance benefits for all eligible employees. Employees generally become eligible for the retiree benefit plans when they meet minimum retirement age and service requirements. The cost of providing most retiree health care benefits is shared with retirees. The components of net pension and postretirement benefit costs are summarized in the following tables:

	Pension Benefits		
(millions)	2001	2000	1999
Service cost of benefits earned	$ 19	$ 16	$ 19
Interest cost on projected benefit obligation	48	47	43
Expected return on plan assets	(56)	(54)	(49)
Net amortization	4	3	2
Net pension cost	15	12	15

	Postretirement Benefits		
(millions)	2001	2000	1999
Service cost of benefits earned	$ 6	$ 6	$ 7
Interest cost on projected benefit obligation	16	16	15
Net amortization	(1)	(2)	-
Net postretirement cost	21	20	22

The following tables summarize pension and postretirement benefit obligations, plan assets and funded status as of December 31:

	Pension		Postretirement	
(millions)	2001	2000	2001	2000
Change in Benefit Obligation:				
Benefit obligation as of January 1	$670	$632	$222	$195
Service cost	19	16	6	6
Interest cost	48	47	16	16
Employee contributions	11	12	3	2
Benefits paid	(80)	(55)	(12)	(12)
Plan amendment	10	3	-	(1)
Actuarial loss	27	17	1	16
Foreign currency rate change	(3)	(2)	-	-
Benefit obligation as of December 31	702	670	236	222

	Pension		Postretirement	
(millions)	2001	2000	2001	2000
Change in Plan Assets:				
Fair value as of January 1	$652	$667	$ -	$ -
Actual return on plan assets	(17)	14	-	-
Employer contributions	13	17	-	-
Employee contributions	11	12	-	-
Benefits paid	(80)	(55)	-	-
Foreign currency rate change	(4)	(3)	-	-
Fair value as of December 31	575	652	-	-
Funded Status:				
As of December 31	(127)	(18)	(236)	(222)
Unrecognized prior service cost	18	6	(6)	(6)
Unrecognized net (gain) loss	86	(7)	(30)	(32)
Net balance sheet liability	(23)	(19)	(272)	(260)
Assumptions as of December 31:				
Discount rate	7.25%	7.50%	7.25%	7.50%
Pension plans expected return	9%	9%	-	-
Compensation increase rate	5%	5%	5%	5%

The assumed health-care-cost trend rate used to measure the accumulated postretirement benefit obligation will be 7.0% in 2002, with a rate gradually declining to 4.75% in 2007 and remaining at that level thereafter. A one-percentage-point change in the assumed health-care-cost trend rate would have the following effects:

(millions)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest cost components	$ 4	$ (3)
Effect on postretirement benefit obligation	33	(27)

14. Stock-Based Compensation

The Corporation has issued stock options from three successive plans under its long-term equity program. Under each of the plans, options were granted at an exercise price equal to the market value on the date of grant. All options granted under the plans have 10-year terms and vesting schedules of two or three years. The options expire on the 10th anniversary of the date of grant, except in the case of retirement, death or disability, in which case they expire on the earlier of the fifth anniversary of such event or the expiration of the original option term.

The Corporation accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 and discloses such compensation under the provisions of SFAS 123, "Accounting for Stock-Based Compensation."

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for options granted:

	2001	2000	1999
Expected life (years)	7.4	7.4	7.4
Risk-free interest rate	6.8%	6.2%	6.5%
Expected volatility	46.2%	31.3%	31.4%
Dividend yield	0.12%	1.29%	0.88%

The weighted average fair values of options granted on January 2, 2001, and May 1, 2001, were $12.31 and $6.73, respectively. The weighted average fair values of options granted on January 3, 2000, and January 2, 1999, were $18.84 and $22.05, respectively.

If the Corporation had elected to recognize compensation cost for stock-based compensation grants consistent with the method prescribed by SFAS No. 123, net earnings (loss) and net earnings (loss) per common share would have changed to the following pro forma amounts:

(millions, except per-share data)		2001	2000	1999
Net Earnings(Loss):	As reported	$ 16	$(259)	$421
	Pro forma	13	(262)	416
Basic EPS:	As reported	0.36	(5.62)	8.48
	Pro forma	0.31	(5.70)	8.38
Diluted EPS:	As reported	0.36	(5.62)	8.39
	Pro forma	0.31	(5.70)	8.29

Stock option activity was as follows:

(options in thousands)	2001	2000	1999
Options:			
Outstanding, January 1	2,051	1,790	2,034
Granted	800	330	316
Exercised	(72)	(22)	(553)
Canceled	(41)	(47)	(7)
Outstanding, December 31	2,738	2,051	1,790
Exercisable, December 31	1,640	1,437	1,087
Available for grant, December 31	1,737	2,488	566
Weighted Average Exercise Price:			
Outstanding, January 1	$38.12	$36.49	$30.43
Granted	22.44	46.14	50.87
Exercised	10.31	10.31	22.29
Canceled	36.94	44.79	48.99
Outstanding, December 31	34.29	38.12	36.49
Exercisable, December 31	37.89	33.70	28.05

The following table summarizes information about stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options (000)	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Options (000)	Weighted Average Exercise Price
$ 5 - 15	67	1.9	$ 10	63	$ 10
15 - 25	916	8.2	22	121	22
25 - 35	776	3.8	32	776	32
35 - 55	979	6.9	48	680	50
Total	2,738	6.3	34	1,640	38

As of December 31, 2001, common shares totaling 2,737,600 were reserved for future issuance in conjunction with existing stock option grants. In addition, 1,737,311 common shares were reserved for future grants. Shares issued in option exercises may be from original issue or available treasury shares.

15. Income Taxes

Earnings (loss) before income taxes consisted of the following:

(millions)	2001	2000	1999
U.S.	$ 52	$(471)	$ 633
Foreign	-	51	51
Total	52	(420)	684

Income taxes (benefit) consisted of the following:

(millions)	2001	2000	1999
Current:			
Federal	$(67)	$154	$246
Foreign	15	18	10
State	(13)	27	47
	(65)	199	303
Deferred:			
Federal	90	(306)	(38)
Foreign	(5)	-	5
State	16	(54)	(7)
	101	(360)	(40)
Total	36	(161)	263

Differences between actual provisions (benefits) for income taxes and provisions (benefits) for income taxes at the U.S. federal statutory rate (35%) were as follows:

(millions)	2001	2000	1999
Taxes on income (loss) at federal statutory rate	$18	$(147)	$ 240
Chapter 11 reorganization expenses	2	-	-
Foreign sales corporation	(1)	(1)	(1)
Foreign earnings subject to different tax rates	16	4	-
State income tax, net of federal benefit	1	(17)	26
Percentage depletion	(2)	(4)	(4)
Other, net	2	4	2
Provision (benefit) for income taxes	36	(161)	263
Effective income tax rate	70.0%	38.4%	38.4%

Significant components of deferred tax assets and liabilities as of December 31 were as follows:

(millions)	2001	2000
Deferred Tax Assets:		
Pension and postretirement benefits	$115	$ 104
Reserves not deductible until paid	448	550
Other	14	34
	577	688
Deferred Tax Liabilities:		
Property, plant and equipment	268	237
Net deferred tax assets	309	451

The Corporation recognized an income tax receivable of $76 million in 2001 for federal and state income taxes that it expects to be refunded as a result of the carryback of a net operating loss incurred by the Corporation in the current year.

The Corporation's income tax reserves were reduced by $103 million in the third quarter of 2000 to reflect the settlement of various tax audits. The benefit realized from the reduction of these reserves was credited to equity in accordance with SOP 90-7. The reduction of these reserves had no impact on the results of operations or cash flows of the Corporation.

The Corporation does not provide for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries that are intended to be permanently reinvested. The cumulative amount of such undistributed earnings totaled approximately $211 million as of December 31, 2001. These earnings would become taxable in the United States upon the sale or liquidation of these foreign subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings.

16. Segments

OPERATING SEGMENTS

(millions)	2001	2000	1999
Net Sales:			
North American Gypsum	$ 1,950	$ 2,298	$ 2,416
Worldwide Ceilings	660	705	689
Building Products Distribution	1,152	1,373	1,345
Eliminations	(466)	(595)	(640)
Total	3,296	3,781	3,810
Operating Profit (Loss):			
North American Gypsum	80	392	651
Worldwide Ceilings	33	70	63
Building Products Distribution	64	110	87
Corporate	(43)	(44)	(64)
Eliminations	1	3	(7)
Chapter 11 reorganization expenses	(12)	-	-
Provisions for impairment and restructuring	(33)	(50)	-
Provision for asbestos claims	-	(850)	-
Total	90	(369)	730
Depreciation, Depletion and Amortization:			
North American Gypsum	81	70	57
Worldwide Ceilings	19	18	19
Building Products Distribution	7	7	6
Corporate	-	1	9
Total	107	96	91
Capital Expenditures:			
North American Gypsum	96	354	397
Worldwide Ceilings	11	16	20
Building Products Distribution	2	9	8
Corporate	-	1	1
Total	109	380	426
Assets:			
North American Gypsum	1,985	1,924	1,721
Worldwide Ceilings	408	433	425
Building Products Distribution	268	278	309
Corporate	908	639	431
Eliminations	(105)	(60)	(92)
Total	3,464	3,214	2,794

GEOGRAPHIC SEGMENTS

(millions)	2001	2000	1999
Net Sales:			
United States	$2,947	$3,428	$3,449
Canada	279	284	262
Other Foreign	254	259	260
Geographic transfers	(184)	(190)	(161)
Total	3,296	3,781	3,810
Long-Lived Assets:			
United States	1,787	1,750	1,514
Canada	157	188	198
Other Foreign	61	93	61
Total	2,005	2,031	1,773

Transactions between operating and geographic segments are accounted for at transfer prices that are approximately equal to market value. Intercompany transfers between operating segments (shown above as eliminations) largely reflect intercompany sales from U.S. Gypsum to L&W Supply.

No single customer accounted for 10% or more of consolidated net sales. Revenues are attributed to geographic areas based on the location of the assets producing the revenues. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales.

Segment operating profit (loss) includes all costs and expenses directly related to the segment involved and an allocation of expenses that benefit more than one segment.

Corporate assets for 2000 and 1999 include the assets of USG Funding, which represent the outstanding balances of receivables purchased from U.S. Gypsum and USG Interiors, net of reserves. As of December 31, 2000 and 1999, such receivables, net of reserves, amounted to $93 million and $125 million, respectively, including $59 million and $97 million purchased from U.S. Gypsum and $34 million and $28 million purchased from USG Interiors as of the respective dates.

Long-lived assets include property, plant and equipment, prepaid expenses, investments in other companies, goodwill and other long-term assets. As of December 31, 2001, goodwill, net of accumulated amortization, for the Corporation's businesses in the United States, Canada and Other Foreign segments was $63 million, $49 million and zero, respectively. As of December 31, 2000, goodwill, net of accumulated amortization, for the United States, Canada and Other

Foreign segments was $66 million, $53 million and $1 million, respectively. As of December 31, 1999, goodwill, net of accumulated amortization, for the United States, Canada and Other Foreign segments was $58 million, $57 million and $1 million, respectively. The Corporation believes that including goodwill in long-lived assets provides meaningful disclosure to financial statement users in terms of geographic resource allocation, investment decisions and related risk.

17. Litigation

ASBESTOS AND RELATED INSURANCE LITIGATION

One of the Corporation's subsidiaries, U.S. Gypsum, is among many defendants in lawsuits arising out of the manufacture and sale of asbestos-containing materials. On June 25, 2001 (the *"Petition Date"*), U.S. Gypsum, the Parent Company, and other domestic subsidiaries (the *"Debtors"*) filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code (the *"Filing"*) to manage the growing costs of resolving asbestos claims and to achieve a fair and final resolution of liability for both pending and future asbestos claims. The Chapter 11 Cases are being jointly administered under Case No. 01-2094 in the United States Bankruptcy Court for the District of Delaware (the *"Bankruptcy Court"*).

U.S. Gypsum's asbestos liability derives from its sale of certain asbestos-containing products beginning in the 1930s; in most cases, the products were discontinued or asbestos was removed from the formula by 1972, and no asbestos-containing products were produced after 1977. Certain of the asbestos lawsuits against U.S. Gypsum seek to recover compensatory and, in many cases, punitive damages for costs associated with the maintenance or removal and replacement of asbestos-containing products in buildings (the *"Property Damage Cases"*). Other asbestos lawsuits seek compensatory and, in many cases, punitive damages for personal injury allegedly resulting from exposure to asbestos-containing products (the *"Personal Injury Cases"*). A more detailed description of the Property Damage and Personal Injury Cases is set forth below.

As a result of the Filing, all pending Personal Injury and Property Damage Cases against U.S. Gypsum are stayed, and no party may take any action to pursue or collect on such asbestos lawsuits absent specific authorization of the Bankruptcy Court. Since the Filing, U.S. Gypsum has ceased making both cash payments and accruals with respect to asbestos lawsuits, including cash payments and accruals pursuant to settlements of asbestos lawsuits. The Bankruptcy Court has approved creditors' committees that represent claimants in Personal Injury and Property Damage Cases. The Bankruptcy Court is expected to appoint a legal representative for the interests of potential future asbestos claimants. As part of the bankruptcy proceeding, it will be determined which asbestos claims should be allowed, or compensated, and the aggregate value of such claims.

U.S. Gypsum anticipates that its liability for pending and future asbestos claims will be addressed in a plan of reorganization developed and approved in the bankruptcy proceeding. The Debtors' exclusive right to propose such a plan of reorganization has been extended by the Bankruptcy Court to May 1, 2002. The Debtors are likely to seek one or more additional extensions of the exclusivity period depending on developments in the bankruptcy case. It is the Debtors' intention that the plan of reorganization will include the creation of a trust under Section 524(g) of the Bankruptcy Code which will be funded to allow payment of present and future asbestos claims, and, as a result of creation of the trust, the Bankruptcy Court will issue a permanent injunction channeling all asbestos-related claims to the trust and barring the assertion of pending or future asbestos-related claims against the reorganized companies. However, there is no assurance that such creation of a trust under Section 524(g), or the issuance of such a permanent injunction, will be approved by the Bankruptcy Court. It is anticipated that the plan or plans of reorganization ultimately approved will include all Debtors in the final resolution of asbestos-related claims that are or might be asserted against U.S. Gypsum, the Corporation and all other Debtor affiliates.

Recent Developments in the Reorganization Proceeding: During the fourth quarter of 2001, the Corporation's bankruptcy proceeding, along with four other asbestos-related bankruptcy proceedings pending in the federal courts in the District of Delaware, were assigned to the Honorable Alfred M. Wolin of the United States District Court for the District of New Jersey. This assignment was accomplished through orders of the United States Court of Appeals for the Third Circuit and the United States District Court for the District of Delaware dated November 27 and November 29, 2001, respectively.

In orders subsequent to the reassignment, Judge

Wolin has indicated that issues relating to asbestos personal injury claims in the foregoing bankruptcy proceedings will be assigned to him and that other bankruptcy claims and issues will remain assigned to the bankruptcy judges in the United States Bankruptcy Court for the District of Delaware. The Corporation has requested Judge Wolin, with the possible assistance of a Special Master appointed by Judge Wolin, to conduct hearings to address key issues relevant to the liability of U.S. Gypsum for asbestos personal injury claims, and the Corporation expects that if Judge Wolin agrees to this proposal, these hearings will begin in 2002.

If the hearings on liability issues do not go forward or a consensual resolution is not reached as a result of the hearings or otherwise, the Corporation will employ other means to resolve its asbestos personal injury liability. These other means may include, but are not limited to, setting a bar date for filing asbestos personal injury claims and determining which of the subsequently filed claims are entitled to vote on and participate in an asbestos trust under 11 U.S.C. §524(g) of the Bankruptcy Code. A bar date proceeding likely would lengthen the bankruptcy case significantly.

The Corporation expects that U.S. Gypsum's liability for asbestos property damage claims will also be included in a §524(g) trust, but resolution of this liability likely will be resolved through different and less time-consuming means than the procedures for resolving the asbestos personal injury liability.

Given the recent assignment of Judge Wolin to these bankruptcy proceedings and the current status of the cases, the Corporation is unable to forecast with any reasonable degree of certainty the timing or substance of the resolution of the Debtors' asbestos-related liability or the reorganization proceeding.

The following is a summary of the Property Damage and Personal Injury Cases pending against U.S. Gypsum as of the Petition Date.

Property Damage Cases: As of the Petition Date, U.S. Gypsum was a defendant in eleven Property Damage Cases, most of which involved multiple buildings. One of the cases is a conditionally certified class action comprising all colleges and universities in the United States, which certification is presently limited to the resolution of certain allegedly "common" liability issues. (*Central Wesleyan College v. W.R. Grace & Co., et al.*, U.S.D.C. S.C.). On June 15, 2001, a Property Damage Case was filed by The County of Orange, Texas, in the district court of Orange County, Texas, naming as defendants U.S. Gypsum and other manufacturers of asbestos-containing materials. This was the first Property Damage case filed against U.S. Gypsum since June 1998. The Orange County case is a putative class action brought by The County of Orange on behalf of an alleged class comprising the State of Texas, its public colleges and universities, and all political subdivisions of the State of Texas. As to U.S. Gypsum, the putative class also includes all private and/or non-public colleges, universities, junior colleges, community colleges, and elementary and secondary schools in the State of Texas. The Orange County action seeks recovery of the costs of removing and replacing asbestos-containing materials in buildings at issue, as well as punitive damages. The complaint does not specify how many buildings are at issue. As a result of the Filing, all Property Damage Cases, including the Central Wesleyan and Orange County cases, are stayed against U.S. Gypsum. U.S. Gypsum's estimated cost of resolving the Property Damage Cases is discussed below (see "Estimated Cost").

Personal Injury Cases: U.S. Gypsum is also a defendant in approximately 106,000 Personal Injury Cases pending as of the Petition Date (the date of the Filing), as well as an additional approximately 52,000 Personal Injury Cases that are the subject of settlement agreements. Filings of new Personal Injury Cases totaled approximately 53,000 claims in 2000, 48,000 claims in 1999, and 80,000 claims in 1998. As a result of the Filing, all Personal Injury Cases are stayed against U.S. Gypsum, and new cases may not be filed due to the automatic stay. In the first half of 2001, up to the Petition Date, approximately 26,200 new Personal Injury Cases were filed against U.S. Gypsum, as compared to 27,800 new filings in the first half of 2000.

Prior to the Filing, U.S. Gypsum managed the handling and settlement of Personal Injury Cases through its membership in the Center for Claims Resolution (the *"Center"*). From 1988 up to February 1, 2001, costs of defense and settlement of Personal Injury Cases were shared among the members of the Center pursuant to predetermined sharing formulae. Effective February 1, 2001, the Center members, including U.S. Gypsum, ended their prior settlement sharing arrangement, and each Center member, including U.S. Gypsum, was responsible for negotiating and paying its own settlements separately. As of the Petition Date and as a result of the stay of asbestos lawsuits against U.S. Gypsum, U.S. Gypsum no longer negotiates or pays settlements of Personal Injury Cases and no longer requires the services of the Center in negotiating or defending Personal Injury Cases.

In 2000 and years prior, U.S. Gypsum and other Center members negotiated a number of settlements with plaintiffs' firms that included agreements to resolve over time the firms' pending Personal Injury Cases as well as certain future claims (the *"Long-Term Settlements"*). With regard to future claims, these Long-Term Settlements typically provide that the plaintiffs' firms will recommend to their future clients that they defer filing, or accept nominal payments on, personal injury claims that do not meet established disease criteria, and, with regard to those claims meeting established disease criteria, that the future clients accept specified amounts to settle those claims. These Long-Term Settlements typically resolve claims for amounts consistent with historical per-claim settlement costs paid to the plaintiffs' firms involved. As a result of the Filing, cash payments by U.S. Gypsum under these Long-Term Settlements have ceased, and U.S. Gypsum expects that its obligations under these settlements will be determined in the bankruptcy proceeding and plan of reorganization.

In 2000, U.S. Gypsum closed approximately 57,000 Personal Injury Cases. U.S. Gypsum's cash payments in 2000 to defend and resolve Personal Injury Cases totaled $162 million, of which $90 million was paid or reimbursed by insurance. In 2000, the average settlement per case was approximately $2,600, exclusive of defense costs. U.S. Gypsum made cash payments of $100 million in 1999 and $61 million in 1998 to resolve Personal Injury Cases, of which $85 million and $45.5 million, respectively, were paid or reimbursed by insurance.

In the first and second quarters of 2001, cash payments to resolve Personal Injury Cases increased dramatically, primarily as a result of the bankruptcy filings of other defendants in asbestos personal injury lawsuits. As a result of these bankruptcy filings, plaintiffs substantially increased their settlement demands to the remaining defendants, including U.S. Gypsum, to replace the expected payments of the bankrupt defendants. In response to these increased settlement demands, U.S. Gypsum attempted to manage its asbestos liability by contesting, rather than settling, a greater number of cases that it believed to be non-meritorious. As a result, in the first and second quarters of 2001, U.S. Gypsum agreed to settle fewer Personal Injury Cases, but at a significantly higher cost per case.

In the first half of 2001 (up to the Petition Date), U.S. Gypsum closed approximately 18,900 Personal Injury Cases. In the first half of 2001 (up to the Petition Date), U.S. Gypsum's total asbestos-related cash payments, including defense costs, were approximately $124 million, of which approximately $10 million was paid or reimbursed by insurance. A portion of these payments were for settlements agreed to in prior periods. As of March 31, 2001, U.S. Gypsum had estimated that cash expenditures for Personal Injury Cases in 2001 would total approximately $275 million before insurance recoveries of approximately $37 million.

As a result of these increasing settlement demands and the concern that federal legislation addressing the asbestos litigation problem likely would not be enacted within the necessary timeframe, U.S. Gypsum concluded that it would not be able to manage and resolve its asbestos liability in the tort system, and, on June 25, 2001, the Debtors filed a voluntary petition under chapter 11 of the Bankruptcy Code.

In addition to the asbestos Personal Injury Cases pending against U.S. Gypsum, one of the Corporation's subsidiaries and a Debtor in the bankruptcy proceeding, L&W Supply Corporation, was named as a defendant in approximately 21 pending Personal Injury Cases as of the Petition Date. L&W, a distributor of building products manufactured by U.S. Gypsum and other building products manufacturers, has not made any payments in the past to resolve Personal Injury Cases. It is believed that L&W has been named as a defendant in Personal Injury Cases based on its role as a distributor of U.S. Gypsum products. Therefore, the Corporation expects that any asbestos-related liability of L&W would be derivative of the liability of U.S. Gypsum, and that any plan or plans of reorganization should reflect that L&W's liability, if any, rests with U.S. Gypsum as the manufacturer. However, because of the small number of Personal Injury Cases against L&W to date and the lack of development of the cases against L&W, the Corporation does not have sufficient information at this time to predict as to how any plan or plans of reorganization will address any asbestos-related liability of L&W and whether any such liability will be limited to L&W's role as a distributor of U.S. Gypsum products.

Insurance Coverage: As of the Petition Date, after deducting insurance used to date, U.S. Gypsum had approximately $76.3 million of insurance remaining to cover asbestos-related costs. After insurance payments to U.S. Gypsum during the third and fourth quarters of 2001, approximately $52 million remained as of

December 31, 2001. This insurance is scheduled to be paid over a period of approximately three years.

Estimated Cost: In evaluating U.S. Gypsum's estimated asbestos liability prior to the Filing, the Corporation considered numerous uncertainties that made it difficult to estimate reliably U.S. Gypsum's asbestos liability in the tort system for both pending and future asbestos claims.

In the Property Damage Cases, such uncertainties included, but were not limited to, the identification and volume of asbestos-containing products in the buildings at issue in each case, which is often disputed; the claimed damages associated therewith; the viability of statute of limitations, product identification and other defenses, which varies depending upon the facts and jurisdiction of each case; the amount for which such cases can be resolved, which normally (but not uniformly) has been substantially lower than the claimed damages; and the viability of claims for punitive and other forms of multiple damages.

Uncertainties in the Personal Injury Cases included, but were not limited to, the number, disease and occupational characteristics, and venue of Personal Injury Cases that are filed against U.S. Gypsum; the age and level of physical impairment of claimants; the viability of claims for conspiracy or punitive damages; the elimination of indemnity sharing among Center members for future settlements and its negative impact on U.S. Gypsum's ability to continue to resolve claims at historical or acceptable levels; the adverse impact on U.S. Gypsum's settlement costs of recent bankruptcies of co-defendants; the continued solvency of other defendants and the possibility of additional bankruptcies; the possibility of significant adverse verdicts due to recent changes in settlement strategies and related effects on liquidity; the inability or refusal of former Center members to fund their share of existing settlements and its effect on such settlement agreements; the continued ability to negotiate settlements or develop other mechanisms that defer or reduce claims from unimpaired claimants; and the possibility that federal legislation addressing asbestos litigation will be enacted. The Corporation reported that adverse developments with respect to any of these uncertainties could have a material impact on U.S. Gypsum's settlement costs and could materially increase the cost above the estimated range discussed below.

Prior to the fourth quarter of 2000, the Corporation, in the opinion of management, was unable to reasonably estimate the probable cost of resolving future asbestos claims in the tort system, although the Corporation had estimated and reserved for costs associated with then-pending claims. However, in 1999 and increasingly in 2000, as U.S. Gypsum entered into Long-Term Settlements of Personal Injury Cases (discussed above), the Corporation undertook a detailed, independent study of U.S. Gypsum's current and potential future asbestos liability. This analysis was based on the assumption that U.S. Gypsum's asbestos liability would continue to be resolved in the tort system. The analysis was completed in the fourth quarter of 2000.

As part of this analysis, the Corporation reviewed, among other things, historical case filings and increasing settlement costs; the type of products sold by U.S. Gypsum and the occupations of claimants expected to bring future asbestos-related claims; epidemiological data concerning the incidence of past and projected future asbestos-related diseases; trends in the propensity of persons alleging asbestos-related disease to sue U.S. Gypsum; the adverse effect on settlement costs of historical reductions in the number of solvent defendants available to pay claims, including reductions in membership of the Center; the pre-agreed settlement recommendations in, and the continued viability of, the Long-Term Settlements described above; and anticipated trends in recruitment by plaintiffs' firms of non-malignant or unimpaired claimants. The study attempted to weigh relevant variables and assess the impact of likely outcomes on future case filings and settlement costs. In addition, the Corporation considered future defense costs, as well as allegations that U.S. Gypsum and the other Center members bear joint liability for the share of certain settlement agreements that was to be paid by former members that now have refused or are unable to pay.

In the fourth quarter of 2000, the Corporation concluded that it was possible to provide a reasonable estimate of U.S. Gypsum's liability in the tort system for asbestos cases to be filed through 2003, as well as those currently pending. Based on an independent study, the Corporation determined that, although substantial uncertainty remained, it was probable that asbestos claims currently pending against U.S. Gypsum and future asbestos claims to be filed against it through 2003 (both property damage and personal injury) could be resolved in the tort system for an amount between $889 million and $1,281 million, including defense costs, and that within this range the most likely estimate was $1,185 million. Consistent with this analysis, in the fourth quarter of 2000, the Corporation recorded a pretax noncash charge of $850 million to results of operations, which, combined with the previously existing reserve, increased U.S. Gypsum's reserve for asbestos claims to $1,185 million. Substantially all of this reserve relates to the estimated costs of resolving then-pending asbestos personal injury claims and those expected to be filed through 2003, and the reserve reflected management's expectation that U.S. Gypsum's average payment per asbestos personal injury claim would increase at least in the short term due to distortions caused by the bankruptcy filings of other asbestos personal injury defendants discussed above. Less than 10 percent of the reserve is attributable to defense and administrative costs.

At the time of recording this reserve, it was expected that the reserve amounts would be expended over a period extending several years beyond 2003, because asbestos cases have historically been resolved an average of three years after filing. The Corporation concluded that it did not have adequate information to allow it to reasonably estimate the number of claims to be filed after 2003, or the liability associated with such claims.

During 2001 up to the Filing, U.S. Gypsum's cash payments for asbestos claims and related legal fees totaled approximately $124 million, reducing its reserve for asbestos claims to $1,061 million as of December 31, 2001. Insurance recoveries during 2001 totaled approximately $34 million, leaving U.S. Gypsum with a receivable from insurance carriers (the estimated portion of the reserved amount that is expected to be paid or reimbursed by insurance) of approximately $52 million as of December 31, 2001. The above amounts are stated before tax benefit and are not discounted to present value.

It is the Corporation's view that, as a result of the Filing, there is even greater uncertainty in estimating the reasonably possible range of asbestos liability for pending and future claims as well as the most likely estimate of liability within this range. There are significant differences in the treatment of asbestos claims in a bankruptcy proceeding as compared to the tort litigation system. Among other things, these uncertainties include how the Long-Term Settlements will be treated in the bankruptcy proceeding and plan of reorganization, and whether those settlements will be set aside; the number of asbestos-related claims that will be filed in the proceeding; the number of future claims that will be estimated in connection with preparing a plan of reorganization; how claims for punitive damages and claims by persons with no asbestos-related physical impairment will be treated and whether such claims will be allowed; the impact historical settlement values for asbestos claims may have on the estimation of asbestos liability in the bankruptcy proceeding; and the impact any relevant potential federal legislation may have on the proceeding. These factors, as well as the uncertainties discussed above in connection with the resolution of asbestos cases in the tort system, increase the uncertainty of any estimate of asbestos liability.

As a result of the increased uncertainty of estimating asbestos liability due to the Filing, it is the Corporation's view that no change should be made to the previously recorded reserve for asbestos claims (except to reflect obligations incurred prior to the Filing). However, it is possible that the cost of resolving asbestos claims will be greater than that set forth in the high end of the estimated reserve range. As the bankruptcy proceeding continues, it is expected that the Corporation will obtain additional information that may provide greater certainty to the expected range of liability.

When a reasonable estimate can be made of the Debtors' probable liability for asbestos claims and such estimate differs from the existing reserve, the reserve will be adjusted to reflect the estimate, and it is possible that a charge to results of operations will be necessary at that time.

Bond to Secure Certain CCR Obligations: In January 2001, U.S. Gypsum obtained a performance bond from Safeco Insurance Company of America (*"Safeco"*) in the amount of $60.3 million to secure certain obligations of U.S. Gypsum for extended payout settlements of Personal Injury Cases and other obligations owed by U.S. Gypsum to the Center. The bond is secured by an irrevocable letter of credit obtained by the Corporation in the amount of $60.3 million and issued by Chase Manhattan Bank to Safeco. After the Filing, by letter dated July 6, 2001, the Center stated that certain amounts allegedly covered by the bond, totaling approximately $15.7 million, were overdue from U.S. Gypsum to the Center. In subsequent letters dated November 19, 2001, and December 11, 2001, the Center stated that additional amounts allegedly covered by the bond totaling approximately $14 million and $113 million, respectively, were also overdue from U.S. Gypsum. The amounts for which the Center made demand were for the payment of, among other things, settlements of

Personal Injury Cases that were entered into pre-petition. By letter dated November 16, 2001, the Center made a demand to Safeco for payment of $15.7 million under the bond, and by letter dated December 28, 2001, the Center made a demand to Safeco for payment of approximately $127 million under the bond. The total amount demanded by the Center under the bond, approximately $143 million, exceeds the original penal sum of the bond, which is $60.3 million. Safeco has not made any payment under the bond, but, to the extent that Safeco were to pay any portion of the bond, it is likely that Safeco would draw down the Chase letter of credit to cover the bond payment and Chase would assert a pre-petition claim in a corresponding amount against the Corporation in the bankruptcy proceeding.

On November 30, 2001, the Corporation and U.S. Gypsum filed an Adversary Complaint in the bankruptcy proceeding to, among other things, enjoin the Center from drawing on the bond and enjoin Safeco from paying on the bond during the pendency of these bankruptcy proceedings. This Adversary Proceeding is pending in the United States Bankruptcy Court for the District of Delaware and is captioned *USG Corporation and United States Gypsum Company v. Center for Claims Resolution, Inc. and Safeco Insurance Company of America*, No. 01-08932. The Corporation cannot predict whether or when any portion of the bond proceeds will be paid, what amount, if any, will be paid, and whether the letter of credit will be drawn.

Conclusion: There are many uncertainties associated with the resolution of asbestos liability in the bankruptcy proceeding. These uncertainties include, among others, the number of asbestos-related claims that will be filed against the Debtors in the proceeding; the number of future claims that will be estimated in connection with preparing a plan of reorganization; how the Long-Term Settlements will be treated in the bankruptcy proceeding and plan of reorganization, and whether those settlements will be set aside; how claims for punitive damages and claims by persons with no asbestos-related physical impairment will be treated and whether such claims will be allowed; the impact historical settlement values for asbestos claims may have on the estimation of asbestos liability in the bankruptcy proceeding; and the impact any relevant potential federal legislation may have on the proceeding. The Corporation has not revised its previously recorded reserve for asbestos liability, except by reducing the reserve in accordance with obligations incurred prior to the Filing. The Corporation will continue to review its asbestos liability as the bankruptcy proceeding progresses. When a reasonable estimate can be made of the Debtors' probable liability for asbestos claims and such estimate differs from the existing reserve, the reserve will be adjusted to reflect the estimate, and it is possible that a charge to results of operations will be necessary at that time. It is possible that the Corporation's asbestos liability may vary significantly from the recorded estimate of liability and that this difference could be material to the results of operations in the period recorded.

ENVIRONMENTAL LITIGATION

The Corporation and certain of its subsidiaries have been notified by state and federal environmental protection agencies of possible involvement as one of numerous "potentially responsible parties" in a number of so-called "Superfund" sites in the United States. In most of these sites, the involvement of the Corporation or its subsidiaries is expected to be minimal. The Corporation believes that appropriate reserves have been established for its potential liability in connection with all Superfund sites but is continuing to review its accruals as additional information becomes available. Such reserves take into account all known or estimated costs associated with these sites, including site investigations and feasibility costs, site cleanup and remediation, legal costs, and fines and penalties, if any. In addition, environmental costs connected with site cleanups on Corporation-owned property also are covered by reserves established in accordance with the foregoing. The Corporation believes that neither these matters nor any other known governmental proceeding regarding environmental matters will have a material adverse effect upon its results of operations or financial position.

REPORT OF MANAGEMENT

Management of USG Corporation is responsible for the preparation, integrity and fair presentation of the financial information included in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include certain amounts that are based on management's estimates and judgment.

Management is responsible for maintaining a system of internal accounting controls to provide reasonable assurance as to the integrity and reliability of the financial statements, the proper safeguarding and use of assets, and the accurate execution and recording of transactions. Such controls are based on established policies and procedures and are implemented by trained personnel. The system of internal accounting controls is monitored by the Corporation's internal auditors to confirm that the system is proper and operating effectively. The Corporation's policies and procedures prescribe that the Corporation and its subsidiaries are to maintain ethical standards and that its business practices are to be consistent with those standards.

The Corporation's financial statements have been audited by Arthur Andersen LLP, independent public accountants. Their audit was conducted in accordance with auditing standards generally accepted in the United States and included consideration of the Corporation's internal control system. Management has made available to Arthur Andersen LLP all the Corporation's financial records and related data, as well as minutes of the meetings of the Board of Directors. Management believes that all representations made to Arthur Andersen LLP were valid and appropriate.

The Board of Directors, operating through its Audit Committee composed entirely of nonemployee directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and Arthur Andersen LLP, jointly and separately, to review accounting, auditing, internal control and financial reporting matters. Both Arthur Andersen LLP and the internal auditors have unrestricted access to the Audit Committee.

William C. Foote
Chairman, President and Chief Executive Officer

Richard H. Fleming
Executive Vice President and Chief Financial Officer

Raymond T. Belz
Senior Vice President and Controller

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of USG Corporation:

We have audited the accompanying consolidated balance sheets of USG Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, cash flows and stockholders' equity for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USG Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Corporation will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Corporation voluntarily filed for Chapter 11 bankruptcy protection on June 25, 2001. Management's plans in regard to these matters are also described in Note 2. This action, which was taken primarily as a result of asbestos litigation as discussed in Note 17 to the consolidated financial statements, raises substantial doubt about the Corporation's ability to continue as a going concern. Such doubt includes, but is not limited to, a possible change in control of the Corporation as well as a potential change in the composition of the Corporation's business portfolio. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the consolidated financial statements taken as a whole.

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Chicago, Illinois

January 30, 2002

USG CORPORATION
SELECTED QUARTERLY FINANCIAL DATA (unaudited)

(millions, except per-share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2001						
Net sales		$ 826	$ 806	$ 842	$ 822	$3,296
Operating profit (loss)		32	(5)	49 (a)	14 (b)	90
Net earnings (loss)		11	(13)	27 (a)	(9) (b)	16
Per Common Share:						
Net earnings (loss) (c)	- basic	0.25	(0.29)	0.61	(0.21)	0.36
	- diluted	0.25	(0.29)	0.61	(0.21)	0.36
Price range (d)	- high	24.75	15.28	6.40	6.31	24.75
	- low	14.51	2.80	3.66	3.60	2.80
Cash dividends paid		0.025	-	-	-	0.025
2000						
Net sales		989	995	956	841	3,781
Operating profit (loss)		184	165	122	(840) (e)	(369)
Net earnings (loss)		106	93	65	(523) (e)	(259)
Per Common Share:						
Net earnings (loss) (c)	- basic	2.19	2.06	1.48	(12.05)	(5.62)
	- diluted	2.18	2.04	1.48	(12.05)	(5.62)
Price range (d)	- high	48.00	45.56	33.56	25.50	48.00
	- low	30.75	30.36	24.63	13.13	13.13
Cash dividends paid		0.15	0.15	0.15	0.15	0.60

(a) Includes reversals of restructuring reserves of $9 million pretax ($5 million after-tax) and restructuring-related inventory reserves of $3 million pretax ($2 million after-tax).

(b) Includes charges for impairment of $30 million pretax ($25 million after-tax) and restructuring of $12 million pretax ($10 million after-tax).

(c) The sum of the four quarters is not necessarily the same as the total for the year.

(d) Stock price ranges are for transactions on the New York Stock Exchange (trading symbol USG), which is the principal market for these securities. Stockholders of record as of January 31, 2002: Common - 4,443; Preferred - none.

(e) Includes charges for asbestos claims of $850 million pretax ($524 million after-tax), restructuring of $50 million pretax ($31 million after-tax) and a restructuring-related inventory writedown of $4 million pretax ($2 million after-tax).

USG CORPORATION
FIVE-YEAR SUMMARY

(dollars in millions, except per-share data)	Years Ended December 31,				
	2001	2000	1999	1998	1997
Statement of Earnings Data:					
Net sales	$3,296	$3,781	$3,810	$3,342	$3,066
Cost of products sold	2,882	2,941	2,742	2,458	2,279
Selling and administrative expenses	279	309	338	299	281
Chapter 11 reorganization expenses	12	-	-	-	-
Provisions for impairment and restructuring	33	50	-	-	-
Provision for asbestos claims	-	850	-	-	-
Amortization of excess reorganization value (a)	-	-	-	-	127
Operating profit (loss)	90	(369)	730	585	379
Interest expense	33	52	53	53	60
Interest income	(5)	(5)	(10)	(5)	(3)
Other expense, net	10	4	3	3	2
Income taxes (benefit)	36	(161)	263	202	172
Net earnings (loss)	16	(259)	421	332	148
Net Earnings (Loss) Per Common Share:					
Basic	0.36	(5.62)	8.48	6.81	3.19
Diluted	0.36	(5.62)	8.39	6.61	3.03
Balance Sheet Data (as of the end of the year):					
Working capital	876	(20)	319	410	199
Current ratio	3.73	0.98	1.50	1.79	1.43
Property, plant and equipment, net	1,800	1,830	1,568	1,214	982
Total assets	3,464	3,214	2,794	2,366	1,926
Total debt (b)	1,007	711	593	596	620
Liabilities subject to compromise	2,311	-	-	-	-
Total stockholders' equity	491	464	867	518	147
Other Information:					
Capital expenditures	109	380	426	309	172
Stock price (per common share) (c)	5.72	22.50	47.13	50.94	49.00
Cash dividends paid (per common share)	0.025	0.60	0.45	0.10	-
Average number of employees	14,300	14,900	14,300	13,700	13,000

(a) Excess reorganization value was established in connection with a financial restructuring in May 1993 and was subsequently amortized through September 30, 1997.

(b) Total debt as of December 31, 2001, includes $1,005 million of debt classified as liabilities subject to compromise.

(c) Stock price per common share reflects the final closing price of the year.

USG CORPORATION
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(Dollars in millions)

	Beginning Balance	Additions (a)	Deductions (b)	Ending Balance
Year ended December 31, 2001:				
Doubtful accounts	$14	$ 3	$ (4)	$13
Cash discounts	4	51	(51)	4
Provisions for restructuring	34	10	(32)	12
Year ended December 31, 2000:				
Doubtful accounts	14	4	(4)	14
Cash discounts	4	57	(57)	4
Provision for restructuring	-	35	(1)	34
Year ended December 31, 1999:				
Doubtful accounts	14	4	(4)	14
Cash discounts	4	59	(59)	4

(a) Reflects provisions charged to earnings.

(b) Reflects receivables written off as related to doubtful accounts, discounts allowed as related to cash discounts, and payments and reversals made against the restructuring reserve.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding directors is included in the Corporation's definitive Proxy Statement, which is incorporated herein by reference.

Executive Officers of the Registrant (as of March 1, 2002)

Name, Age and Present Position	Business Experience During the Last Five Years	Present Position Held Since
William C. Foote, 50 Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer from April 1996 to June 1997; Chairman and Chief Executive Officer from June 1997 to August 1999.	August 1999
Richard H. Fleming, 54 Executive Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer to February 1999.	February 1999
Raymond T. Belz, 61 Senior Vice President and Controller	Vice President and Controller, USG Corporation, from January 1994 to February 1999; Vice President Financial Operations, North American Gypsum and Worldwide Ceilings, from September 1996 to February 1999.	February 1999
Edward M. Bosowski, 47 Senior Vice President, Corporate Strategy and Marketing; President, USG International	Executive Vice President – Marketing, United States Gypsum Company, to February 1999; President and Chief Executive Officer, United States Gypsum Company, to November 2000; President, Growth Initiatives and International, to February 2001.	February 2001
Stanley L. Ferguson, 49 Senior Vice President and General Counsel	Associate General Counsel to May 2000; Vice President and General Counsel to May 2001.	May 2001
James S. Metcalf, 44 Senior Vice President; President, Building Systems	Vice President, Sales, USG Interiors, Inc., to June 1998; Senior Vice President, Sales and Marketing, USG Interiors, Inc., to March 1999; Executive Vice President and Chief Operating Officer, L&W Supply Corporation, to March 2000; President and Chief Executive Officer, L&W Supply Corporation, to March 2002.	March 2002
Brian W. Burrows, 62 Vice President, Research and Technology	Same position	March 1987

Name, Age and Present Position	Business Experience During the Last Five Years	Present Position Held Since
Brian J. Cook, 44 Vice President, Human Resources	Director, Human Resources Planning and Development and Corporate Employee Counsel, to December 1997; Director, Human Resources – Operations, to December 1998.	December 1998
Jean K. Holley, 42 Vice President and Chief Information Officer	Senior Director, Information Technology, Waste Management Corporation, to August 1998.	August 1998
Marcia S. Kaminsky, 43 Vice President, Communications	Vice President, U.S. Communications, Bank of Montreal/Harris Bank, to January 1997; Senior Vice President, Public Affairs, Bank of Montreal/Harris Bank, to October 1998.	October 1998
Michael C. Lorimer, 62 Vice President; President and Chief Operating Officer, L&W Supply Corporation	Vice President Operations, L&W Supply Corporation, to March 2002.	March 2002
D. Rick Lowes, 47 Vice President and Treasurer	Vice President and Chief Financial Officer, CGC Inc., to January 1999.	January 1999
Peter K. Maitland, 60 Vice President, Compensation, Benefits and Administration	Director, Employee Benefits and Office Facilities, to June 1997; Director, Employee Benefits and Office Management, to February 1999.	February 1999
Clarence B. Owen, 53 Vice President, International and Technology	Vice President Operations, USG Interiors, Inc., to June 1997; Senior Vice President, Technical Services, North American Gypsum and Worldwide Ceilings, to April 1998; President and Managing Director, Europe, USG Interiors, Inc., to March 1999; Senior Vice President, International, USG Interiors, Inc., to May 2001; Vice President to May 2001.	May 2001
Robert B. Sirgant, 61 Vice President, Corporate Customer Relations	Vice President, Corporate Accounts, to August 1999.	August 1999
John Eric Schaal, 58 Associate General Counsel and Corporate Secretary	Assistant General Counsel to August 2000; Associate General Counsel to February 2002.	February 2002

Item 11. EXECUTIVE COMPENSATION

Information required by Item 11 is included in the Corporation's definitive Proxy Statement, which is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information required by Item 12 is included in the Corporation's definitive Proxy Statement, which is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by Item 13 is included in the Corporation's definitive Proxy Statement, which is incorporated herein by reference.

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. and 2. The consolidated financial statements and supplemental financial statement schedule

See Part II, Item 8. Financial Statements and Supplementary Data for an index of the Corporation's consolidated financial statements and supplementary data schedule.

3. Exhibits (Reg. S-K, Item 601):

Exhibit No.		Page
3	Articles of incorporation and by-laws:	
	(a) Restated Certificate of Incorporation of USG Corporation (incorporated by reference to Exhibit 3.1 of USG Corporation's Form 8-K, dated May 7, 1993).	
	(b) Certificate of Designation of Junior Participating Preferred Stock, series D, of USG Corporation (incorporated by reference to Exhibit A of Exhibit 4 to USG Corporation's Form 8-K dated March 27, 1998).	
	(c) Amended and Restated By-Laws of USG Corporation, dated as of November 14, 2001.	63

Instruments defining the rights of security holders, including indentures:

(a) Indenture dated as of October 1, 1986, between USG Corporation and National City Bank of Indiana, successor Trustee to Bank One, which was successor Trustee to Harris Trust and Savings Bank (incorporated by reference to Exhibit 4(a) of USG Corporation's Registration Statement No. 33-9294 on Form S-3, dated October 7, 1986).

(b) Rights Agreement dated March 27, 1998, between USG Corporation and Harris Trust and Savings Bank, as Rights Agent (incorporated by reference to Exhibit 4 of USG Corporation's Form 8-K, dated March 27, 1998).

(c) Form of Common Stock certificate (incorporated by reference to Exhibit 4.4 to USG Corporation's Form 8-K, dated May 7, 1993).

The Corporation and certain of its consolidated subsidiaries are parties to long-term debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of the Corporation and its subsidiaries on a consolidated basis. Pursuant to paragraph (b)(4)(iii)(A) of Item 601 of Regulation S-K, the Corporation agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.

10 Material contracts:

(a) Management Performance Plan of USG Corporation (incorporated by reference to Annex C of Amendment No. 8 to USG Corporation's Registration Statement No. 33-40136 on Form S-4, dated February 3, 1993).

(b) First Amendment to Management Performance Plan, effective November 15, 1993, and dated February 1, 1994 (incorporated by reference to Exhibit 10(aq) of Amendment No. 1 of USG Corporation's Registration Statement No. 33-51845 on Form S-1).

(c) Second Amendment to Management Performance Plan, dated June 27, 2000 (incorporated by reference to Exhibit 10(a) of USG Corporation's Form 10-Q, dated November 6, 2000).

(d) Amendment and Restatement of USG Corporation Supplemental Retirement Plan, effective July 1, 1997, and dated August 25, 1997 (incorporated by reference to Exhibit 10(c) of USG Corporation's Annual Report on Form 10-K, dated February 20, 1998).

(e) First Amendment to Supplemental Retirement Plan, effective July 1, 1997 (incorporated by reference to Exhibit 10(d) of USG Corporation's Annual Report on Form 10-K, dated February 26, 1999).

(f) Second Amendment to Supplemental Retirement Plan, effective November 8, 2000 (incorporated by reference to Exhibit 10(e) of USG Corporation's Annual Report on Form 10-K, dated March 5, 2001).

(g) Third Amendment to Supplemental Retirement Plan, effective November 8, 2000 (incorporated by reference to Exhibit 10(e) of USG Corporation's Annual Report on Form 10-K, dated March 5, 2001).

(h) Fourth Amendment to Supplemental Retirement Plan of USG Corporation, effective April 11, 2001 (incorporated by reference to Exhibit 10(a) of USG Corporation's Form 10-Q, dated March 31, 2001).

(i) Fifth Amendment of USG Corporation Supplemental Retirement Plan, effective December 21, 2001. 80

(j) Form of Termination Compensation Agreement dated January 1, 2000 (incorporated by reference to Exhibit 10(e) of USG Corporation's Annual Report on Form 10-K, dated February 29, 2000).

(k) Form of Indemnification Agreement (incorporated by reference to Exhibit 10(g) of Amendment No. 1 to USG Corporation's Registration No. 33-51845 on Form S-1).

(l) Form of Employment Agreement dated January 1, 2000 (incorporated by reference to Exhibit 10(g) of USG Corporation's Annual Report on Form 10-K, dated February 29, 2000).

(m) Five Year Credit Agreement dated as of June 30, 2000, among USG Corporation and the banks listed on the signature pages thereto and The Chase Manhattan Bank as Administrative Agent (incorporated by reference to Exhibit 10(a) of USG Corporation's Form 10-Q, dated August 7, 2000).

(n) 364-Day Credit Agreement dated as of June 30, 2000, among USG Corporation and the banks listed on the signature pages thereto and The Chase Manhattan Bank as Administrative Agent (incorporated by reference to Exhibit 10(b) of USG Corporation's Form 10-Q, dated August 7, 2000).

(o) 1995 Long-Term Equity Plan of USG Corporation (incorporated by reference to Annex A to USG Corporation's Proxy Statement and Proxy, dated March 31, 1995).

(p) First Amendment to 1995 Long-Term Equity Plan of USG Corporation, dated June 27, 2000 (incorporated by reference to Exhibit 10(b) of USG Corporation's Form 10-Q, dated November 6, 2000).

(q) 2001 Annual Management Incentive Program - USG Corporation. 81

(r) Omnibus Management Incentive Plan (incorporated by reference to Annex A to USG Corporation's Proxy Statement and Proxy, dated March 28, 1997).

(s) First Amendment to Omnibus Management Incentive Plan, dated November 11, 1997 (incorporated by reference to Exhibit 10(p) of USG Corporation's Annual Report on Form 10-K, dated February 20, 1998).

(t) Second Amendment to Omnibus Management Incentive Plan of USG Corporation, dated as of June 27, 2000 (incorporated by reference to Exhibit 10(c) of USG Corporation's Form 10-Q, dated November 6, 2000).

(u) Amended and Restated Stock Compensation Program for Non-Employee Directors of USG Corporation, dated July 1, 1997 (incorporated by reference to Exhibit 10(q) of USG Corporation's Annual Report on Form 10-K, dated February 20, 1998).

(v) Key Employee Retention Plan, dated May 16, 2001, as amended September 20, 2001. 90

(w) Senior Executive Severance Plan, dated May 16, 2001, as amended September 20, 2001. 93

(x) Revolving Credit and Guaranty Agreement, dated as of June 25, 2001, among USG Corporation and certain of its subsidiaries, as debtors, USG Foreign Investments, Ltd., as guarantor, and The Chase Manhattan Bank, as agent and lender, and the other lenders named therein. 98

(y) First Amendment to Revolving Credit and Guaranty Agreement, dated August 2, 2001. 185

(z) Second Amendment to Revolving Credit and Guaranty Agreement, dated August 24, 2001. 212

(aa) Third Amendment to Revolving Credit and Guaranty Agreement, dated December 10, 2001. 221

	(ab)	Security and Pledge Agreement, dated June 25, 2001, among USG Corporation and each of its direct and indirect subsidiaries party to the Credit Agreement, other than USG Foreign Investments, Ltd., and The Chase Manhattan Bank.	229
	(ac)	Second Amendment of USG Corporation Retirement Plan, dated December 21, 2001.	254
21	Subsidiaries		255
23	Consents of Experts and Counsel		256
24	Power of Attorney		257

(b) Reports on Form 8-K:

None.

Index to exhibits filed
with the Annual Report on Form 10-K
for the year ended December 31, 2001

If you wish to receive a copy of any exhibit, it may be obtained, upon payment of reasonable expenses, by writing to:

J. Eric Schaal
Associate General Counsel and Corporate Secretary
USG Corporation
P.O. Box 6721
Chicago, IL 60680-6721

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

USG CORPORATION

March 1, 2002

By: /s/ Richard H. Fleming
Richard H. Fleming
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

/s/ William C. Foote WILLIAM C. FOOTE Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 1, 2002
/s/ Richard H. Fleming RICHARD H. FLEMING Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 1, 2002
/s/ Raymond T. Belz RAYMOND T. BELZ Senior Vice President and Controller (Principal Accounting Officer)	March 1, 2002
ROBERT L. BARNETT, KEITH A. BROWN, JAMES C. COTTING, LAWRENCE M. CRUTCHER, W. DOUGLAS FORD, DAVID W. FOX, VALERIE B. JARRETT, MARVIN E. LESSER, JOHN B. SCHWEMM, JUDITH A. SPRIESER Directors	By: /s/ Richard H. Fleming Richard H. Fleming Attorney-in-fact Pursuant to Power of Attorney (Exhibit 24 hereto) March 1, 2002

Board of Directors

Robert L. Barnett (3, 6*)
President,
Commercial, Governmental and Industrial Solutions Sector,
Motorola Corporation

Keith A. Brown (3, 4, 5*, 6)
President,
Chimera Corporation

James C. Cotting (1, 4*, 5, 6)
Former Chairman,
Navistar International Corporation

Lawrence M. Crutcher (4, 5, 6)
Managing Director,
Veronis Suhler Stevenson

William C. Foote (1*)
Chairman,
Chief Executive Officer and President

W. Douglas Ford (1, 2, 5, 6)
Chief Executive,
Refining and Marketing,
BP Amoco p.l.c.

David W. Fox (1, 2*, 4)
Former Chairman and Chief Executive Officer,
Northern Trust Corporation and The Northern Trust Company

Valerie B. Jarrett (2, 6)
Executive Vice President,
The Habitat Company

Marvin E. Lesser (3, 4)
Managing Partner,
Sigma Partners, L.P.

John B. Schwemm (1, 2, 3, 5)
Former Chairman and Chief Executive Officer,
R.R. Donnelley & Sons Company

Judith A. Sprieser (2, 3*, 4, 5)
Chief Executive Officer,
Transora, Inc.

Committees of the Board Directors

1 Executive Committee
2 Compensation and Organization Committee
3 Audit Committee
4 Finance Committee
5 Committee on Directors
6 Corporate Affairs Committee
* Denotes Chair

Corporate Officers

William C. Foote
Chairman,
Chief Executive Officer and President

Richard H. Fleming
Executive Vice President and Chief Financial Officer

Raymond T. Belz
Senior Vice President and Controller

Edward M. Bosowski
Senior Vice President,
Corporate Strategy and Marketing, USG Corporation and President,
USG International

Stanley L. Ferguson
Senior Vice President and General Counsel

James S. Metcalf
Senior Vice President;
President, Building Systems

Brian W. Burrows
Vice President,
Research and Technology

Brian J. Cook
Vice President,
Human Resources

Jean K. Holley
Vice President and Chief Information Officer

Marcia S. Kaminsky
Vice President,
Communications

Michael C. Lorimer
Vice President,
USG Corporation;
President and Chief Operating Officer,
L&W Supply Corporation

D. Rick Lowes
Vice President and Treasurer

Peter K. Maitland
Vice President,
Compensation, Benefits and Administration

Clarence B. Owen
Vice President,
International and Technology

Robert B. Sirgant
Vice President,
Corporate Customer Relations

J. Eric Schaal
Associate General Counsel and Corporate Secretary

A note of thanks:
In January 2002, Daniel J. Nootens retired. His years of commitment, dedication and leadership are greatly appreciated.

Shareholder Information

Annual Meeting of Stockholders
The 2002 annual meeting of stockholders of USG Corporation will be held at 9:15 a.m., Wednesday, May 8, in the third floor Business Library of USG Corporation, 125 South Franklin Street, Chicago. A formal notice of the meeting and proxy material will be sent to stockholders on or about March 22, 2002.

Interim Reports to Stockholders
USG Corporation prepares a quarterly report to stockholders that provides a quarterly update on financial and operational performance and strategic direction. If you wish to receive the quarterly report, please send notification, including your name and address, to the Investor Relations Department at the address below.

Investor Relations
USG Corporation, Department 161-2
P.O. Box 6721
Chicago, IL 60680-6721

In addition, stockholders may obtain financial reports and other information on the internet at www.usg.com.

General Offices
Mailing Address:
P.O. Box 6721
Chicago, IL 60680-6721

Street Address:
125 South Franklin Street
Chicago, IL 60606-4678

Telephone:
312-606-4000

Stock Transfer Agent and Registrar
Computershare Investor Services LLC
Attn: Shareholder Communications
P.O. Box A 3504
Chicago, IL 60690-3504
877-360-5160

Stock Listings
USG Corporation common stock is listed on the New York and Chicago stock exchanges and is traded under the symbol USG.

Inquiries
Investment Community:
Investor Relations
312-606-4125

News Media:
Corporate Communications
312-606-4356

The following trademarks used herein are owned by USG Corporation or its subsidiaries: ASTRO, CENTRICITEE, COMPASSO, CURVATURA, DIAMOND, DONN, DUROCK, DX, ECLIPSE, FIBEROCK, FINELINE, HYDROCAL, IMPERIAL, RADAR, SHEETROCK, ULTRAWALL, USG.

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